SHINHAN LIFE INSURANCE CO., LTD.

Separate Financial Statements

(With Independent Auditors' Report Thereon)

Contents

To the Board of Directors and Shareholder
Shinhan Life Insurance Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of Shinhan Life Insurance Co., Ltd. (the "Company"), which comprise the separate statement of financial position as of December 31, 2023, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing ("KSAs"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The separate statement of financial position of the Company as of December 31, 2022 and January 1, 2022 and the related separate statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2022 were audited by another auditor in accordance with KSAs and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The separate financial statements that another auditor audited are those before reflecting the adjustments due to the adoption of K-IFRS 1117 Insurance Contracts described in Note 53. The comparative separate statements of financial position as of December 31, 2022 and January 1, 2022 and the related separate statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2022 has reflected such adjustments.

We have audited the adjustments reflected to the comparative separate financial statements as part of our audit of separate financial statements as of December 31, 2023 and for the period then ended. In our opinion, the adjustments to the accompanying separate financial statements present fairly, in all material respects, in accordance with K-IFRS. We were not engaged to audit, review, or apply any other procedures to the accompanying consolidated financial statements presented for comparative purposes, other than with respect to the adjustments, and accordingly, we do not express an audit opinion or any other form of assurance on the accompanying consolidated financial statements presented for comparative purposes taken as a whole.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audit of the Separate Financial Statements

ffrom material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

- Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation..

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 4, 2024
Seoul, Korea

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN LIFE INSURANCE CO., LTD.
Separate Statements of Financial Position
As of December 31, 2023,2022 and January 1, 2022

(In millions of won)	Note		December 31, 2023	December 31, 2022	January 1, 2022
Assets					
Cash and due from banks at amortized cost	4,7,8,10,50,52	₩	1,640,481	1,483,695	2,195,070
Financial assets at fair value through profit or loss	4,7,8,11,23,50		11,478,700	11,658,704	12,452,780
Securities at fair value through other comprehensive income	4,7,8,12,23,50		35,345,575	32,629,372	40,297,115
Securities at amortized cost	4,7,8,13,23		4,348,023	4,338,766	4,339,749
Investments in subsidiaries and associates	14		274,581	265,493	212,311
Loans and receivables at amortized cost	4,7,8,15,50		4,707,291	5,231,144	5,276,416
Reinsurance contract assets	25		62,815	59,017	-
Right-of-use assets	16,50		92,941	113,158	135,759
Property and equipment	17,50		76,122	81,416	93,723
Intangible assets	18,50		235,402	269,300	214,652
Derivative assets	4,7,8,21,50		116,378	92,074	6,857
Current tax assets	48,50		70,658	114,391	46,444
Investment property	20,23		14,397	14,610	14,822
Net defined benefit assets	31		34,257	44,888	32,751
Other assets	22		10,694	11,137	11,444
Total assets		₩	58,508,315	56,407,165	65,329,893

SHINHAN LIFE INSURANCE CO., LTD.
Separate Statements of Financial Position (Continued)
As of December 31, 2023, 2022 and January 1, 2022

(In millions of won)	Note		December 31, 2023	December 31, 2022	January 1, 2022
Liabilities					
Insurance contract liabilities	*24*	₩	45,528,986	42,927,163	50,622,187
Reinsurance contract liabilities	*25*		93,120	62,770	281,763
Policyholders' equity adjustments	*27*		(1,025)	(1,616)	45,105
Investment contract liabilities	*4,7,8,26,50*		1,831,826	2,296,401	3,142,578
Derivative liabilities	*4,7,8,21,50*		239,940	320,578	143,286
Borrowings	*4,7,8,28*		-	10,000	-
Debentures	*4,7,8,29*		299,331	643,451	614,645
Other financial liabilities	*4,7,8,30,35, 50*		238,028	304,988	311,253
Lease liabilities	*4,7,8,16,50*		91,566	109,060	127,406
Provisions	*32*		75,565	82,718	91,850
Current tax payables	*48,50*		55	-	-
Deferred tax liabilities	*48*		1,631,841	1,488,780	1,641,830
Other liabilities	*33*		32,533	28,863	24,833
Total liabilities			50,061,766	48,273,156	57,046,736
Equity					
Capital stock	*34*		578,274	578,274	578,274
Hybrid bonds	*34*		299,452	299,452	299,452
Capital surplus	*34*		820,023	820,023	2,233,525
Capital adjustments	*34*		1,461	1,464	1,458
Accumulated other comprehensive income(loss)	*34*		117,417	113,667	709,020
Retained earnings	*34*		6,629,922	6,321,129	4,461,428
Total equity			8,446,549	8,134,009	8,283,157
Total liabilities and equity		₩	58,508,315	56,407,165	65,329,893

See accompanying notes to the separate financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Separate Statements of Comprehensive Income
For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022
Insurance revenue	24,36	₩	2,629,139	2,469,699
Reinsurance revenue	25,37		40,360	34,983
Insurance service expenses	24,36		1,810,115	1,713,261
Reinsurance service expenses	25,37		71,631	62,328
Other operating expenses			124,129	91,924
Insurance service result			663,624	637,169
Insurance finance income and investment income:				
Insurance finance income from insurance contracts issued	24,38		364,541	883,170
Insurance finance income from reinsurance contracts held	25,38		19,095	15,757
Interest income	41,50		1,538,432	1,532,315
Gains on financial assets at fair value through profit or loss	11,50		1,187,285	532,617
Gains on disposal of securities at fair value through other comprehensive income	12		54,256	72,818
Gains on disposal of loans at amortized cost			48	27
Reversal of credit loss allowance	42,50		7,564	3,571
Gains on foreign currency transaction	43		172,736	315,184
Gains on derivatives	21,50		147,499	252,413
Dividend income	45		30,483	42,542
Fees and commission income	44,50		12,489	14,888
Other investment income	46		10,924	16,461
			3,545,352	3,681,763
Insurance finance expenses and investment expenses:				
Insurance finance expenses from insurance contracts issued	24,38		2,500,731	1,653,462
Insurance finance expenses from reinsurance contracts held	25,38		19,959	16,936
Interest expenses	41,50		147,255	94,761
Losses on financial assets at fair value through profit or loss	11		353,758	1,319,165
Losses on disposal of at fair value through other comprehensive income	12		55,895	56,757
Losses on disposal of loans at amortized cost			198	73
Provision for credit loss allowance	42,50		24,406	17,879
Losses on foreign currency transaction	43		41,437	134,706
Losses on derivatives	21,50		301,322	387,687
Investment administrative expenses	40,50		16,925	20,106
Other investment expenses	46		80,773	61,117
			3,542,659	3,762,649
Net finance result		₩	2,693	(80,886)

SHINHAN LIFE INSURANCE CO., LTD.
Separate Statements of Comprehensive Income (Continued)
For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023	2022
Operating profit	₩	666,317	556,283
Non-operating income and expenses	*47*	(23,943)	(21,921)
Profit before income taxes		642,374	534,362
Income tax expense	*48*	160,523	77,364
Profit for the period		481,851	456,998
Other comprehensive income (loss) for the period, net of income tax			
Items that may be subsequently reclassified to profit or loss:			
Gains (losses) on valuation of securities at fair value through other comprehensive income		2,087,218	(5,241,685)
Gains (losses) on valuation of derivatives held for cash flow hedges		105,477	(97,818)
Net finance income (expenses) from insurance contracts issued		(2,162,910)	4,704,252
Net finance income (expenses) from reinsurance contracts held		(20,765)	34,045
		9,020	(601,206)
Items that will not be subsequently reclassified to profit or loss:			
Gains (losses) on valuation of securities at fair value through other comprehensive income		3,896	(9,700)
Remeasurements of defined benefit liability		(9,166)	15,553
		(5,270)	5,853
Total other comprehensive income (loss), net of income tax	*12,21,34*	3,750	(595,353)
Total comprehensive income (loss) for the period	₩	485,601	(138,355)
Earnings per share:			
Basic earnings per share and diluted earnings per share in won	*51* ₩	4,073	3,858

See accompanying notes to the separate financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Separate Statements of Changes in Equity
For the years ended December 31, 2023 and 2022

(In millions of won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.						
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total
Balance at January 1, 2022 (Before)	₩	578,274	299,452	2,233,525	1,458	51,926	1,996,016	5,160,651
Changes in accounting policies		-	-	-	-	657,094	2,465,412	3,122,506
Balance at January 1, 2022 (After)		578,274	299,452	2,233,525	1,458	709,020	4,461,428	8,283,157
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	456,998	456,998
Other comprehensive income, net of income tax:								
Losses on valuation of securities at fair value through other comprehensive income		-	-	-	-	(5,251,385)	-	(5,251,385)
Losses on valuation of derivatives held for cash flow hedges		-	-	-	-	(97,818)	-	(97,818)
Net finance income from insurance contracts issued		-	-	-	-	4,704,252	-	4,704,252
Net finance income from reinsurance contracts held		-	-	-	-	34,045	-	34,045
Remeasurement of defined benefit plans		-	-	-	-	15,553	-	15,553
Total other comprehensive income		-	-	-	-	(595,353)	-	(595,353)
Total comprehensive income(loss)		-	-	-	-	(595,353)	456,998	(138,355)
Other changes in equity								
Share-based payment		-	-	-	6	-	-	6
Dividend payment on hybrid bonds		-	-	-	-	-	(10,799)	(10,799)
Decrease in capital surplus, increase in retained earnings		-	-	(1,413,502)	-	-	1,413,502	-
Balance at December 31, 2022	₩	578,274	299,452	820,023	1,464	113,667	6,321,129	8,134,009

SHINHAN LIFE INSURANCE CO., LTD.
Separate Statements of Changes in Equity (Continued)
For the years ended December 31, 2023 and 2022

(In millions of won)

		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total
Balance at January 1, 2023	₩	578,274	299,452	820,023	1,464	113,667	6,321,129	8,134,009
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	481,851	481,851
Other comprehensive income, net of income tax:								
Gains on valuation of securities at fair value through other comprehensive income		-	-	-	-	2,091,114	-	2,091,114
Gains on valuation of derivatives intended for cash flow hedges		-	-	-	-	105,477	-	105,477
Net finance expenses from insurance contracts issued		-	-	-	-	(2,162,910)	-	(2,162,910)
Net finance expenses from reinsurance contracts held		-	-	-	-	(20,765)	-	(20,765)
Remeasurement of defined benefit plans		-	-	-	-	(9,166)	-	(9,166)
Total other comprehensive income		-	-	-	-	3,750	-	3,750
Total comprehensive income		-	-	-	-	3,750	481,851	485,601
Other changes in equity								
Dividends		-	-	-	-	-	(162,257)	(162,257)
Share-based payment		-	-	-	(3)	-	-	(3)
Dividend payment on hybrid bonds		-	-	-	-	-	(10,801)	(10,801)
Balance at December 31, 2023	₩	578,274	299,452	820,023	1,461	117,417	6,629,922	8,446,549

See accompanying notes to the separate financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Separate Statements of Cash Flows
For the years ended December 31, 2023 and 2022

(In millions of won)		**2023**	**2022**
Cash flows from operating activities			
Profit for the period	₩	481,851	456,998
Adjustment for profit or loss (Note 52)		(274,615)	(574,708)
Changes in assets and liabilities (Note 52)		(702,715)	(2,278,427)
Income tax refund(paid)		24,827	(71,758)
Interest received		1,027,457	1,164,919
Interest paid		(33,496)	(31,103)
Dividends received		40,321	47,180
Net cash inflow(outflow) from operating activities		563,630	(1,286,899)
Cash flows from investing activities			
Disposal of financial assets at fair value through profit or loss		509,489	969,855
Acquisition of financial assets at fair value through profit or loss		(783,328)	(1,008,703)
Disposal of securities at fair value through other comprehensive income		3,744,617	3,861,846
Acquisition of securities at fair value through other comprehensive income		(3,138,261)	(2,950,679)
Disposal of securities at amortized cost		-	10,000
Acquisition of investments in subsidiaries		(54,000)	(20,000)
Disposal of investments in associates		-	2,456
Acquisition of investments in associates		-	(35,981)
Cash inflows from hedging activities		14,224	12,197
Cash outflows from hedging activities		(67,030)	(138,834)
Disposal of property and equipment		665	369
Acquisition of property and equipment		(16,744)	(10,115)
Disposal of intangible assets		665	682
Acquisition of intangible assets		(34,967)	(123,083)
Decrease in receivables at amortized cost		21,741	30,214
Increase in receivables at amortized cost		(3,502)	(19,722)
Net cash inflow from investing activities		193,569	580,502
Cash flows from financing activities			
Repayment of debt securities		(656,645)	-
Proceeds from issuance of debt securities		299,246	-
Decrease in borrowings		(34,100)	-
Increase in borrowings		24,100	10,000
Decrease in other financial liabilities		(1,501)	(289)
Increase in other financial liabilities		896	193
Decrease in lease liabilities		(30,351)	(34,360)
Dividends paid		(162,257)	-
Hybrid bond interests paid		(10,801)	(10,799)
Net cash outflow from financing activities		(571,413)	(35,255)
Net increase(decrease) in cash and cash equivalents		185,786	(741,652)
Changes in cash and cash equivalents due to foreign currency translation		558	245
Cash and cash equivalents at the beginning of year		764,099	1,505,506
Cash and cash equivalents at the end of year	₩	950,443	764,099

See accompanying notes to the separate financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

1. Reporting entity

Shinhan Life Insurance Co., Ltd., (the "Company") was established in January, 1990, which is located at 358 Samil-daero, Jung-gu, Seoul and operates the life insurance business. Company operates through 197 domestic branches, and Shinhan Financial Group Co., Ltd. owns 100% of the Company's stock. Meanwhile, the Company has merged with Orange Life Insurance Co., Ltd. on July 1, 2021 in accordance with the resolution of the general shareholder's meeting on December 23, 2020, and has changed its name to Shinhan Life Insurance Co., Ltd.

2. Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea ("Korean IFRS"), as prescribed in *the Article 5(1)1 Act on External Audits of Corporations in the Republic of Korea.*

The separate financial statements are prepared in accordance with K-IFRS No. 1027 *'Separate Financial Statements'* in which parent, an investor in associates or joint ventures accounts for investments based on directly equity investments, noton the investee's reported performance and net assets.

(b) Date of authorization

The separate financial statements of the Company were authorized for issue by the Board of Directors on February 7, 2024, and the separate financial statements will be submitted for the final approval to the stockholder's meeting on March 22, 2024.

(c) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

- derivative financial instruments measured at fair value
- financial instruments at fair value through profit or loss measured at fair value
- financial instruments at fair value through other comprehensive income measured at fair value
- liabilities for cash-settled share-based payment arrangements measured at fair value
- liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets
- assets and liabilities of issued insurance contracts and reinsurance contracts are measured at the fulfillment value.

(d) Functional and presentation currency

The separate financial statements of the Company are presented and reported in won, which is the Company's functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

2. Basis of preparation (continued)

(e) Use of estimates and judgements

The preparation of the separate financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2023 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

① Uncertainty in assumptions and estimates

Accounting estimates and assumptions that include significant risks that may incur significant adjustments to the carrying amount of assets and liabilities accounted for as of the end of the reporting period are as follows and are disclosed in Notes 9.

- Fair value of financial instruments
- Provision for credit loss and Allowance for unused credit commitments
- Impairment of non-financial assets
- Liabilities for defined benefit obligations
- Insurance contract liabilities and Reinsurance contract assets (liabilities)

② Fair value measurement

The accounting policies and disclosures of the Company require fair value measurement for a number of financial and non-financial assets and liabilities, and thus, the Company establishes the fair value assessment policies and procedures. These policies and procedures involve the operation of the valuation department, which is responsible for the review of all significant fair value measurements, including fair values, which are classified as level 3 in the fair value hierarchy, and the results are reported to the chief financial officer.

The valuation department regularly reviews significant inputs and adjustments that are not observable. If the fair value measurement uses third-party information, such as broker's price or valuation agency, the valuation department determines whether an assessment based on information obtained from third parties can conclude that the fair value hierarchy includes classifications by level and meets the requirements of the related Standard.

When measuring the fair value of an asset or a liability, the Company uses as much market observable inputs as possible. Fair value is classified within the fair value hierarchy based on inputs used in valuation techniques as follows:

- Level 1: Unadjusted quoted prices in active markets accessible to the same assets or liabilities at the measurement date
- Level 2: Observable inputs, directly or indirectly, on assets or liabilities other than Level 1 quoted prices
- Level 3: Unobservable inputs to assets or liabilities

If several inputs used to measure the fair value of an asset or liability are classified at different levels within the fair value hierarchy, the Company classifies all fair value measurements at the same level as the lowest level inputs in the fair value hierarchy, and a change in the fair value hierarchy is recognized at the end of the reporting period.

Detailed information on the assumptions used in fair value measurements is included in Note 7.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

2. Basis of preparation (continued)

(f) Standards and amendments adopted by the Company

The Company has newly applied the following accounting policies upon preparation of the annual separate financial statements from the financial year starting January 1, 2023.

i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' –Disclosure of Accounting Policies

The amendments define significant accounting policy information and require disclosure of material accounting policy information. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) Amendments to K-IFRS No.1001 'Presentation of Financial Statements'– Disclosure of gains or losses on valuation of financial liabilities with variable exercise price

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with the adjustable exercise price are classified as financial liabilities. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iii) Amendments to K-IFRS No. 1008 'Accounting Policies, Changes in Accounting Estimates and Errors'– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iv) Amendments to K-IFRS No. 1012 'Income Taxes'- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the separate financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

2. Basis of preparation (continued)

(f) Standards and amendments adopted by the Company(continued)

v) K-IFRS 1117 'Insurance Contracts'

The main features of K-IFRS 1117 include measurement of insurance contact liabilities based on fulfilment cash flows, recognition of insurance revenue on an accrual basis, and separate presentation of investment income or expenses from insurance income or expenses.

① Measurement of current fulfillment value of insurance contract liabilities

The Company identifies portfolios of insurance contracts consisting of contracts that are exposed to similar risks and are managed together, and then separates each portfolio into groups of insurance contracts based on the profitability of contracts within the portfolio. It then estimates all future cash flows expected to arise within the boundary of each insurance contract in the Company and discounts such estimates using current discount rates, reflecting the assumptions and risks at the reporting date, to measure the current fulfillment value. As a result, insurance contract liabilities for each group of insurance contracts as of the end of the reporting period are measured at the total of estimates of future cash flows (reflecting cash flows related to policy loans, options and guarantees; the time value of money; etc.), a risk adjustment and the contractual service margin. The contractual service margin represents the unearned profit the Company will recognize as it provides insurance contract services in the future. If the contractual service margin is negative, the Company does not recognize the contractual service margin, but rather classifies into a group of onerous contracts and recognizes a loss in profit or loss immediately. For contracts without direct participation features, the Company adjusts the contractual service margin for the changes in fulfilment cash flows relating to future service, measured at the discount rates determined on initial recognition, but does not adjust the contractual service margin for effects of the time value of money, financial risk, and changes therein.

On the other hand, a reinsurance contract refers to an insurance contract issued by a reinsurer to compensate another entity for claims arising from one or more insurance contracts issued by that other entity (underlying contracts). The Company uses consistent assumptions to measure the estimates of the present value of the future cash flows for the group of reinsurance contracts held and the estimates of the present value of the future cash flows for the group(s) of underlying insurance contracts.

② Recognition of insurance revenue on an accrual basis

The Company recognizes insurance revenue reflecting services provided to policyholders in the period on an accrual basis.

The amount of insurance revenue recognized in the current period is comprised of the estimate at the beginning of the period of claims and other insurance service expenses expected to be incurred in the period, changes in the risk adjustment, and the contractual service margin recognized for services provided in that period, etc. The Company determines insurance revenue related to insurance acquisition cash flows by allocating the portion of the premiums that relate to recovering those cash flows to each reporting period in a systematic way.

Any investment components (the amounts that an insurance contract requires the entity to repay to a policyholder in all circumstances, regardless of whether an insured event occurs, such as surrender values or maturity refunds) is excluded from insurance revenue.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

2. Basis of preparation (continued)

(f) Standards and amendments adopted by the Company(continued)

v) K-IFRS 1117 'Insurance Contracts'(continued)
③ Presentation of insurance service result

The Company presents separately insurance service results comprising insurance revenue and insurance service expenses from insurance finance income or expenses comprising the time value of money, financial risk, and changes therein related to the group of insurance contracts. The Company chose the accounting policy to disaggregating insurance finance income or expenses for the period between profit or loss and other comprehensive income.

④ Accounting policy for transition and the transition effects

Under the transition requirements of K-IFRS 1117, each group of insurance contracts shall be identified, recognized, and measured as if K-IFRS 1117 had always applied (a full retrospective approach) unless it is impracticable, in which case either a modified retrospective approach or a fair value approach can be selected.

The effects of adopting K-IFRS 1117 on the Company's separate financial statements at the transition date and the date of initial application are presented in Note 53.

vi) Global Minimum Tax

Under the Global Minimum Tax legislation effective from 2024, the Company may be required to pay additional tax on the difference between the effective tax rate and the minimum tax rate of 15% for each jurisdiction in which its components operate. While the Company is deemed to be subject to the Global Minimum Tax legislation, there will be no impact on the corporate tax expenses for the period ended December 31, 2023, as Korea's legislation related to Global Minimum Tax will be effective from January 1, 2024.

The Company is applying the temporary exemption provision for deferred corporate tax under K-IFRS 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to global minimum tax legislation, nor does it disclose information related to deferred corporate tax.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. <u>**Material accounting policies**</u>

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2023, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of December 31, 2023 and 2022.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No. 1027 *Separate Financial Statements*. The Company's investments in subsidiaries are recorded at cost less impairment, if any, in accordance with K-IFRS No. 1027. The Company applied K-IFRS No. 1109 for beneficiary certificates using fair value method. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

(c) Revenue recognition criteria

The Company recognizes revenue by applying the below five-step model for revenue recognition.

① Identification of contract
② Identification of performance obligation
③ Calculation of transaction price
④ Allocation of transaction price to performance obligation
⑤ Recognition of revenue when performance obligation is fulfilled

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(c) Revenue recognition criteria (continued)

i) Interest income and expenses

Interest income is recognized using the effective interest method as time passes.

ii) Dividend income

Dividend income is recognized when the right to receive dividends is established.

(d) Cash and cash equivalents

The Company classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

(e) Non-derivative financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Company may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.

The Company subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. the Company recognizes dividends in profit or loss when the Company's right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(e) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Company's business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI , or at FVTPL. Debt instruments are reclassified only when the Company's business model changes.

ⓐ Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income.

ⓑ Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the 'Net foreign currency transaction gain' and 'Provision for credit loss allowance' in the separate statement of comprehensive income, respectively.

ⓒ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in 'Net gain on financial assets at fair value through profit or loss' in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(f) Non-derivative financial liabilities

The Company categorizes financial liabilities into financial liabilities at fair value through profit or loss and other financial liabilities based on the substance of the contractual terms and the definition of financial liabilities.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are initially measured at fair value, and changes therein are recognized in profit or loss.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities and other financial liabilities include borrowing, debentures, etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(g) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, the valuation gains or losses resulting from the fair value changes of derivatives are recognized as described below.

i) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities, or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

① Fair value hedge

When a derivative is designated as a fair value hedge, an effective part of the change in the fair value of the derivative that meets requirement of fair value risk hedge accounting is recognized in profit and loss, and changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The Group discontinues fair value hedge accounting if the group does not designate the risk hedge relationship, or the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria.

② Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the cash flow of the derivative that meets requirement of cash flow risk hedge accounting is recognized in profit and loss, and changes in the cash flow of a derivative hedging instrument designated as a cash flow hedge are recognized in profit or loss. The Group discontinues cash flow hedge accounting if the group does not designate the risk hedge relationship, or the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

③ Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, *'The Effects of Changes in Foreign Exchange Rates'*

ii) Other derivative instruments

All derivatives, except those designated as hedging instruments and that are effective in hedging, are measured at fair value and the gain or loss on valuation resulting from changes in fair value is recognized in profit or loss.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. **Material accounting policies (continued)**

(h) Expected credit losses on financial assets

The Company recognizes provision for credit loss allowance on the following assets:

- Financial assets measured at amortized cost
- Debt instruments measured at fair value through other comprehensive income

The Company measures provision for credit loss allowance at the amount equal to the expected credit loss for the entire period, except for the following financial assets that are measured as 12-month expected credit losses.

- Debt securities whose credit is determined to be low risk at the end of the reporting period
- Other debt securities that have not significantly increased their credit risk (i.e. the risk of defaulting the financial asset over its expected life) since the initial recognition

When determining whether the credit risk of a financial asset has increased significantly since the initial recognition and when estimating expected credit losses, the Company considers information that is available, reasonable, and supportable without excessive cost or effort. This includes qualitative and quantitative information and analysis based on the Company's experience and known credit ratings, including forward-looking information.

The Company assumes that the credit risk of financial assets will increase significantly if the overdue days exceed 30 days.

The Company considers that a default on a financial asset has occurred if:

- the debtor is not likely to fulfill his credit obligations to the Company unless the Company engages in an appeal.
- the delinquent days of financial assets exceed 90 days

The longest period to consider when measuring expected credit loss is the longest contract period in which the Company is exposed to credit risk.

i) Measurement of expected credit loss

Expected credit loss is a probability weighted estimate of credit loss. Credit loss is measured as the present value of all cash deficits (i.e., the difference between all contractual cash flows to be received under a contract and all contractual cash flows that is expected to be received).

Expected credit loss is discounted at the effective interest rate of the financial asset.

ii) Financial assets with credits impaired

At the end of each reporting period, the Company assesses whether the assets of financial assets measured at amortized cost and other comprehensive income and fair value of debt securities measured at fair value are impaired. If one or more events that adversely affect the estimated future cash flows of a financial asset have occurred, the financial asset is impaired.

iii) Presentation of provision for credit loss allowance in the statement of financial position

Provision for credit loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the asset. For debt instruments measured at fair value through other comprehensive income, the provision for credit loss allowance is recognized in other comprehensive income instead of reducing the carrying amount of the asset.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(i) Impairment of non-financial assets

The carrying amount of the Company's non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.   Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

At the end of each reporting period, the Company reviews whether there are any indications that any impairment losses recognized in prior periods for assets other than goodwill are no longer present or have been reduced, and only reverses the estimates used to determine recoverable amount since the date of recognition of the immediate impairment loss. The carrying amount increased by the reversal of impairment losses shall not exceed the carrying amount before recognition of the impairment loss, less any amortization or accumulated depreciation recognized prior to the impairment.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. <u>Material accounting policies (continued)</u>

(j) Leases

i) Accounting treatment as the lessee

The Company leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Company recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance costs. The Company recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate.

Right-of-use assets are measured at the following items:
- The initial measurement of the lease liability.
- Lease payments made at or before the lease commencement date (net of any lease incentives received).
- Initial direct costs incurred by the lessee.
- An estimate of costs to dismantle and remove the underlying asset, or to restore the underlying asset site, or to restore the underlying asset itself, as incurred by the lessee, as required by the lease terms.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight-line basis over the lease term. Short-term leases are leases with a lease term of 12 months or less, and low-value asset leases are leases with a carrying amount of the underlying asset of ₩ 6 million or less.

Additional considerations for the Company's accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Company considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(j) Leases (continued)

ii) Accounting treatment as the lessor

The Company leases various types of assets such as vehicles and machinery under operating and finance lease contracts, with lease terms individually negotiated and comprising various contract terms. Methods employed by the Company to manage risks associated with all rights retained in the underlying assets include repurchase agreements and residual value guarantees.

① Finance Lease

For finance leases, the Company recognizes a finance lease receivable equal to the net investment in the lease. Any difference between the carrying amount of the leased asset at the commencement date and its fair value is recognized as a gain or loss on lease asset disposal in the current period. Furthermore, interest income is recognized using the effective interest rate method on the Company's net investment in finance leases receivable outstanding. Direct costs incurred in connection with finance leases are included in the initial recognition of finance lease receivables and are amortized over the lease term, reducing revenue recognized over the lease term.

② Operating Lease

For operating leases, lease income is recognized on a straight-line basis over the lease term. Direct costs incurred in the negotiation and contract stages of operating leases are recognized in addition to the carrying amount of the underlying asset. Additionally, depreciation of operating lease assets is accounted for similarly to depreciation of other similar assets owned by the Company.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(k) Property, plant, and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line method which is the most appropriately reflect the expected consumption pattern of the future economic benefits inherent in the asset over the estimated useful lives, for the acquisition cost after subtracting the residual value. The estimated useful lives for the current and comparative periods are as follows:

The estimated useful life for the years ended December 31, 2023 and 2022 are as follows:

Classification	Expected useful life
Building	50 years
Structure	20 years
Rental property	5 years or rental period
Vehicle	5 years
Tools	5 years

(l) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Classification	Expected useful life
Development cost	5 years
Software	5 years
License	10 years

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(m) Investment properties

Investment property is measured initially at its cost including transaction costs incurred in acquiring the asset. After recognition as an asset, investment property is carried at cost less accumulated depreciation and accumulated impairment losses.

Land held for investment is not depreciated. Investment property, except for land, is depreciated using straight-line method over their useful lives of 50 years.

(n) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Company's net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits

① Defined benefit plans

For the year ended December 31, 2023, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

The defined benefit liability is calculated by an independent actuary every year. If the net amount calculated by deducting the fair value of the plan assets from the present value of the defined benefit obligation is an asset, the asset is recognized up to the limit of the present value of the economic benefits available in such a way as to receive a refund from the plan or to reduce future contributions to the plan.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(o) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(p) Insurance contract

i) Definition and classification of insurance contracts

The Company classifies the insurance contract issued as an insurance contract when assuming significant insurance risk from the policyholder, regardless of its legal form. It is classified as an insurance contract if, based on present value, there is a potential loss exposure and if, under any commercially plausible scenario, significant additional payments (determined on a present value basis) would be required to the policyholder. The assessment of assuming significant insurance risk is performed for each contract at the time of issuance. For reinsurance contracts, they are classified as insurance contracts when transferring significant insurance risk to the reinsurer. Additionally, contracts with discretionary participation features are also classified as insurance contracts.

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)

① Unit of account

The Company identifies portfolios of insurance contract by integrating insurance contracts that are subjected to similar risks and managed together based on coverage, currency, and interest rate types. The Company divides a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for contracts issued to which the Company applies the premium allocation approach, the Company shall assume no contracts in the portfolio are onerous (or net gain for reinsurance) at initial recognition, unless facts and circumstances indicate otherwise.

A group of insurance contracts issued:
- a group of contracts that are onerous at initial recognition
- a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently
- a group of the remaining contracts

A group of reinsurance contract held:
- a group of contracts with net profit at initial recognition
- a group of contracts that at initial recognition have no significant possibility of net gain subsequently
- a group of the remaining contracts

The Company does not include contracts issued more than one year apart in the same group, and it does not reassess the composition of the group subsequently.

② Recognition of group of insurance contracts

The Company recognizes the group of insurance contracts it issues from the earliest of the following .
- The beginning of the coverage period of the group of contracts;
- The date when the first payment from a policyholder in the group becomes due (If there is no contractual payment due date, the time the first premium is received is considered that date); and
- For a group of onerous contracts, when the group becomes onerous .

The Company recognizes a group of reinsurance contracts held at the beginning of the coverage period of the group of insurance contracts held . However, in the case of non-proportional reinsurance where the ceding group of contracts is a onerous portfolio and the reinsurance contract is entered into either at the commencement of the coverage period of that onerous ceding group of insurance contracts or earlier, the Company recognizes the group of reinsurance contracts on the earlier of the commencement of the coverage period for the group of reinsurance contracts and the recognition date of the onerous ceding group of insurance contracts. In addition, in the case of proportional reinsurance, the Company recognizes the group of reinsurance contracts held at the time of initial recognition of the group of underlying insurance contracts, if the initial recognition time of the group of underlying insurance contracts is later than the beginning of the coverage period of the group of reinsurance contracts held.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. **Material accounting policies (continued)**

(p) Insurance contract(continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model

On initial recognition, the Company measures a group of insurance contracts issued as the sum of the fulfillment cash flows comprising estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows , and risk adjustments to non-financial risk and the contractual service margin, and subsequently, as the sum of the liability or asset of for remaining coverage comprising the fulfillment cash flows and the contractual service margin and liability or asset for incurred claims comprising the fulfillment cash flows. The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance benefits according to the current insurance contract for insurance events that have not yet occurred, the obligation to pay amounts related to insurance contract services that have not yet been provided, the obligation to pay amounts related to insurance contract services that have not yet been provided, and represents the obligation to pay investment components and other amounts that have not been transferred to incurred liability. The liability for incurred claims comprises the obligation to investigate insurance events that have already occurred and pay reasonable insurance premiums and other incurred insurance costs, the obligation to pay amounts related to insurance contract services already provided, and obligation to pay investment elements and other amounts not related to insurance contract services and not included in the liability for remaining coverage.

- The estimate of future cash flows
The Company estimates future cash flows using a probability-weighted average based on all relevant, reliable, and neutral information available without undue cost or effort regarding the timing, scope, and uncertainty of future cash flows. Estimates for market variables are consistent with observable market prices and reflect the perspective of the entity, while estimates for non-market variables incorporate all reasonable and reliable internal and external evidence available without undue cost or effort, while ensuring consistency with observable market variables. The Company segregates the future cash flows of reinsurance contracts from those of the underlying insurance contracts and measures them separately, using assumptions consistent with the underlying direct insurance contracts issued but including the effects risk of failure of the debtor.

- Future cash flows within the contract boundary
The Company includes all future cash flows within the boundary of the group of insurance contracts issued when measuring the group. Cash flows within the contract boundary refer to cash flows up to the reporting period in which there exists a substantive right or obligation to compel the policyholder to pay premiums (or compel the reinsurer to pay reinsurance premiums for group of reinsurance contracts) or to provide substantive services under the insurance contract (or receive substantive services from the reinsurer for group of reinsurance contracts). Cash flows within the contract boundary include premiums from policyholders, claims and benefits payable to policyholders (including payments linked to underlying items), insurance claim handling expenses, options and guarantees embedded in cash flows, insurance acquisition cash flows directly attributable to the contract or its portfolio, fixed/variable indirect expenses directly attributable to fulfilling the insurance contract, costs related to investment activities and the provision of investment return services/investment-related services, insurance policy loans, etc; and excludes investment income or future insurance-related cash flows, product development expenses, and training expenses not directly attributable to the insurance contract portfolio

The substantive obligation to provide insurance contract services (or the substantive right to receive insurance contract services for group of reinsurance contracts) terminates when there is actual ability to reassess the risk of specific policyholders or portfolios (or risks transferred to reinsurers for group of reinsurance contracts) and, as a result, to fully reflect such risks in pricing or settlement. Risks related to periods after the reassessment date are not considered when reevaluating the portfolio's pricing. The Company reassesses the boundary of the contract at the end of each reporting period to reflect changes in circumstances affecting substantive rights and obligations.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(p) Insurance contract(continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model(continued)

- Discretionary cash flows
The Company identifies and distinguishes the effects of discretionary cash flow variations, which pertain to amounts or timing of cash flows subject to discretion, and the effects of changes in assumptions related to financial risks on the recognition, separately. Any impact of changes in discretion on recognition is adjusted in contractual service margin. The Company considers any adjustment rate applied to the benchmark rate as discretionary when applying the crediting rate to payments to policyholders.

- Insurance acquisition cash flows
The Company allocates insurance acquisition cash flows directly attributable to the group of insurance contracts in a reasonable and systematic manner based on future group of insurance contracts that will be recognized as a result of renewals within the portfolio and the insurance contracts included in that portfolio. After allocation, insurance acquisition cash flows recognized as an asset is evaluated for recoverability at the end of each reporting period if there is evidence or indication of impairment, and any impairment losses are recognized in the income statement and adjust the carrying amount of an asset for insurance acquisition cash flows. The asset for insurance acquisition cash flows is removed when the related group of insurance contracts is initially recognized and included in the measurement of the fulfillment cash flows for that group of insurance contracts.

- Discount rate
The Company measures the time value of money using a discount rate that reflects the cash flow and liquidity characteristics of insurance contracts while being consistent with current observable market prices and then adjusts future cash flow estimates. To do this, the Company calculates a risk-free interest rate term structure using the Smith-Wilson interpolation method, incorporating yields on government bonds with maturities observed in the market up to the longest term available, along with initial convergence periods and long-term lead rates. Liquidity premiums are then added to determine deterministic scenarios. The liquidity premium is derived by multiplying an adjustment ratio to the difference between the risk spread of the representative insurance industry portfolio and the credit risk spread. Additionally, the Company generates 1,000 stochastic scenarios based on this deterministic scenario, reflecting convergence speed parameters and volatility parameters. Deterministic and stochastic scenarios for foreign currencies are calculated separately from scenarios for the currency of Korean Won, taking into account the characteristics of each currency.

- Risk adjustment for non-financial risk
The Company explicitly reflects between estimated future cash flows and discount rates, reflecting the compensation of the uncertainty surrounding the amounts and timing of cash flows arising from non-financial risks through adjustments for non-financial risk.   These adjustments are made in accordance with insurance regulations and are allocated at the individual contract level through reasonable and systematic methods. For reinsurance contracts held, adjustments for non-financial risk are calculated to reflect the risk transferred from the holder of the reinsurance contract to the reinsurer, consistent with the assumptions applied in the underlying insurance contracts issued.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model(continued)

- Contractual service margin
At the time of initial recognition of a group of insurance contracts issued, the Company measures the contractual service margin, which is unrealized profit that will be recognized as insurance contract services are provided in the future, as the amount that does not recognize revenue or expenses from:

i) The amount of fulfillment future cash flows expected at initial recognition date for the group of insurance contracts.
ii) All cash flows already incurred from contracts within the group of insurance contracts at the initial recognition date.
iii) The acquisition cash flows allocated to the group of insurance contracts at the initial recognition date.
iv) Other assets or liabilities recognized previously for cash flows associated with the group of insurance contracts at the initial recognition date.

In the case of a reinsurance contracts held, the net cost or net gain on purchasing a group of the reinsurance contracts held is recognized as contractual service margin. However, if the net cost of purchasing reinsurance coverage is related to costs incurred prior to purchasing a group of reinsurance contracts held, it is recognized in profit or loss.

- The changes in fulfilment cashflows and contractual service margins
The Company re-estimates the future cash flows as of the end of each reporting period at current estimates. Changes in fulfilment cash flows related to the future service are adjusted in the contractual service margin, while change in fulfilment cash flows related the current and past service are recognized in profit or loss. The Company also adjusts the contractual service margins for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment components. However, changes in the time value of money and financial risk, changes in estimated cash flows for liabilities for incurred claim, and other experience adjustments related to current and past services are not adjusted in the contractual service margins.

The Company calculates the carrying amounts of the contractual service margins at the end of the reporting period by adjusting the following amounts to the carrying amounts at the start of the reporting period.
i) the effect of any new contracts added to the group;
ii) interest accreted on the carrying amount of the contractual service margins during the reporting period, measured at the discount rate determined at initial recognition;
iii) the changes in fulfillment cash flows relating to future services except to the amounts of change in the fulfillment cash flows are allocated to the loss component or loss recovery component;
iv) the effects of any currency exchange differences on the contractual service margin; and
v) the amounts recognized as insurance revenue because of the transfer of insurance contract services in the period.

- Loss components and loss recovery components
The Company considers an insurance contract as onerous contract at the date of initial recognition if the fulfilment cash flows allocated to the contract, any previously recognized insurance acquisition cash flows and cash flows and any cash flows arising from the contract at that date of initial recognition in total are a net outflow. Additionally, the Company considers a group of insurance contracts becomes onerous on subsequent measurement if unfavorable changes relating to future services in fulfillment cash flows allocated to the group of insurance contracts exceed the carrying amount of the contractual service margins.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. <u>Material accounting policies (continued)</u>

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

The Company recognize a loss in profit or loss for the net outflow for the group of onerous contracts, resulting in the carrying amounts of the liability for the group being equal to the fulfillment cash flows and contractual service margin of the group being zero. Any portion at the initial recognition date in the group of onerous contract that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that portfolio and recognized as a loss in the current period. After recognizing the loss component, the Company systematically allocates changes relating to future services in fulfillment cash flows on subsequent measurement between the loss component and the others based on established criteria. However, favorable changes relating to future services in fulfillment cash flows on subsequent measurement are allocated only to the loss component until it is fully exhausted and recognized in the current period. Any excess beyond the loss component's exhaustion is then recognized as contractual service margin again.

In the case of a group of reinsurance contracts held, when a loss component is recognized in the group of the underlying insurance contracts, the Company calculates the loss recovery component of the group of the reinsurance contracts held by multiplying the expected recovery ratio for claims under the group of the underlying insurance contracts by the loss component attributed to those claims. This loss recovery component is then used to adjust assets for the remaining coverage of the reinsurance group and to adjust the contractual service margin (or directly adjust the Liabilities for remaining coverage if the premium allocation approach is applied) for recognition of the current period's profit or loss. The loss recovery component is adjusted to reflect fluctuations in the loss component of the group of the underlying insurance contracts within the range that does not exceed the loss component's carrying amount for the group of the underlying insurance contracts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(p) Insurance contract (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

④ Measurement of insurance liabilities (assets) under the variable fee approach

The Company applies the variable fee approach to measure insurance liabilities (assets) for insurance contracts with direct participation features that meet the following conditions at inception: The Company provides investment-related services at the commencement of the insurance contract, and the insurance contract has direct participation features. The Company does not reassess the following conditions unless there is a contract modification. The variable fee approach is not applied to reinsurance contracts held.

i) The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items
ii) The Company expects to pay to policyholder an amount equal to a substantial share of the fair value returns on the underlying items
iii) The Company expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

In the variable fee approach, it is clear that the obligation to pay an amount equal to the fair value of the underlying items, deducted by the variable fee, constitutes the liability to the policyholder. The variable fee represents the amount deducted from the fair value of the underlying items, which is the portion not subject to fluctuations based on the performance of the underlying items. Fluctuations in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted in the contractual service margin. However, adjustments are made in the contractual service margin for the portion of the fair value of the underlying items attributable to the Company and the fluctuation in the cash flows not subject to variations based on the performance of the underlying items.

The Company measures the fulfillment cash flows under variable fee approach at the initial recognition date and at the end of the reporting period using the same general model. The carrying amounts of the contractual service margin at the end of the reporting period under variable fee approach is adjusted the following amounts to the carrying amounts at the start of the reporting period.

i) the effect of any new contracts added to the group;
ii) the change in the amounts of the Company's share of the fair value of underlying items excluding recognition and reversal of loss component;
iii) the changes in fulfillment cash flows relating future services excluding recognition and reversal of loss components;
iv) the effects of any currency exchange differences on the contractual service margins; and
v) the amounts recognized as insurance revenue because of the transfer of insurance contract services in the period.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. <u>Material accounting policies (continued)</u>

(p) Insurance contract(continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

⑤ Insurance liabilities (assets) and reinsurance assets (liabilities) measured under the premium allocation approach.

At the inception of a group of insurance contracts issued, if there is a reasonable expectation that the measurement of liabilities for remaining coverage under premium allocation approach does not differ materially from the one under the general model, and if the coverage period for all contracts within the group of insurance contracts issued is one year or less, the insurance liabilities (assets) are measured using the premium allocation approach, which is a simplified method compared to the general model.

The Company measures the residual insurance liabilities (assets) at the initial recognition by deducting from the cash received as premiums (or reinsurance premiums paid in the case of reinsurance contracts), the amount of insurance acquisition cash flows not immediately recognized as expenses (including amounts removed from assets). Subsequently, it determines the carrying amount by adding or subtracting the following amounts from the initial amount.

i) Premiums received during the reporting period. (Reinsurance premium paid for reinsurance contracts held)
ii) Insurance acquisition cash flows not recognized as expenses and amortization of those insurance acquisition cash flows
iii) Adjustments related to significant financing component.
iv) Amount recognized in profit or loss for the reporting period due to providing insurance contract services.
v) Investment component paid (received for reinsurance contracts held) or transferred to the liability for incurred claims..

The Company does not adjust the carrying amount of the Liabilities for remaining coverage at the initial recognition date if the coverage period of each contract within the group of insurance contracts does not exceed one year, in order to reflect the time value of money and the financial risk effect. Additionally, acquisition cash flows are recognized as expenses when they occur. However, if circumstances indicate that the group of insurance contracts incurs losses, the Company performs impairment tests. If the cash flows for the fulfillment exceed the carrying amount of the Liabilities for remaining coverage, the difference is recognized as a loss in the current period and increases the liabilities for remaining coverage by the corresponding amount.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. **Material accounting policies (continued)**

(p) Insurance contract(continued)

iii) Recognition of insurance revenue and insurance service expenses

① Recognition of insurance revenue in general model and variable fee approach

Insurance revenue is measured as the amount expected to be received in exchange for providing insurance contract services for issued group of insurance contracts. It consists of the sum of changes in the residual insurance liabilities and amounts related to insurance acquisition cash flows.

i) Insurance service costs incurred during the period, measured at the amount estimated at the inception date (excluding transaction-related taxes collected on behalf of third parties, amounts allocated to loss components, insurance acquisition costs, amounts repayable to policyholders regardless of the occurrence of insurance events, and insurance contract loan execution amounts).
ii) Changes in the risk adjustment for non-financial risk (excluding amounts allocated to loss components and changes related to future services).
iii) Contractual service margin recognized in the current period as profit or loss, calculated based on the quantity of benefits payments and the expected duration of benefits for contracts within the group of insurance contracts, considering the frequency and severity of occurrence of benefits for the entire coverage units allocated to the current period.
iv) Other amounts such as experience adjustments on premiums collected for current or past services.

Insurance revenue related to insurance acquisition cash flows is calculated by systematically allocating the portion of premiums associated with these cash flows over time, reflecting the recovery of these cash flows. The same amount is recognized as insurance service costs.

② Recognition of insurance revenue under the premium allocation approach.

Under the premium allocation approach, insurance revenue is recognized by allocating the expected premium income (excluding investment components) for services provided over each period. However, if the pattern of release of risk expected during the coverage period significantly differs from the passage of time, the expected premium income is allocated according to the pattern expected for the incurring of insurance service expenses.

③ Recognition of insurance service expenses

The insurance service expenses incurred as a result of issuing the group of insurance contracts issued consist of the following.

i) Increase in the liabilities for incurred claims and changes in the fulfilment cash flows related to premiums and expenses (excluding repayment of investment elements).
ii) Amortization of insurance acquisition cash flows (the same amount is recognized as insurance revenue and insurance service expenses).
iii) Loss component recognized in the group of onerous contracts at initial recognition and the changes of loss component relating the future services.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(p) Insurance contract(continued)

iii) Recognition of insurance revenue and insurance service expenses(continued)

④ The recognition of reinsurance revenue and reinsurance service expenses for groups of reinsurance contracts held.

The revenue and expenses arising from group of reinsurance contract held is recognized by adopting the method of recognizing insurance service expenses and insurance revenue of underlying insurance contract, with adjustments made to reflect the characteristics of reinsurance contracts (revenue being the amount recovered from reinsurers and expenses being the allocated portion of premiums paid to reinsurers).

iv) Modification and derecognition

The Company derecognises the original contract and recognizes the modified contract as a new contract when the insurance contract terms are changed and specific criteria are met. If the contract modification does not meet such criteria, the effect of the contract modification is treated as changes in estimated of fulfilment cash flows. There were no instances during the current and prior periods where the original contract was derecognised and the modified contract was recognized as a new contract. When an insurance contract is extinguished (when the obligation specified in the insurance contract expires or is discharged or cancelled), The Company derecognises the insurance contract, adjusts the estimated cash flows and contractual service margin related to the removed contract within the group of insurance contracts, and reflects the derecognised contract in the number of coverage units of the group of insurance contracts issued.

v) Change in accounting treatment of accounting estimates measured in the interim financial statements

The Company has adopted an accounting policy of not changing the accounting treatment of accounting estimates measured in interim financial statements when preparing subsequent interim financial statements and annual financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(p) Insurance contract(continued)

vi) Presentation

The Company separately presents the carrying amounts of insurance contract portfolio, which is an asset, the carrying amounts of the insurance contract portfolio, which is a liability, carrying amounts the reinsurance contract portfolio held, which is an asset, and the carrying amounts of reinsurance contract portfolio held, which is a liability, respectively, in the separate statement of financial position. Furthermore, it distinguishes between insurance revenue and reinsurance service expenses, as well as insurance service expenses and reinsurance revenue, without offsetting them against each other in the statement of comprehensive income.

The Company includes the time value of money and the effects of financial risks, as well as their fluctuations, in insurance finance income (expenses). The Company has chosen an accounting policy to differentiate between insurance finance income (expenses) for the period as either recognized in the current income or in other comprehensive income. For insurance groups where changes in assumptions related to financial risks significantly impact policyholder benefits, the effective interest rate method is applied. For other insurance groups, the effective interest rate determined at initial recognition is used to calculate insurance finance income (expenses) recognized in the current period. In cases where the variable fee approach is applied to insurance groups holding underlying items, the amount recognized as insurance finance income (expenses) in the current period is determined to eliminate accounting mismatches with the underlying items and recognized in the current income.

vii) Accounting policies related to transition

Under K-IFRS 1117, insurer is required to identify, recognize, and measure group of insurance contracts (using the fully retrospective approach) as if they had always applied K-IFRS 1117 before the transition date. However, if this method is impractical, they may choose to apply the modified retrospective approach or the fair value approach. However, for group of insurance contracts with certain direct participation features, even if they meet the criteria for applying the retrospective approach, the fair value approach may be applied.

The Company has applied the modified retrospective approach to group of insurance contracts issued within three years prior to the transition date (January 1, 2022, the beginning of the annual reporting period preceding the initial application date of K-IFRS 1117 *'Insurance Contracts'*), covering contracts issued from 2019 to 2021. For other group of insurance contracts and reinsurance contracts, the fair value approach has been adopted. Additionally, the Company adjusted the existing carrying amount based on historical cost to the current fulfilment value assessment.

The modified retrospective approach aims to achieve results very close to those of full retrospective application, utilizing reasonable and supportable information without undue costs or efforts. The fair value approach involves evaluating the group of insurance contracts issued using fair value measurements, as per K-IFRS 1113 *'Fair Value Measurement'*. When applying the fair value approach, items such as contractual service margins for remaining coverage are determined based on the difference between the fair value of the group of insurance contracts issued at the transition date and the fulfilment cash flows.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(q) Hybrid bonds

The Company classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented as part of equity.

(r) Income tax

Shinhan Financial Group Co., Ltd., the parent company of the Company, reported and paid corporate taxes by considering the entire domestic subsidiary company, including the Company, as a single tax unit, and the separate tax burden amount was counted as the current corporate tax liability. The deferred tax liabilities and assets are recognized as temporary differences between the carrying amount of assets and liabilities and the tax value, and items directly attributable to the Company among the future tax burden to be paid for tax losses and tax credits that can be carried forward and deducted.

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

3. Material accounting policies (continued)

(s) The adoption of the Financial Supervisory Service's guidelines for the application of K-IFRS 1117.

The Financial Supervisory Service has issued the actuarial assumption guidelines for the application of K-IFRS 1117. The Company has incorporated these guidelines into the current financial statements, particularly regarding actuarial assumptions for non-cancellable and cancellable insurance contracts, recognition criteria for contractual service margin, and actuarial assumptions for medical insurance.

(t) New standards and amendments not yet adopted by the Company

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2023 and have not been early adopted by the Company.

i) K-IFRS 1001 'Presentation of Financial Statements' amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity's own equity instruments, however, it would be excluded if an option to settle them by the entity's own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) K-IFRS 1007 'Statement of Cash Flows' and K-IFRS 1107 'Financial Instruments: Disclosure'

The Company has mandated disclosure of the impact of Supplier Finance Arrangements on the Company's liabilities, cash flows, and liquidity risks. This amendment will be effective for accounting periods beginning on or after January 1, 2024, with early adoption permitted. The Company anticipates that this amendment will not have a significant impact on its financial statements.

iii) The following revised standards are not expected to have a significant impact on the Company.

- Lease liabilities arising from sale and leaseback transactions (K-IFRS 1116 '*Leases*')
- Crypto assets disclosure (K-IFRS 1001 '*Presentation of Financial Statements'*)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. **Financial risk management**

(a) Overview

The essence of the insurance business is to take over and manage risks. Insurance products, unlike other financial products, can be exposed to various risks during management activities because of its underlying nature of complex pricing elements and long contract periods. The Company has established and operated a risk management system to manage the nature of these complex insurance products and the various risks that may arise from uncertain external financial environments.

The Company manages various risks that may arise, and the main targets are credit risk, market risk, interest rate risk, operational risk and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with the risk management policies set by the Company.

i) Risk management principles

The Company's risk management is guided by the following core principles:

- Mutual harmonization of risk and profit
- Determines risk acceptance levels in accordance with business objectives and strategies;
- Management performance is measured and evaluated by reflecting risk;
- Diversify risks appropriately to prevent concentration of risks in specific sectors;
- Supervision and control of risk management shall be carried out independently from business activities; and
- Risk management uses formal procedures or methods, such as documents.

ii) Risk management organization

① Risk Management Committee

The Risk Management Committee, the highest risk-related decision making body, has established risk management policies such as risk recognition, measurement and control, and monitors its compliance.

② Risk Management Steering Committee

The Risk Management Steering Committee decides on matters affecting risks such as establishing measures according to the status of risk management by sector, establishing and adjusting basic policies on optimal management and procurement of assets and liabilities, entering new businesses or establishing and changing major policies. The committee reviews the resolutions of the Risk Management Committee.

③ Investment Steering Committee

The Investment Steering Committee is responsible for making credit and investment decisions, credit risk management and credit policy. The Risk Management Committee delegates details for risk management and efficient implementation of resolutions.

iii) Risk management procedures

The Company manages risk limits by type, such as market and credit risk, within the total risk limit determined by the Company's Risk Management Committee when establishing annual business plans, including annual financial plans, product portfolio plans, and RBC plans. In addition, the Company calculates and evaluates risks and the different types of risks on a monthly basis by comparing it with the risk tolerance limit then reports results to the management, as well as the risk management committee.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. Financial risk management (continued)

(b) Credit risk

i) overview

Credit risk is the risk of potential economic loss or the risk of a counterparty failing to meet its contractual obligations within terms of deposits, loans, securities etc., in which funds are provided in the form of loans or bond purchases, or a legal agreement of an underlying asset at a predetermined price to be exchanged at a specific future date, due to bankruptcy of a debtor, decrease in credit ratings, counterparty default etc. The Company aims to maintain the level of the risk and to minimize the realization of the risk by regulating a specific method of risk management for the risk of economic losses arising from a failure in meeting contractual obligations, such as bankruptcy of the debtor or counterparty default.

<Variables, assumptions, and techniques used to measure impairment>

① How to determine whether credit risk increases significantly after initial recognition

The Company assesses at the end of each reporting period whether the credit risk of a financial instrument has significantly increased since its initial recognition, and when assessing the significant increase in credit risk, the Company uses changes in the risk of a default occurring over the expected life of financial instrument, instead of using the changes in expected credit losses. To make this assessment, the risk of a default occurring on a financial instrument at the reporting date is compared with the risk of a default occurring on the financial instrument at the date of initial recognition and the Company considers information that is available, reasonable, and supportable without undue cost or effort as a reference to an indication of a significant increase in the credit risk after the initial recognition. This information includes data on defaults held by the Company and analysis by internal credit rating experts.

(i) Measurement of default risk

The Company assigns internal credit ratings to individual exposures based on observations found to have a reasonable correlation with default risks and judgments based on experience. Internal credit ratings are determined by considering both qualitative and quantitative factors that indicate the risk of default. These factors may vary depending on the nature of the exposure and the type of borrower.

(ii) Measurement of term structure of probability of default

The internal credit rating is the main input for determining the default rate period structure. The Company is accumulating information on the pattern of exposure exposed to credit risk and the type of product and next week and the internal credit rating results, and some portfolios utilize information obtained from external credit rating agencies. The Company applies statistical techniques to estimate the default rate for the remaining maturity of an exposure from accumulated data and to predict changes in the estimated default rate over time.

(iii) Significant increase in credit risk

The Company utilizes indicators defined by portfolio to determine significant increases in credit risk, which generally consist of changes in the estimated default risk from changes in internal credit ratings, qualitative factors, and the number of days past due.

The Company considers that the credit risk of a financial asset has increased significantly after the initial recognition if the number of days overdue for a specific exposure exceeds 30 days. The Company calculates overdue days from the earliest date when the Company has not fully received the contractual payments to be received from the borrower and the grace period granted to the borrower is not considered.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) overview(continued)

<Variables, assumptions and techniques used to measure impairment (continued)>

① How to determine whether credit risk increases significantly after initial recognition (continued)

The Company periodically reviews the criteria for determining whether credit risk has increased significantly from the following points of view:

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.
- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

② Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified but the financial asset was not derecognized, the Company assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Company may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Company recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Company recognizes the 12-months expected credit losses for that exposure again.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. <u>Financial risk management (continued)</u>

(b) Credit risk (continued)

i) overview(continued)

<Variables, assumptions and techniques used to measure impairment (continued)>

③ Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:
- If a borrower is overdue 90 days or more from the contractual payment date,
- If the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:
- Qualitative factors (e.g. breach of contract terms),
- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)
- Internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

④ Measurement of expected credit loss

The main variables used to measure expected credit loss are as follows:

- Probability of Default (PD)
- Loss Given Default (LGD)
- Exposure At Default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Company and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) overview(continued)

<Variables, assumptions and techniques used to measure impairment (continued)>

④ Measurement of expected credit loss(continued)

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of item
- Internal credit rating
- Type of collateral
- Loan-To-Value ratio (LTV)
- Borrower's industry
- Location of the borrower or collateral
- Days overdue

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the experience.

⑤ Reflection of forward-looking information

The Company reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Company utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Company reflects the expected future macroeconomic circumstance in the measurement of expected losses from a neutral perspective. The expected losses from this perspective reflect the most likely circumstances and are based on the same assumptions that the Company is based on when establishing business plans and management capabilities.

The Company analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation.

Key macroeconomic variables	Correlation with credit risk
Private Consumption growth rate	Negative
Growth rate of construction investment	Negative
Government bond 3y yields	-
Unemployment rate	Positive
GDP growth rate	Negative
Facility investment growth rate	Negative
Consumer price index growth rate	Positive
Balance on current account	Negative

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) overview(continued)

<Variables, assumptions and techniques used to measure impairment (continued)>

⑤ Reflection of forward-looking information(continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on data from the past more than ten years.

The recent default rate is an important reference when estimating the default rate considering the future economic outlook.

⑥ Write-off of financial assets

The Company writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Company conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Limits and Risk Management Principles

The Company's credit risk management principles are as follows.
- Establish and comply with soundness management indicators and allowable limits for credit loans.
- Manage through periodic credit screening.
- Comply with credit risk limits and investment limits.
- For asset management, organize and operate an appropriate portfolio and avoid biased investment.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Maximum exposure to credit risk

The Company's maximum exposure to credit risk as of December 31, 2023 and 2022 are as follows:

		2023		
		General(*1)	Performance Dividend(*2)	Total
Due from banks and loans at amortized cost (*3)(*4):				
Banks	₩	1,054,604	273,756	1,328,360
Retail				
- Residential mortgage		524,134	-	524,134
- Others		263,896	-	263,896
Government/Public sector/Central bank		159,975	71,200	231,175
Corporations				
- Conglomerate		38,111	148,582	186,693
- SMEs		233,657	-	233,657
- Special financing		2,495,467	-	2,495,467
		4,769,844	493,538	5,263,382
Due from banks at fair value through profit or loss:				
Banks		30,743	-	30,743
		30,743	-	30,743
Securities at fair value through profit or loss		6,100,227	3,861,683	9,961,910
Securities at fair value through other comprehensive income		35,235,213	-	35,235,213
Securities at amortized cost (*4)		4,348,023	-	4,348,023
Derivative assets		115,507	871	116,378
Receivables at amortized cost (*4)		955,336	129,054	1,084,390
Off-balance sheet accounts				
Unused loan commitments		424,203	-	424,203
Capital commitments		1,360,730	-	1,360,730
	₩	53,339,826	4,485,146	57,824,972

(*1) This is the total amount of general accounts and retirement pension principal guarantee products.
(*2) This is the total amount of variable life insurance and retirement pension performance dividend-type products.
(*3) The due from banks at amortized cost includes cash equivalents.
(*4) The maximum exposure amount to due from banks and loans at amortized cost, securities at amortized cost, and receivables at amortized cost is the net amount less credit loss allowance, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iii) Maximum exposure to credit risk(continued)

		2022		
		General(*1)	Performance Dividend(*2)	Total
Due from banks and loans at amortized cost (*3)(*4):				
Banks	₩	825,378	397,085	1,222,463
Retail				
- Residential mortgage		621,327	-	621,327
- Others		238,193	-	238,193
Government/Public sector/Central bank		159,914	53,800	213,714
Corporations				
- Conglomerate		114,378	97,141	211,519
- SMEs		270,642	-	270,642
- Special financing		2,924,818	-	2,924,818
- Others		889	-	889
		5,155,539	548,026	5,703,565
Due from banks at fair value through profit or loss:				
Banks		26,116	-	26,116
		26,116	-	26,116
Securities at fair value through profit or loss		6,569,249	3,732,514	10,301,763
Securities at fair value through other comprehensive income		32,474,322	-	32,474,322
Securities at amortized cost (*4)		4,338,766	-	4,338,766
Derivative assets		91,937	137	92,074
Receivables at amortized cost (*4)		888,216	123,058	1,011,274
Off-balance sheet accounts				
Unused loan commitments		656,238	-	656,238
Capital commitments		1,639,549	-	1,639,549
	₩	51,839,932	4,403,735	56,243,667

(*1) This is the total amount of general accounts and retirement pension principal guarantee products.
(*2) This is the total amount of variable life insurance and retirement pension performance dividend-type products.
(*3) The due from banks at amortized cost includes cash equivalents.
(*4) The maximum exposure amount to due from banks and loans at amortized cost, securities at amortized cost, and receivables at amortized cost is the net amount less credit loss allowance, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments

Details of impaired financial assets due to credit risk as of December 31, 2023 and 2022 are as follows:

		2023							
		12-month expected loss		Life-time expected loss		**Total**	**Allowances**	**Net**	**Mitigation of credit risk due to collateral**
		Grade 1(*1)	Grade 2(*1)	Grade 2(*1)	Impaired				
Due from banks and loans at amortized cost (*2):									
Banks	₩	1,327,906	691	-	-	1,328,597	(237)	1,328,360	-
Retail									
- Residential mortgage		494,884	12,449	13,729	3,414	524,476	(342)	524,134	516,433
- Others		232,913	30,050	10,868	10,835	284,666	(20,770)	263,896	-
Government/Public sector/Central bank		231,250	-	-	-	231,250	(75)	231,175	-
Corporations									
- Conglomerate		163,369	784	23,866	-	188,019	(1,326)	186,693	-
- SMEs		214,115	19,840	-	-	233,955	(298)	233,657	19,808
- Special financing		2,323,111	-	187,201	-	2,510,312	(14,845)	2,495,467	470,177
- Others		-	-	-	-	-	-	-	-
		4,987,548	63,814	235,664	14,249	5,301,275	(37,893)	5,263,382	1,006,418
Securities at fair value through other comprehensive income (*3)		35,235,213	-	-	-	35,235,213	-	35,235,213	-
Securities at amortized cost		4,348,231	-	-	-	4,348,231	(208)	4,348,023	-
Receivables at amortized cost		1,077,119	313	2,176	39,955	1,119,563	(35,173)	1,084,390	1,933
Ending balance	₩	45,648,111	64,127	237,840	54,204	46,004,282	(73,274)	45,931,008	1,008,351

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments(continued):

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Corporations/banks	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.
(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ₩8,790 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments(continued):

Details of impaired financial assets due to credit risk as of December 31, 2023 and 2022 are as follows (continued):

		2022							
		12-month expected loss		**Life-time expected loss**					**Mitigation of credit risk due to collateral**
		Grade 1(*1)	**Grade 2(*1)**	**Grade 2(*1)**	**Impaired**	**Total**	**Allowances**	**Net**	
Due from banks and loans at amortized cost (*2):									
Banks	₩	1,222,763	257	-	-	1,223,020	(557)	1,222,463	-
Retail									
- Residential mortgage		534,856	34,923	50,888	1,690	622,357	(1,030)	621,327	609,081
- Others		219,943	22,846	5,977	8,199	256,965	(18,772)	238,193	-
Government/Public sector/Central bank		213,827	-	-	-	213,827	(113)	213,714	-
Corporations									
- Conglomerate		190,775	3,538	18,758	-	213,071	(1,552)	211,519	-
- SMEs		251,058	19,985	-	-	271,043	(401)	270,642	19,852
- Special financing		2,890,470	-	39,986	-	2,930,456	(5,638)	2,924,818	706,923
- Others		889	-	-	-	889	-	889	889
		5,524,581	81,549	115,609	9,889	5,731,628	(28,063)	5,703,565	1,336,745
Securities at fair value through other comprehensive income (*3)		32,474,322	-	-	-	32,474,322	-	32,474,322	-
Securities at amortized cost		4,339,081	-	-	-	4,339,081	(315)	4,338,766	-
Receivables at amortized cost		1,004,463	239	2,174	36,375	1,043,251	(31,977)	1,011,274	2,580
Ending balance	₩	43,342,447	81,788	117,783	46,264	43,588,282	(60,355)	43,527,927	1,339,325

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments(continued):

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Corporations/banks	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.
(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ₩13,604 million.

Impairment information related to credit risk of off-balance sheet accounts:

Impairment information related to credit risk of unused loan commitments and capital commitments as of December 31, 2023 and 2022 are as follows:

		2023		2022
		Credit risk exposure for 12-month expected credit loss	Total expected credit losses for 12-month	Credit risk exposure for 12-month expected credit loss
Grade 1	₩	1,731,995	-	2,295,787
Grade 2		-	52,938	-
Total	₩	1,731,995	52,938	2,295,787

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. <u>Financial risk management (continued)</u>

(b) Credit risk (continued)

v) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows:

		Finance and insurance	Manu-facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Others	Retail	Total
		2023								
Due from banks and loans at amortized cost (*):										
Banks	₩	1,328,360	-	-	-	-	-	-	-	1,328,360
Retail										
- Residential mortgage		-	-	-	-	-	-	-	524,134	524,134
- Others		-	-	-	-	-	-	-	263,896	263,896
Government/Public sector/Central bank		159,938	-	-	-	-	-	71,237	-	231,175
Corporations										
- Conglomerate		152,139	31,549	-	-	-	-	3,005	-	186,693
- SMEs		9,320	47,153	-	159,807	-	-	17,377	-	233,657
- Special financing		86,218	167,216	-	1,448,574	162,200	-	631,259	-	2,495,467
		1,735,975	245,918	-	1,608,381	162,200	-	722,878	788,030	5,263,382
Due from banks at fair value through profit or loss										
Securities at fair value through profit or loss		30,743	-	-	-	-	-	-	-	30,743
Securities at fair value through other comprehensive income		660,251	52,405	-	29,924	17,841	-	9,201,489	-	9,961,910
Securities at amortized cost		6,561,001	1,035,818	230,715	1,046,629	1,239,793	10,882	25,110,375	-	35,235,213
Off-balance sheet accounts		160,062	-	-	119,663	62,971	-	4,005,327	-	4,348,023
Unused loan commitments		-	-	-	270,260	102,886	-	51,057	-	424,203
Capital commitments		-	-	-	3,516	-	-	1,357,214	-	1,360,730
	₩	9,148,032	1,334,141	230,715	3,078,373	1,585,691	10,882	40,448,340	788,030	56,624,204

(*) Due from banks at amortized cost include cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

v) Concentration by industry sector(continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows:

		Finance and insurance	Manu-facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Others	Retail	Total
						2022				
Due from banks and loans at amortized cost (*):										
Banks	₩	1,222,463	-	-	-	-	-	-	-	1,222,463
Retail										
- Residential mortgage		-	-	-	-	-	-	-	621,328	621,327
- Others		-	-	-	-	-	-	-	238,192	238,193
Government/Public sector/Central bank		159,895	-	-	-	-	-	53,819	-	213,714
Corporations										
- Conglomerate		151,216	57,302	-	-	-	-	3,001	-	211,519
- SMEs		32,684	51,986	-	167,876	-	-	18,096	-	270,642
- Special financing		197,663	186,099	-	1,760,937	168,987	-	611,132	-	2,924,818
- Others		-	-	-	-	-	889	-	-	889
		1,763,921	295,387	-	1,928,813	168,987	889	686,048	859,520	5,703,565
Due from banks at fair value through profit or loss										
Securities at fair value through profit or loss		26,116	-	-	-	-	-	-	-	26,116
Securities at fair value through other comprehensive income		794,895	108,253	-	24,335	16,925	-	9,357,355	-	10,301,763
Securities at amortized cost		6,311,009	1,088,807	280,780	947,113	1,210,180	10,333	22,626,100	-	32,474,322
Off-balance sheet accounts		160,067	-	-	120,561	62,955	-	3,995,183	-	4,338,766
Unused loan commitments		-	37,000	-	460,255	94,377	-	64,606	-	656,238
Capital commitments		-	-	-	-	-	-	1,639,549	-	1,639,549
	₩	9,056,008	1,529,447	280,780	3,481,077	1,553,424	11,222	38,368,841	859,520	55,140,319

(*) Due from banks at amortized cost include cash equivalents.

52

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows:

Classification	2023					
	Korea	**USA**	**UK**	**Japan**	**Others**	**Total**
Due from banks and loans at amortized cost(*)						
Banks	₩ 1,126,868	67,540	-	100	133,852	1,328,360
Retail						
- Residential mortgage	524,134	-	-	-	-	524,134
- Others	263,896	-	-	-	-	263,896
Government/Public						
sector/Central bank	231,175	-	-	-	-	231,175
Corporations						
- Conglomerate	170,515	11,245	34	743	4,156	186,693
- SMEs	233,657	-	-	-	-	233,657
- Special financing	2,495,467	-	-	-	-	2,495,467
	5,045,712	78,785	34	843	138,008	5,263,382
Due from banks at fair value through profit or loss						
Securities at fair value through profit or loss	-	30,743	-	-	-	30,743
Securities at fair value through other comprehensive income	8,532,405	1,176,544	29,591	23,352	200,018	9,961,910
Securities at amortized cost	32,737,419	1,198,289	39,827	-	1,259,678	35,235,213
Off-balance sheet accounts	4,348,023	-	-	-	-	4,348,023
Unused loan commitments	424,203	-	-	-	-	424,203
Capital commitments	1,221,047	112,310	-	-	27,373	1,360,730
₩	52,308,809	2,596,671	69,452	24,195	1,625,077	56,624,204

(*) Due from banks at amortized cost include cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. **Financial risk management (continued)**

(b) Credit risk (continued)

vi) Concentration by geographic location(continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows (continued):

Classification	2022					
	Korea	**USA**	**UK**	**Japan**	**Others**	**Total**
Due from banks and loans at amortized cost(*)						
Banks	₩ 1,018,825	70,179	-	-	133,459	1,222,463
Retail						
- Residential mortgage	621,327	-	-	-	-	621,327
- Others	238,193	-	-	-	-	238,193
Government/Public						
sector/Central bank	213,714	-	-	-	-	213,714
Corporations						
- Conglomerate	196,293	10,946	7	895	3,378	211,519
- SMEs	270,642	-	-	-	-	270,642
- Special financing	2,924,818	-	-	-	-	2,924,818
- Others	889	-	-	-	-	889
	5,484,701	81,125	7	895	136,837	5,703,565
Due from banks at fair value through profit or loss						
Securities at fair value through profit or loss	-	26,116	-	-	-	26,116
Securities at fair value through other comprehensive income	9,311,623	803,532	30,394	20,635	135,579	10,301,763
Securities at amortized cost	30,328,435	1,114,813	35,647	-	995,427	32,474,322
Off-balance sheet accounts	4,338,766	-	-	-	-	4,338,766
Unused loan commitments	656,238	-	-	-	-	656,238
Capital commitments	1,086,161	528,271	-	-	25,117	1,639,549
	₩ 51,205,924	2,553,857	66,048	21,530	1,292,960	55,140,319

(*) Due from banks at amortized cost include cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. Financial risk management (continued)

(c) Market risk

i) Overview

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. Market risk exposures include securities, derivative financial transactions, assets and liabilities denominated in foreign currencies, and assets and liabilities of variable insurance.

ii) Limit and Risk Management Principles

① Limit Management

The market risk limit is approved by the Risk Management Committee reflecting the management plan and risk management plan at the end of each year and monitors the compliance on a daily basis. If the market risk exceeds 95% of the limit setting, the department in charge of risk management should notify each department in charge, and each department should establish risk management measures such as position and limit reduction and hedging transactions and report it to the risk management department.

② Risk Management Principle

The risk management principles of market risk are as follows:

i) It is managed through periodic forecasts of financial market variables such as interest rates, stock prices, and exchange rates.
ii) It adheres to market risk limits and investment limits.
iii) It operates stop-loss limits to control risks within a certain range, and decisions on setting or changing stop-loss criteria are made by resolution of the Risk Management Committee.
iv) It constructs and manages a diversified portfolio and avoids concentrated investments.

③ Stress test

The stress test is divided into a periodic analysis given a scenario model and an irregular analysis of early risk detection indicators when they reach a critical point. The stress test is conducted at least once a year and reported to the Risk Management Committee and management within three months after the analysis point.

In the case of regular analysis, the Company analyses the impact on net income and solvency amount through scenarios based on past historical events, divided into stock price, interest rate and exchange rate.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Market risk management

Market risk management focuses on the potential losses associated with the Company's trading positions due to fluctuations in interest rates, stock prices, exchange rates, and commodity prices, as well as variable insurance guarantee risks.

① Market risk measurement technique

Market risk VaR (Value At Risk) is measured using the Delta-Normal method based on the volatility of price, interest rate, and exchange rate-related assets over the preceding one year, aiming to estimate the maximum potential loss that could occur within the target period at the specified confidence level. The variable insurance guarantee risk amount is measured using shock scenario methodology.

② Risk management and risk reduction policy

The Company regulates various limits, including the VaR limit, to manage market risk. Market risk limits are assigned on a daily basis by VaR to check business compliance. Risk management departments regularly monitor whether the operation department complies with these limits and report them to the management and risk management committee.

③ Foreign exchange risk

Since the Company holds foreign currency assets, it is exposed to the risk of dollar and other foreign currency-related exchange rate volatilities. Foreign exchange risks occur in relation to future forecast transactions, recognized assets, etc., and the exposure to risks caused by currency volatilities is managed within the limits prescribed by the approved policy using currency forward and currency swap agreements.

The Company calculates the exposure by converting the foreign currency assets and contractual amounts held at the exchange rate at the end of the reporting period, and hedges foreign currency assets to avoid currency risks arising from foreign investment. Accordingly, through currency swaps or currency forward contracts when investing in foreign bonds, the Company offsets any gains or losses arising from foreign exchange rate fluctuations that may occur during future investments.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iv) Types of risk

iv-1) Trading position

The details of the VaR for the trading positions held by the Company as of December 31, 2023 and 2022 are as follows:

		2023			
		Average	**Maximum**	**Minimum**	**December 31**
Interest rate risk	₩	1,009	5,430	105	105
Stock price risk		4,663	6,141	3,602	4,589
Foreign exchange risk		69,414	89,996	40,947	59,787
Option volatility risk		955	1,693	420	1,233
Total	₩	76,041	103,260	45,074	65,714

(*) The market risk exposure for performance dividend-type assets held is ₩ 5,346,730 million as of December 31, 2023, and the minimum guaranteed risk amount that could result in an impact on the Company calculated using the internal shock scenario method as of the end of the reporting period is ₩ 228,451 million as of December 31, 2023.

		2022			
		Average	**Maximum**	**Minimum**	**December 31**
Interest rate risk	₩	2,341	5,181	1,102	1,418
Stock price risk		1,415	2,452	311	332
Foreign exchange risk		15,834	32,858	4,158	32,858
Option volatility risk		179	494	11	494
Total	₩	19,769	40,985	5,582	35,102

(*) The market risk exposure for performance dividend-type assets held is ₩ 5,061,839 million as of December 31, 2022, and the minimum guaranteed risk amount that could result in an impact on the Company calculated using the internal shock scenario method as of the end of the reporting period is ₩ 366,776 million as of December 31, 2022.

v) Composition of foreign currency assets and liabilities by currency

The Company has foreign currency assets, etc., and thus is exposed to the risk of fluctuations in exchange rates related to the dollar and other foreign currencies. Foreign exchange risk occurs in relation to expected future transactions and recognized assets, and the degree of exposure to risk due to exchange rate fluctuations is managed within the limits prescribed by the approved policy using currency guidance and currency swap contracts.

The Company calculates the exposure by converting the foreign currency assets and the contract amount held at the exchange rate at the end of the reporting period and performs exchange hedging on foreign currency assets to avoid foreign exchange risks arising from overseas investment. Accordingly, when investing in overseas bonds, etc., the gains and losses from exchange rate fluctuations that may occur during the future investment period are offset through currency swaps or currency forward contracts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency (continued)

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022 are as follows:

(In millions of USD, EUR, AUD, SEK and won)

		2023										
		USD		**EUR**		**AUD**		**SEK**		**Others(*1)**		
		Foreign currency	**KRW equivalent**	**Foreign currency**	**KRW equivalent**	**Foreign currency**	**KRW equivalent**	**Foreign currency**	**KRW equivalent**	**Foreign currency**	**KRW equivalent**	**Total**
Assets:												
Cash and due from banks at amortized cost	₩	45	57,851	3	4,456	1	724	-	-	1	1,806	64,837
Due from banks at FVTPL		24	30,743	-	-	-	-	-	-	-	-	30,743
Securities at FVTPL		1,011	1,303,568	86	122,652	1	875	-	-	25	32,751	1,459,846
Financial assets at FVOCI		1,379	1,777,560	324	462,812	570	502,035	3,849	496,481	31	39,827	3,278,715
Receivables at amortized cost		113	146,039	5	7,201	10	8,449	68	8,828	-	490	171,007
	₩	2,572	3,315,761	418	597,121	582	512,083	3,917	505,308	58	74,872	5,005,146
Liabilities:												
Other financial liabilities	₩	-	393	-	-	-	-	-	-	-	-	393
	₩	-	393	-	-	-	-	-	-	-	-	393
On-balance, net exposure	₩	2,572	3,315,368	418	597,121	582	512,083	3,917	505,308	58	74,872	5,004,753
Off-balance derivative net exposure (*2)		(2,158)	(2,782,275)	(440)	(628,137)	(632)	(556,240)	(4,480)	(577,884)	(32)	(41,265)	(4,585,801)
Net position	₩	414	533,093	(22)	(31,016)	(50)	(44,157)	(563)	(72,576)	26	33,607	418,952

(*1) The foreign currency amount is denominated in USD.

(*2) Derivative contract amount

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency (continued)

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022 are as follows: (continued)

(In millions of USD, EUR, AUD, SEK and won)

		2022										
		USD		EUR		AUD		SEK		Others(*1)		Total
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	
Assets:												
Cash and due from banks at amortized cost	₩	58	73,499	2	3,145	1	917	-	-	1	1,815	79,376
Due from banks at FVTPL		21	26,116	-	-	-	-	-	-	-	-	26,116
Securities at FVTPL		890	1,127,964	86	116,816	-	275	-	-	35	44,864	1,289,919
Financial assets at FVOCI		1,275	1,615,301	263	354,883	204	175,477	3,612	437,622	28	35,647	2,618,930
Receivables at amortized cost		102	129,041	4	5,766	2	1,446	68	8,292	1	1,281	145,826
	₩	2,346	2,971,921	355	480,610	207	178,115	3,680	445,914	65	83,607	4,160,167
Liabilities:												
Debentures	₩	350	443,555	-	-	-	-	-	-	-	-	443,555
Other financial liabilities		8	10,211	-	-	-	-	-	-	2	2,086	12,297
	₩	358	453,766	-	-	-	-	-	-	2	2,086	455,852
On-balance, net exposure	₩	1,988	2,518,155	355	480,610	207	178,115	3,680	445,914	63	81,521	3,704,315
Off-balance derivative net exposure (*2)		(1,614)	(2,045,439)	(381)	(514,126)	(333)	(285,624)	(5,229)	(633,642)	(25)	(31,281)	(3,510,112)
Net position	₩	374	472,716	(26)	(33,516)	(126)	(107,509)	(1,549)	(187,728)	38	50,240	194,203

(*1) The foreign currency amount is denominated in USD

(*2) Derivative contract amount

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. **Financial risk management (continued)**

(d) Interest rate risk

i) Overview

Interest rate risk is economic loss risk arising from future changes in market interest rates and differences in the maturity of assets and liabilities and refers to the negative effects of changes in the present value of future cash flows from assets and liabilities on the net asset value of insurance companies.

ii) Limit and risk management principles

① Limit management

The interest rate risk limit is approved by the Risk Management Committee, reflecting the management plan and risk management plan at the end of each year, and monitors compliance with the monthly limit. If the interest rate risk exceeds 95% of the limit, the department in charge of risk management must notify each department in charge, and each department must establish and report risk management measures such as changes in position and portfolio to the risk management department.

② Risk management principle

The risk management principles of interest rate risk are as follows:

- It is managed through periodic forecasts of interest rate market variables.
- It adheres to interest rate risk limits and investment limits.
- It measures and manages risks through duration gap analysis, net asset value simulations, and maximum loss estimates.

iii) Interest rate risk management in non-trading positions

The Company seeks to secure stable profits by managing the decrease in net asset value and fluctuations in profits in the financial sector, which will be caused by changes in interest rates.

① Interest Rate VaR (Value at Risk)

Interest rate VaR is the maximum amount of loss the Company can incur in a given period of time if adverse market price changes occur within a certain confidence interval by predicting future distribution of market prices, such as stock prices and exchange rates, and is expected to reduce the maximum net asset value over the next year due to changes in interest rates.

Interest rate VaR is a technique to assess and manage the amount of maximum losses probabilistically by identifying the fluctuation distribution of NPVs caused by a number of interest rate synergies, and is an economic loss risk caused by changes in future market rates and differences in the maturity of assets and liabilities. Interest-bearing assets exclude financial assets acquired for short-selling purposes, assets that receive only commissions without interest, and assets that are fixed under the asset soundness category, and interest-bearing liabilities are the sum of the premium and non-excess premium reserves.

For the year ended December 31, 2023, the VaR for the non-trading position held by the Company is ₩ 1,085,575 million, an increase of ₩ 698,586 million in comparison to December 31, 2022.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

4. Financial risk management (continued)

(e) Liquidity risk

i) Overview

Liquidity risk refers to the risk that assets and liabilities are subject to mismatches or failure to respond to unexpected fund outflows. The liquidity risk is calculated using liquidity liabilities, such as the amount of three-month payment insurance, and liquidity assets under three months. Liquidity liabilities are calculated based on a probabilistic scenario in which payments and cash outflows (such as operating expenses) are calculated, and liquidity assets are calculated by future cash inflows (such as premium income) based on probabilistic scenario and consumer behavior models

ii) Limit and risk management principle

① Limit management

The liquidity risk limit is implemented with the approval of the Risk Management Committee by reflecting the management plan and risk management plan for the upcoming year at the end of each year, and compliance with the limit is monitored monthly. If the liquidity risk exceeds 95% of the limit, the department in charge of risk management shall notify each department, and departments informed shall establish risk management measures such as changes in position and portfolio and report them to the risk management department.

② The risk management principles of liquidity risk are as follows.

- Retain management strategies including liquidity risk management goals, management policies, and internal control systems
- Establish a framework for calculation and management of an actual liquidity gap that reflects actual maturity of assets and liabilities, changes in consumer behaviour (such as overdue days), external transactions, new handling and procurement amount
- Manage risks by conducting a liquidity forecast analysis on a regular basis, properly diversifying the procurement and operation of the fund, in order to avoid concentration at a certain point of time
- Observe liquidity risk limit
- Establish contingency plans in case of a liquidity crisis

The Company establishes a fund operation plan to defend against liquidity risk in the event of fund operation, taking into account the matching ratio with liquidity liabilities through the monthly analysis of the capital account balance. In addition, the Company prepares for a liquidity crisis by setting up a contingency plan and minimizing the losses caused by the mismatch in the financial dates of the asset liabilities by taking into account not only the expected funding needs per currency but also the unexpected funding needs.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(e) Liquidity risk (continued)

iii) Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts.

Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts as of December 31, 2023 and 2022 are as follows:

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
2023								
Non-derivative financial assets:								
Cash and due from banks at amortized cost	₩	514,893	167,990	3,451	7,593	196,137	957,942	1,848,006
Due from banks at fair value through profit or loss		-	-	-	-	-	30,743	30,743
Securities at fair value through profit or loss		9,049	6,400	46,597	59,743	1,529,058	9,797,110	11,447,957
Financial assets at fair value through other comprehensive income		46,397	103,732	158,575	299,663	6,357,495	28,379,712	35,345,574
Securities at amortized cost		493	40,007	15,793	58,328	1,383,954	4,260,061	5,758,636
Loans at amortized cost		98,787	249,514	187,160	407,305	1,515,132	2,020,972	4,478,870
Receivables at amortized cost		130,336	8,032	5,578	119,254	250,576	608,406	1,122,182
	₩	799,955	575,675	417,154	951,886	11,232,352	46,054,946	60,031,968
Non-derivative financial liabilities:								
Debentures	₩	-	3,900	3,900	7,800	354,600	-	370,200
Other financial liabilities(*1)		103,459	37,429	29,437	58,192	9,449	165	238,131
Lease liabilities(*1)		3,908	5,270	7,610	14,587	64,033	842	96,250
Investment contract liabilities		245,354	201,983	103,893	538,401	742,195	-	1,831,826
	₩	352,721	248,582	144,840	618,980	1,170,277	1,007	2,536,407
Derivatives:								
Cash inflows(*2)	₩	54,468	155,797	448,263	589,377	3,451,097	26,738	4,725,740
Cash outflows(*2)		(54,924)	(241,529)	(634,303)	(612,844)	(5,024,652)	(27,952)	(6,596,204)
	₩	(456)	(85,732)	(186,040)	(23,467)	(1,573,555)	(1,214)	(1,870,464)
Off-balance sheet accounts:								
Unused loan commitments	₩	424,203	-	-	-	-	-	424,203
Capital commitments		1,360,730	-	-	-	-	-	1,360,730
	₩	1,784,933	-	-	-	-	-	1,784,933

(*1) It is classified according to the maturity of the contractual cash flows before the discount of lease liabilities and other financial liabilities.

(*2) Hedge derivatives are contractual amounts, including principal and interest, and trading derivatives are carrying amount.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

4. Financial risk management (continued)

(e) Liquidity risk (continued)

iii) Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts (continued).

Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts as of December 31, 2023 and 2022 are as follows: (continued)

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
		2022						
Non-derivative financial assets:								
Cash and due from banks at amortized cost	₩	789,689	59,554	3,451	7,593	114,472	737,917	1,712,676
Due from banks at fair value through profit or loss		-	-	-	-	-	26,116	26,116
Securities at fair value through profit or loss		1,052,155	11,164	10,559	101,964	1,665,241	8,791,505	11,632,588
Financial assets at fair value through other comprehensive income		10,410,763	60,939	83,330	239,150	3,464,246	18,370,946	32,629,372
Securities at amortized cost		19,622	7,600	2,363	29,585	1,226,124	3,769,969	5,055,263
Loans at amortized cost		108,780	66,747	358,025	562,616	1,777,620	2,319,164	5,192,952
Receivables at amortized cost		258,139	11,013	15,387	136,333	84,288	541,117	1,046,277
	₩	12,639,148	217,017	473,115	1,077,241	8,331,991	34,556,732	57,295,244
Non-derivative financial liabilities:								
Borrowings	₩	-	10,090	-	-	-	-	10,090
Debentures		-	2,015	213,326	454,866	-	-	670,207
Other financial liabilities(*1)		179,797	43,877	6,955	65,871	5,878	2,651	305,029
Lease liabilities(*1)		2,889	5,629	8,009	14,796	80,556	3,502	115,381
Investment contract liabilities		58,181	94,127	196,784	1,632,548	314,761	-	2,296,401
	₩	240,867	155,738	425,074	2,168,081	401,195	6,153	3,397,108
Derivatives:								
Cash inflows(*2)	₩	51,334	171,604	425,836	600,648	2,578,988	-	3,828,410
Cash outflows(*2)		(51,212)	(182,923)	(425,374)	(783,815)	(4,027,932)	-	(5,471,256)
	₩	122	(11,319)	462	(183,167)	(1,448,944)	-	(1,642,846)
Off-balance sheet accounts:								
Unused loan commitments	₩	656,238	-	-	-	-	-	656,238
Capital commitments		1,639,549	-	-	-	-	-	1,639,549
	₩	2,295,787	-	-	-	-	-	2,295,787

(*1) It is classified according to the maturity of the contractual cash flows before the discount of lease liabilities and other financial liabilities.

(*2) Hedge derivatives are contractual amounts, including principal and interest, and trading derivatives are carrying amount

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. Insurance Risk management

(a) Overview of the insurance risk

Insurance risk is the likelihood that insured events occur and the uncertainty of the total amount and timing of claims for the insured events occured. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated insurance liability. This risk can occur for the following reasons:

① Frequency risk: a possibility that the number of occurrences of the insured event is different from the expected number

② Severity risk: a possibility that the cost of an incident may be different from the expected cost level

By experience, when there are more similar insurance or they are more diversified, the less likely it is that abnormal effects from some contracts will occur. The Group takes this into account when underwriting contracts and strives to form a sufficiently large and diversified group of contracts.

Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes

If the insurance contract covers death, a catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits, etc. And if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in residential areas of policyholders .

Insurance accidents in life insurance include not only the death of the policyholders (insured) but also survival, disability and hospitalization.

The Group basically classifies the The Group's insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the Group or organization. The group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured's death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance in which life insurance and survival insurance are mixed.

Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest accreted   rate linked , and variable types by the applying term structures of interest types.

In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, The Group assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but the Group assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.

The Group uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance Risk (continued)**

(a) Overview of the insurance risk(continued)

① Acceptance strategy

Acceptance strategy means diversifying the type of risk or the level of claims from that are accepted insurance policies. For example, The Company can balance mortality and survival risks. In addition, the selection of policyholders through regular health check-ups is one of the major acceptance strategies.

② Reinsurance strategy

The risk of reinsurance contracts held to The Company is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by The Company shall be determined by considering The Company 's assets, contract conditions, risk level, and technology for selecting the contract.

Insurance risk can also be affected by the policyholder's right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder's actions and decisions. The Company 's insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about The Company 's insurance liabilities.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance Risk (continued)**

(b) Insurance risk management policy

1) Measurement of Insurance Risk

Unlike other financial instruments, life insurance companies' insurance policies have the characteristics of long-term contracts, which can be exposed to insurance risk that may arise due to an increase in actual claim payments than the risk rate determined at the time of development of the product and interest rate risk that may arise due to differences in interest rates and maturities between insurance liabilities and asset management.

The purpose of The Company's risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.

The Company divides insurance risks arising from life insurance contracts into six sub-risks: death risk, longevity risk, disability/disease risk, cancellation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk is measured on assets and liabilities that may directly or indirectly cause loss to The Company in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.

The shock scenario method, one of the insurance risk measurement methods, is a method of calculating the amount of change in net asset value when applying a scenario in which the basic assumptions used for market valuation of assets or liabilities change. On the other hand, the risk coefficient method is a method that calculates the amount by multiplying a specific exposure by a specified risk coefficient, and is suitable for risk amounts that have short maturity or do not have large changes in net asset value during market valuation. In addition, The Company calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk, reflecting the correlation coefficient between the sub-risks.

2) Insurance risk management organization and management method

The Company measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, The Company establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, The Company supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.

In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.

Management methods by risk type are as follows:

① Insurance risk management
The Company develops insurance products with proper profitability by setting the profitability guidelines from the time of product development,   establishes and operates the acceptance policy to prevent reverse selection, running the claim-screening policy to make claim payments.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance Risk (continued)**

(b) Insurance risk management policy(continued)

② Interest rate risk management

The Company is establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. The Company also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities, and sets a viable portfolio as a guideline every year to allocate and manage assets.

③ Liquidity risk management

The Company inspects and manages the amount of claims paid insurance and liquid assets periodically.

(c) Korean Insurance Capital Standard(K-ICS)

K-ICS is an equity capital system that precisely evaluates risk and financial soundness by evaluating the assets and liabilities of insurance companies to market so that they can be applied under the financial statements prepared in accordance with K-IFRS 1117 on insurance contracts. To maintain consistency in mark-to-market valuation and ensure consistency with international capital regulations, the supervisory authorities introduced K-ICS based on mark-to-market valuation, which improves the quality of insurance companies' capital by calculating available and required capital in line with economic substance. This is a system designed to encourage improvement and strengthen risk management.

With the introduction of K-ICS, the supervisory authorities have established standards for preparing a financial position statement based on soundness supervision standards to separately calculate assets and liabilities that meet the purpose of supervision and at the same time substantially reflect the risks of insurance companies. In the K-ICS, the available capital, or solvency amount, is measured based on the basic capital and supplementary capital classified by the loss absorption capacity of the net asset amount in the statement of financial position based on soundness supervision standards evaluated at market price, and there are some restrictions on loss compensation. Supplementary capital, defined as having , can be reflected in the solvency amount up to 50% of the required capital. In addition, the required capital under the K-ICS, that is, the solvency standard amount, refers to the amount of potential losses that may occur in the insurance company over the next year. Specifically, the K-ICS divides the risks exposed due to insurance contract underwriting and asset management into five risks: life and long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk, and operational risk. Under the 99.5% confidence level, the solvency standard amount is required to be measured by calculating the maximum loss that can occur over the next year using the shock scenario method.

Under the K-ICS, the risk-based capital ratio is calculated by dividing the solvency amount by the solvency standard amount. If the insurance company's solvency ratio is less than 100%, it indicates that the solvency standard amount measured by the potential loss amount cannot be covered with capital, which means that the insurance company's capital soundness has become poor, and the supervisory authority must comply with the Insurance Business Supervision Regulations. Accordingly, insurance companies with a solvency ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. <u>Insurance Risk (continued)</u>

(d) Financial risks related to insurance contracts

Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:

① Credit risk

Credit risk refers to the risk of loss resulting from the borrower's failure to repay a loan or meet contractual obligations. The Company's reinsurance assets are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.

② Interest rate risk

Interest rate risk means the risk that arises when The Company's financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities. The Company manages matched assets and liabilities for each portfolio to minimize the impact of mismatches between assets and liabilities caused by interest rate fluctuations, thus reducing the risk.

③ Liquidity risk

Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of The Company's liabilities and discretionary participation features, are factors used to determine the level of risk associated with The Company 's liquidity.

The purpose of The Company 's management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. The Company's main liquidity risk management methods are as follows:
- Regularly inspect and manage the amount of insurance payments and liquid assets
- Maintain and manage a portfolio comprised of assets that can be relatively easily liquidated in preparation for unexpected disruptions in financing.
- Monitoring liquidity ratios by running liquidity stress tests
- Establishment of asset liability management strategy considering insurance contract liability cash flow

④ Market risk

Market risk refers to the risk of loss arising when The Company's financial position fluctuates unfavourably due to adverse price fluctuations such as stock prices and exchange rates. The Company carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance risk management (continued)**

(e) Concentration of insurance risk

1) The concentration of insurance risks by region as of December 31, 2023 and December 31, 2022 are as follow:

		2023		
		Insurance contracts	**Reinsurance contracts**	**Total**
Domestic	₩	38,360,261	161,301	38,521,562

		2022		
		Insurance contracts	**Reinsurance contracts**	**Total**
Domestic	₩	36,002,250	181,799	36,184,049

2) The amount of foreign currency insurance liabilities as of December 31, 2023 and December 31, 2022 are as follow:

(In thousands of USD, EUR and In millions of won)			2023		2022	
			Foreign currency amount	**KRW converted amount**	**Foreign currency amount**	**KRW converted amount**
Foreign Currency	USD	₩	192,052	247,632	211,551	268,099
Insurance Liabilities	EUR		124	177	105	141
		₩		247,809		268,240

(f) Sensitivity of Insurance Risks

The impact of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2023 and December 31, 2022 are as follow:

			2023	
	Scenario		**Before reflecting the reinsurance effect**	**After reflecting the reinsurance effect**
Base amount		₩	35,399,294	35,671,235
Sensitivity results	The mortality rate increased by 3.27%		138,527	135,137
	The mortality rate decreased by 4.58%		29,693	27,888
	The disability and illness (fixed benefit) risk rate increased by 3.4%		599,816	563,325
	Surrender rate increased by 9.16%		767,996	742,853
	The expense ratio increased by 2.62% and the inflation rate increased by 0.26 percentage points.	₩	162,860	162,860

			2022	
	Scenario		**Before reflecting the reinsurance effect**	**After reflecting the reinsurance effect**
Base amount		₩	33,054,166	33,340,181
Sensitivity results	The mortality rate increased by 3.27%		126,983	123,821
	The mortality rate decreased by 4.58%		25,181	25,016
	The disability and illness (fixed benefit) risk rate increased by 3.4%		581,288	552,636
	Surrender rate increased by 9.16%		801,927	778,017
	The expense ratio increased by 2.62% and the inflation rate increased by 0.26 percentage points.	₩	155,945	155,945

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance risk management (continued)**

(g) The credit risk arising from insurance contracts

The amount of the reinsurance contracts held, which is an asset according to risk level, as of December 31, 2023 and December 31, 2022 are as follow:

		2023		2022	
		Reinsurance Assets for Remaining Coverage	Reinsurance Assets for Incurred Claim	Reinsurance Assets for Remaining Coverage	Reinsurance Assets for Incurred Claim
AA+ ~ AA-	₩	38,207	5,204	20,909	5,461

(h) Interest rate risk arising from insurance contracts

The impact of exposure to interest rate risk and interest rate changes on profit and loss and capital as of December 31, 2023 and December 31, 2022 are as follow:

① Interest rate risk exposure

		2023	2022
Exposure to financial products measured at fair value (*1)	₩	46,700,713	44,059,573
Insurance contract exposure (*2)		36,758,783	34,440,095
Net exposure (financial products - insurance contracts)		9,941,930	9,619,478

(*1) It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).
(*2) It is the total amount excluding the contractual service margin from the remaining coverage elements of insurance contract liabilities and reinsurance contract assets (liabilities).

② Interest Rate Risk Sensitivity

			2023		2022	
			Profit and loss effect	Capital effect	Profit and loss effect	Capital effect
100bp Increase	Insurance contracts (*1)	₩	-	3,412,769	-	2,744,382
	Reinsurance contract (*1)		-	15,543	-	19,258
	Financial assets (*2)		(37,574)	(4,258,875)	(42,894)	(3,662,687)
100bp Decrease	Insurance contracts (*1)		-	(4,382,646)	-	(3,533,390)
	Reinsurance contract (*1)		-	(17,723)	-	(22,266)
	Financial assets (*2)		37,574	4,258,875	42,894	3,662,687

(*1) This is the impact on capital (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.
(*2) Calculated for assets related to insurance contracts excluding variable annuities/savings. The profit and loss effect is the change in financial assets recognized at fair value through profit or loss, and the capital effect is the change in financial assets measured at fair value through other comprehensive income.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. Insurance risk management (continued)

(i) Liquidity risk arising from insurance contracts

The maturity amount of undiscounted remaining contractual cash flow as of December 31, 2023 and December 31, 2022 are as follow. This amount does not include matters relating to remaining coverage liabilities (insurance contracts and reinsurance contracts) measured under the premium allocation approach.

		2023						
		Less than 1 year	1~2 year	2~3 year	3~4 year	4~5 years	More than 5 years	Total
Insurance Contracts								
General insurance:								
Cash inflows	₩	5,120,022	4,408,374	3,892,580	3,500,316	3,073,794	51,775,416	71,770,502
Cash outflows		(5,509,719)	(4,969,773)	(4,263,071)	(4,356,801)	(4,235,246)	(132,831,760)	(156,166,370)
	₩	(389,697)	(561,399)	(370,491)	(856,485)	(1,161,452)	(81,056,344)	(84,395,868)
Variable insurance								
Cash inflows	₩	582,036	485,566	412,870	350,176	297,209	3,160,998	5,288,855
Cash outflows								
		(943,282)	(836,548)	(764,049)	(711,324)	(641,963)	(10,096,136)	(13,993,302)
	₩	(361,246)	(350,982)	(351,179)	(361,148)	(344,754)	(6,935,138)	(8,704,447)
	₩	(750,943)	(912,381)	(721,670)	(1,217,633)	(1,506,206)	(87,991,482)	(93,100,315)
Reinsurance contract								
Cash inflows	₩	203,944	204,852	204,904	204,760	205,383	7,421,755	8,445,598
Cash outflows		(225,690)	(225,630)	(224,694)	(222,873)	(221,054)	(7,686,228)	(8,806,169)
	₩	(21,746)	(20,778)	(19,790)	(18,113)	(15,671)	(264,473)	(360,571)
Total (including variable life insurance	₩	(772,689)	(933,159)	(741,460)	(1,235,746)	(1,521,877)	(88,255,955)	(93,460,886)
Total (excluding variable life insurance)	₩	(411,443)	(582,177)	(390,281)	(874,598)	(1,177,123)	(81,320,817)	(84,756,439)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

5. **Insurance risk management (continued)**

(i) Liquidity risk arising from insurance contracts(continued)

		Less than 1 year	1~2 year	2~3 year	3~4 year	4~5 years	More than 5 years	Total
					2022			
Insurance Contracts								
General insurance:								
Cash inflows	₩	5,141,410	4,407,978	3,801,169	3,366,573	3,020,929	43,604,298	63,342,357
Cash outflows		(5,813,798)	(4,776,599)	(4,596,433)	(4,019,170)	(4,022,887)	(128,609,565)	(151,838,452)
	₩	(672,388)	(368,621)	(795,264)	(652,597)	(1,001,958)	(85,005,267)	(88,496,095)
Variable insurance								
Cash inflows	₩	695,405	568,606	474,576	404,462	342,486	2,714,283	5,199,818
Cash outflows		(955,446)	(865,504)	(787,418)	(739,126)	(679,610)	(10,192,545)	(14,219,649)
	₩	(260,041)	(296,898)	(312,842)	(334,664)	(337,124)	(7,478,262)	(9,019,831)
	₩	(932,429)	(665,519)	(1,108,106)	(987,261)	(1,339,082)	(92,483,529)	(97,515,926)
Reinsurance contract								
Cash inflows	₩	209,601	210,135	211,431	212,533	213,221	7,427,708	8,484,629
Cash outflows		(230,689)	(230,889)	(231,351)	(232,019)	(231,403)	(7,769,737)	(8,926,088)
	₩	(21,088)	(20,754)	(19,920)	(19,486)	(18,182)	(342,029)	(441,459)
Total (including variable life insurance)	₩	(953,517)	(686,273)	(1,128,026)	(1,006,747)	(1,357,264)	(92,825,558)	(97,957,385)
Total (excluding variable life insurance)	₩	(693,476)	(389,375)	(815,184)	(672,083)	(1,020,140)	(85,347,296)	(88,937,554)

As of December 31, 2023 and 2022, the amount to be paid upon request by the contractor of insurance contracts issued by Shinhan Life Insurance Co., Ltd. is ₩ 52,560,005 million and ₩ 52,379,537 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

6. Capital Management

In order to manage the required capital for maintaining payment capacity, the Company measures the risk-based capital in a manner required by the supervisory authority, manages it internally, and discloses it externally.

The risk-based capital ratio is a measure of the extent to which the Company is able to fulfil its obligations to the policyholder even if the Company suffers unexpected losses or decreases in asset value. This is a ratio calculated by dividing by the standard amount of allowance for payment, which is a measure of the financial soundness or the capacity to pay claims.

The Company manages risk-based ratios based on separate financial statements, and supervisory authorities mandate that the ratios remain above 100%. If the ratio is not met, the following timely corrective action shall be taken according to the allowance ratio.

The Company receives approval from the Risk Management Committee every year for the risk-based capital ratio based on risk-based capital, and the minimum RBC requirement in 2023 is 150%.

	RBC	Improvement measures
Recommend business improvement	More than 50% ~ less than 100%	Request for the increase in equity capital, restrict new business, etc.
Request business improvement	More than 0% ~ less than 50%	Request for replacement of executives, liquidate subsidiaries, etc.
Order business improvement	Less than 0%	Suspense executives' duties, suspense insurance business, etc.

As of December 31, 2023, the Company complies with the risk-based capital ratio provided by the supervisory authority. In addition, based on the total risk limit approved by the board of directors, the Risk Management Committee monitors the compliance of the set limit every month and manages the risk appetite to be within 100%.

7. Fair value of financial instruments

The fair value of financial instruments traded in the active market is calculated based on the quoted price of the trading brokerage agency as of the end of the reporting period.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques or the results of the assessment by an independent external assessment agency. The Company utilizes various evaluation techniques and makes reasonable assumptions based on current market conditions at the end of the reporting period.

The Company classifies the fair value of financial instruments into three fair value levels:

- Level 1 : Measurement the prices disclosed in the active trading market at fair value.
- Level 2 : Measurement of fair value by valuation technique based on market-observed information
- Level 3: Measurement of fair value based on unobservable information in the market.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value

i) The details of fair value by valuation level of financial instruments measured at fair value in the separate statement of financial position as of December 31, 2023 and 2022 are as follows:

		2023			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Due from banks at fair value through profit or loss	₩	-	30,743	-	30,743
Securities at fair value through profit or loss					
Debt securities		3,044,774	1,343,905	5,573,231	9,961,910
Equity securities		1,485,047	-	1,000	1,486,047
		4,529,821	1,343,905	5,574,231	11,447,957
Securities at fair value through other comprehensive income					
Debt securities		20,850,434	14,384,779	-	35,235,213
Equity securities		-	-	110,362	110,362
		20,850,434	14,384,779	110,362	35,345,575
Derivative assets					
Held for trading		870	-	4,626	5,496
Hedging		-	110,882	-	110,882
		870	110,882	4,626	116,378
	₩	25,381,125	15,870,309	5,689,219	46,940,653
Financial liabilities:					
Derivative liabilities					
Held for trading	₩	108	-	-	108
Hedging		-	239,832	-	239,832
	₩	108	239,832	-	239,940

		2022			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Due from banks at fair value through profit or loss	₩	-	26,116	-	26,116
Securities at fair value through profit or loss					
Debt securities		2,934,237	2,047,616	5,319,910	10,301,763
Equity securities		1,329,325	-	1,500	1,330,825
		4,263,562	2,047,616	5,321,410	11,632,588
Financial assets at fair value through other comprehensive income					
Debt securities		18,448,248	14,026,074	-	32,474,322
Equity securities		-	-	155,050	155,050
		18,448,248	14,026,074	155,050	32,629,372
Derivative assets					
Held for trading		137	3,066	1,573	4,776
Hedging		-	87,298	-	87,298
		137	90,364	1,573	92,074
	₩	22,711,947	16,190,170	5,478,033	44,380,150
Financial liabilities:					
Derivative liabilities					
Held for trading	₩	1,207	1,148	-	2,355
Hedging		-	318,223	-	318,223
	₩	1,207	319,371	-	320,578

ii) There is no transfer between level 1 and level 2 of financial instruments measured at fair value for the years of December 31, 2023 and 2022.

Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iii) Valuation techniques and input variables for financial instruments classified as Level 2

Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2023 and 2022 are as follows:

Type of financial instrument	Valuation technique	2023	2022	Significant unobservable inputs
Financial assets				
Financial asset at fair value through profit or loss				
Debt securities	NAV, DCF, Hul-White Credit	₩ 1,374,648	2,073,732	Discount rates, fair value of the underlying assets
Securities at fair value through other comprehensive income				
Debt securities	DCF	14,384,779	14,026,074	Discount rates
Derivative assets				
Currency forward	Implied forward rate, DCF	22,948	31,253	Discount rate, foreign exchange rate
Currency swap		38,417	53,565	Discount rate, foreign exchange rate
Interest rate forward		49,517	5,546	Discount rate
		₩ 15,870,309	16,190,170	
Financial liabilities				
Currency forward	Implied forward rate, DCF	₩ 37,450	43,851	Discount rate, foreign exchange rate
Currency swap		96,487	65,998	Discount rate, foreign exchange rate
Interest rate forward		105,895	209,522	Discount rate
		₩ 239,832	319,371	

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3

Financial instruments classified as fair value level 3 for the years of December 31, 2023 and 2022 are as follows:

		2023			
		Financial assets at fair value through profit or loss	**Securities at fair value through other comprehensive income**	**Net derivative assets held for trading**	**Total**
Beginning balance	₩	5,321,410	155,050	1,573	5,478,033
Total gains or losses					
Amount recognized in profit or loss(*)		2,146	-	1,440	3,586
Amount recognized in other comprehensive income		-	5,312	-	5,312
Acquisition		745,710	50,000	4,865	800,575
Settlement		(495,035)	(100,000)	(3,252)	(598,287)
Ending balance	₩	5,574,231	110,362	4,626	5,689,219

(*) Of the changes in financial instruments classified at fair value level 3 during the current period, gains or losses related to the amounts recognised in profit or loss and assets and liabilities held for the year ended December 31, 2023 are as follows:

		Amount recognized at profit or loss	**Amount recognized at profit or loss related to financial instruments held at the end of the reporting period**
Gains or losses related to financial assets at fair value through profit or loss	₩	2,146	(13,283)
Gains or losses related to derivatives		1,440	415
	₩	3,586	(12,868)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3 (continued)

Financial instruments that are at fair value level 3 during the years of December 31, 2023 and 2022 are as follows (continued):

		2022			
		Financial assets at fair value through profit or loss	**Securities at fair value through other comprehensive income**	**Net derivative assets held for trading**	**Total**
Beginning balance	₩	5,279,579	6,306	47	5,285,932
Total gains or losses					
Amount recognized in profit or loss(*)		(16,718)	-	(1,141)	(17,859)
Amount recognized in other comprehensive income		-	(13,180)	-	(13,180)
Acquisition		900,265	161,924	2,667	1,064,856
Settlement		(841,716)	-	-	(841,716)
Ending balance	₩	5,321,410	155,050	1,573	5,478,033

(*) Of the changes in financial instruments classified at fair value level 3 during the current period, gains or losses related to the amounts recognised in profit or loss and assets and liabilities held for the year ended December 31, 2022 are as follows:

		Amount recognized at profit or loss	**Amount recognized at profit or loss related to financial instruments held at the end of the reporting period**
Gains or losses related to financial assets at fair value through profit or loss	₩	(16,718)	(55,192)
Gains or losses related to derivatives		(1,141)	(900)
	₩	(17,859)	(56,092)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. **Fair value of financial instruments (continued)**

(a) Financial instruments measured at fair value (continued)

v) The Company recognizes the movement between levels at the time of events or changes in the situation that result in the movement between levels. For the years ended December 31, 2023 and 2022, there is no change in valuation techniques used to measure the fair value of financial instruments classified as Level 3 fair value measurements. Also, for the years ended December 31, 2023 and 2022, there is no significant change in the business environment or economic environment that affects the fair value of financial assets and financial liabilities held by the Company.

vi) Valuation techniques and unobservable input variables for financial instruments classified as Level 3

	2023			
	Valuation technique	**Carrying amount**	**Significant but unobservable inputs**	**Range**
Financial assets at fair value through profit or loss				
- Debt securities	DCF/Dividend discount model, Hull-White Credit, NAV, etc.	₩ 5,573,231	Discount rates, Volatility, correlation coefficient, liquidation value, the price of an underlying asset, etc.	Discount rates 2.44%~30.33% Volatility 15.86%~27.96% correlation coefficient 0.5 ~ 0.9
- Equity securities	Cost model	1,000	-	
Securities at fair value through other comprehensive income				
- Equity securities	DCF, Hull-White Credit, BDT, NAV, etc.	110,362	Volatility	0.55% ~ 0.91%
Derivative assets				
- Equity related	Monte-Carlo Simulation, Black-Scholes	4,626	Volatility	17.03%~20.45%
		₩ 5,689,219		

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

vi) Valuation techniques and unobservable input variables for financial instruments classified as Level 3 (continued)

	2022			
	Valuation technique	**Carrying amount**	**Significant but unobservable inputs**	**Range**
Financial assets at fair value through profit or loss				
- Debt securities	DCF/Dividend discount model, Hull-White Credit, NAV, etc.	₩ 5,319,910	Discount rates, Volatility, correlation coefficient, liquidation value, the price of an underlying asset	Discount rates 2.92% ~ 27.79% Volatility 20.93% ~ 28.49% correlation coefficient 0.5 ~ 0.9
- Equity securities	Cost model	1,500	-	
Securities at fair value through other comprehensive income				
- Equity securities	DCF, Hull-White Credit, BDT, NAV, etc.	155,050	Discount rates, Volatility	Discount rate 15.21% Volatility 0.56% ~ 11.42%
Derivative assets				
- Equity related	Monte-Carlo Simulation, Black-Scholes	1,573	Volatility	18.27% ~ 25.22%
		₩ 5,478,033		

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. <u>**Fair value of financial instruments (continued)**</u>

(a) Financial instruments measured at fair value (continued)

vii) Sensitivity analysis by variation of unobserved variables

If other input variables remain constant for the fair value of a financial instrument measured at fair value, the effect of a significant but unobservable input variable fluctuating reasonably on the reporting date is as follows:

		2023	
		Favorable change	**Unfavorable change**
Financial assets at fair value through profit or loss (*1)	₩	18,237	(17,399)
Securities at fair value through other comprehensive income (*1)		3,367	(3,110)
Derivative assets (*2)		329	(330)
	₩	21,933	(20,839)

(*1) The change in fair value is calculated by increasing or decreasing the major unobservable input variables, liquidation value (-1% to 1%) and discount rate (-1% to 1%).

(*2) The change in fair value is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

		2022	
		Favorable change	**Unfavorable change**
Financial assets at fair value through profit or loss (*1)	₩	24,032	(21,503)
Securities at fair value through other comprehensive income (*1)		6,681	(9,621)
Derivative assets (*2)		39	(116)
	₩	30,752	(31,240)

(*1) The fair value volatility is calculated by increasing or decreasing the major unobservable input variables, liquidation value (-1% to 1%) and discount rate (-1% to 1%).

(*2) The fair value volatility is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. <u>Fair value of financial instruments (continued)</u>

(b) Financial instruments at amortized cost

i) The fair value calculation method for major financial instruments measured at amortized cost is as follows:

Classification	Fair value calculation method
Cash and due from bank	The carrying amount and fair value of cash is the same, and the fair value of due from bank at amortized cost is valued at the present value of the expected cash inflows.
Loan	The fair value of the loan is the present value of the expected cash flows expected to be received discounted at a discount rate taking into account the borrower's credit risk.
Securities	The fair value of the securities at amortized cost is assessed as the present value of expected cash flows expected to be received.
Other financial assets/liabilities	Other financial assets/liabilities, are used as a proxy for fair value because it is difficult to calculate reliable expected cash flows.
Investment contract liabilities	The accumulated pension benefits of the retirement pension contract holders, as defined by the Insurance Business Act and Insurance Supervision Regulations, have been used as fair value proxies.
Borrowings/debentures	The fair value of borrowings/debentures is assessed by the present value of expected cash flows expected to be paid.
Lease liabilities	The fair value of lease liabilities not being reliably determinable based on expected cash flows, the carrying amount was used instead.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2023 and 2022 are as follows:

		2023	
		Carrying amount	**Fair value**
Financial assets			
Cash and cash equivalents	₩	950,443	950,443
Due from banks at amortized cost		690,038	656,608
Securities at amortized cost			
Government bonds		3,904,569	3,504,420
Public Finance bonds		443,454	390,985
		4,348,023	3,895,405
Loan receivables at amortized cost			
Retail loans		788,030	793,856
Corporate loans		2,834,871	2,641,416
		3,622,901	3,435,272
Receivables at amortized cost		1,084,390	1,084,390
	₩	10,695,795	10,022,118
Financial liabilities			
Investment contract liability	₩	1,831,826	1,831,826
Borrowings		-	-
Debentures			
Debentures in won		299,331	313,304
Debentures in foreign currency		-	-
		299,331	313,304
Other financial liabilities		238,028	238,028
Lease liabilities		91,566	91,566
	₩	2,460,751	2,474,724

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2023 and 2022 are as follows (continued):

		2022	
		Carrying amount	**Fair value**
Financial assets			
Cash and cash equivalents	₩	764,099	764,099
Due from banks at amortized cost		719,596	731,876
Securities at amortized cost			
Government bonds		3,894,332	3,271,333
Special purpose bonds		444,434	340,397
		4,338,766	3,611,730
Loan receivables at amortized cost			
Retail loans		859,520	856,471
Corporate loans		3,360,350	3,057,830
		4,219,870	3,914,301
Receivables at amortized cost		1,011,274	1,011,274
	₩	11,053,605	10,033,280
Financial liabilities			
Investment contract liability	₩	2,296,401	2,296,401
Borrowings		10,000	10,000
Debentures			
Debentures in won		199,946	190,969
Debentures in foreign currency		443,505	420,425
		643,451	611,394
Other financial liabilities		304,988	304,988
Lease liabilities		109,060	109,060
	₩	3,363,900	3,331,843

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. <u>Fair value of financial instruments (continued)</u>

(b) Financial instruments at amortized cost (continued)

iii) As of December 31, 2023 and 2022, the fair value of each financial instrument that is not disclosed at fair value in the separate financial statements is classified as follows:

		2023			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Due from banks at amortized cost	₩	-	656,608	-	656,608
Securities at amortized cost					
Government bonds		3,504,420	-	-	3,504,420
Special purpose bonds		-	390,985	-	390,985
		3,504,420	390,985	-	3,895,405
Loans at amortized cost					
Retail loans		-	-	793,856	793,856
Corporate loans		-	-	2,641,416	2,641,416
		-	-	3,435,272	3,435,272
	₩	3,504,420	1,047,593	3,435,272	7,987,285
Financial liabilities					
Debentures					
Debentures in won	₩	-	-	313,304	313,304

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

7. <u>**Fair value of financial instruments (continued)**</u>

(b) Financial instruments at amortized cost (continued)

iii) As of December 31, 2023 and 2022, the fair value of each financial instrument that is not disclosed at fair value in the separate financial statements is classified as follows (continued):

		2022			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Due from banks at amortized cost	₩	-	731,876	-	731,876
Securities at amortized cost					
Government bonds		3,271,333	-	-	3,271,333
Public Finance bonds		-	340,397	-	340,397
		3,271,333	340,397	-	3,611,730
Loans at amortized cost					
Retail loans		-	-	856,471	856,471
Corporate loans		-	-	3,057,830	3,057,830
		-	-	3,914,301	3,914,301
	₩	3,271,333	1,072,273	3,914,301	8,257,907
Financial liabilities					
Debentures					
Debentures in won	₩	-	-	190,969	190,969
Debentures in foreign currency		-	-	420,425	420,425
	₩	-	-	611,394	611,394

The Company does not disclose the fair value hierarchy in relation to items that disclose the carrying amount at fair value, considering the carrying amount as a reasonable approximation of the fair value.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification by categories of financial instruments

(a) Carrying amount of financial instruments by category

i) As of December 31, 2023 and 2022, the carrying amount of each financial assets by classification are as follows:

		2023			
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Hedging derivatives	Total
\<General\>					
Cash and due from banks at amortized cost	₩ -	-	1,150,289	-	1,150,289
Financial assets at fair value through profit or loss	6,011,550	-	-	-	6,011,550
Securities at fair value through other comprehensive income	-	34,393,256	-	-	34,393,256
Securities at amortized cost	-	-	4,348,023	-	4,348,023
Loans at amortized cost	-	-	3,019,789	-	3,019,789
Receivables at amortized cost	-	-	946,792	-	946,792
Derivative assets	4,625	-	-	110,882	115,507
	6,016,175	34,393,256	9,464,893	110,882	49,985,206
\< Variable\>					
Cash and due from banks at amortized cost	-	-	421,470	-	421,470
Financial assets at fair value through profit or loss	5,334,167	-	-	-	5,334,167
Loans at amortized cost	-	-	71,200	-	71,200
Receivables at amortized cost	-	-	128,766	-	128,766
Derivative assets	871	-	-	-	871
	5,335,038	-	621,436	-	5,956,474
\< Retirement\>					
Cash and due from banks at amortized cost	-	-	68,722	-	68,722
Financial assets at fair value through profit or loss	132,983	-	-	-	132,983
Securities at fair value through other comprehensive income	-	952,319	-	-	952,319
Loans at amortized cost	-	-	531,912	-	531,912
Receivables at amortized cost	-	-	8,832	-	8,832
	132,983	952,319	609,466	-	1,694,768
₩	11,484,196	35,345,575	10,695,795	110,882	57,636,448

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification by categories of financial instruments (continued)

(a) Carrying amount of financial instruments by category(continued)

i) As of December 31, 2023 and 2022, the carrying amount of each financial assets by classification are as follows: (continued):

		2022				
		Financial assets at fair value through profit or loss	**Financial assets at fair value through other comprehensive income**	**Financial assets at amortized cost**	**Hedging derivatives**	**Total**
\<General\>						
Cash and due from banks at amortized cost	₩	-	-	942,568	-	942,568
Financial assets at fair value through profit or loss		6,475,054	-	-	-	6,475,054
Securities at fair value through other comprehensive income		-	31,100,772	-	-	31,100,772
Securities at amortized cost		-	-	4,338,766	-	4,338,766
Loans at amortized cost		-	-	3,503,405	-	3,503,405
Receivables at amortized cost		-	-	878,389	-	878,389
Derivative assets		4,639	-	-	87,298	91,937
		6,479,693	31,100,772	9,663,128	87,298	47,330,891
\< Variable\>						
Cash and due from banks at amortized cost		-	-	493,897	-	493,897
Financial assets at fair value through profit or loss		5,053,114	-	-	-	5,053,114
Loans at amortized cost		-	-	53,800	-	53,800
Receivables at amortized cost		-	-	122,748	-	122,748
Derivative assets		137	-	-	-	137
		5,053,251	-	670,445	-	5,723,696
\< Retirement\>						
Cash and due from banks at amortized cost		-	-	47,230	-	47,230
Financial assets at fair value through profit or loss		130,536	-	-	-	130,536
Securities at fair value through other comprehensive income		-	1,528,600	-	-	1,528,600
Loans at amortized cost		-	-	662,665	-	662,665
Receivables at amortized cost		-	-	10,137	-	10,137
		130,536	1,528,600	720,032	-	2,379,168
	₩	11,663,480	32,629,372	11,053,605	87,298	55,433,755

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification by categories of financial instruments (continued)

(a) Carrying amount of financial instruments by category(continued)

ii) As of December 31, 2023 and 2022, the carrying amount of each financial liabilities by classification category are as follows:

		2023			
		Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Hedging derivatives	Total
\<General\>					
Derivative liabilities	₩	-	-	234,827	234,827
Debentures		-	299,331	-	299,331
Other financial liabilities		-	221,970	-	221,970
Lease liabilities		-	91,566	-	91,566
		-	612,867	234,827	847,694
\< Variable\>					
Derivative liabilities		108	-	-	108
Other financial liabilities		-	15,912	-	15,912
		108	15,912	-	16,020
\< Retirement\>					
Investment contract liabilities		-	1,831,826	-	1,831,826
Derivative liabilities		-	-	5,005	5,005
Other financial liabilities		-	146	-	146
		-	1,831,972	5,005	1,836,977
	₩	108	2,460,751	239,832	2,700,691

		2022			
		Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Hedging derivatives	Total
\<General\>					
Derivative liabilities	₩	1,148	-	314,272	315,420
Debentures		-	10,000	-	10,000
Borrowings		-	643,451	-	643,451
Other financial liabilities		-	278,146	-	278,146
Lease liabilities		-	109,060	-	109,060
		1,148	1,040,657	314,272	1,356,077
\< Variable\>					
Derivative liabilities		1,207	-	-	1,207
Other financial liabilities		-	26,701	-	26,701
		1,207	26,701	-	27,908
\< Retirement\>					
Investment contract liabilities		-	2,296,401	-	2,296,401
Derivative liabilities		-	-	3,951	3,951
Other financial liabilities		-	141	-	141
		-	2,296,542	3,951	2,300,493
	₩	2,355	3,363,900	318,223	3,684,478

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification by categories of financial instruments (continued)

(b) Net profit or loss classification by classification of financial instruments

Net profit or loss by classification of financial instruments for the years ended December 31, 2023 and 2022 are as follows.

		Net Interest income or expenses	Dividend income	Other gains and losses	Gain or loss on valuation	Gain or loss on disposal	Total
				2023			
\<General\>							
Cash and due from banks at amortized cost	₩	47,206	-	1,209	-	-	48,415
Financial assets at fair value through profit or loss		25,983	-	227,561	(3,704)	31,333	281,173
Securities at fair value through other comprehensive income		1,031,771	6,586	114,476	-	42,246	1,195,079
Securities at amortized cost		133,050	-	107	-	-	133,157
Loans at amortized cost		141,235	-	(12,980)	-	(149)	128,106
Other receivables at amortized cost		2,428	-	(5,033)	-	-	(2,605)
Derivatives held for trading		-	-	(6,462)	-	-	(6,462)
Derivatives held for hedging		-	-	(119,557)	-	-	(119,557)
Borrowings		(295)	-	-	-	-	(295)
Debentures		(33,928)	-	(13,090)	-	-	(47,018)
Other financial liabilities		(30)	-	-	-	-	(30)
Lease liabilities		(2,722)	-	-	-	-	(2,722)
		1,344,698	6,586	186,231	(3,704)	73,430	1,607,241
\< Variable\>							
Cash and due from banks at amortized cost		12,541	-	195	-	-	12,736
Financial assets at fair value through profit or loss		84,056	23,536	30,500	456,900	111,444	706,436
Loans at amortized cost		2,561	-	-	-	-	2,561
Receivables at amortized cost		20	-	216	-	-	236
Derivatives held for trading		-	-	(26,907)	-	-	(26,907)
		99,178	23,536	4,004	456,900	111,444	695,062
\< Retirement\>							
Cash and due from banks at amortized cost		1,093	-	31	-	-	1,124
Financial assets at fair value through profit or loss		507	83	5,450	1,200	4,257	11,497
Securities at fair value through other comprehensive income		36,211	278	1,989	-	(43,884)	(5,406)
Loans at amortized cost		19,770	-	(4,072)	-	-	15,698
Other receivables at amortized cost		-	-	(7)	-	-	(7)
Derivatives held for trading		-	-	(31)	-	-	(31)
Derivatives held for hedging		-	-	(866)	-	-	(866)
Investment contract liabilities		(110,280)	-	-	-	-	(110,280)
		(52,699)	361	2,494	1,200	(39,627)	(88,271)
	₩	1,391,177	30,483	192,729	454,396	145,247	2,214,032

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification by categories of financial instruments (continued)

(b) Net profit or loss classification by classification of financial instruments(continued)

Net profit or loss by classification of financial instruments for the years ended December 31, 2023 and 2022 are as follows. (continued)

		Net Interest income	Dividend income	Other gains and losses	Gain or loss on valuation	Gain or loss on disposal	Total
		2022					
\<General\>							
Cash and due from banks at amortized cost	₩	34,547	-	635	-	-	35,182
Financial assets at fair value through profit or loss		25,599	687	302,737	(118,765)	17,972	228,230
Securities at fair value through other comprehensive income		1,050,982	6,815	78,451	-	50,051	1,186,299
Securities at amortized cost		132,293	-	67	-	-	132,360
Loans at amortized cost		146,486	-	(11,040)	-	(46)	135,400
Other receivables at amortized cost		3,306	-	(2,126)	-	-	1,180
Derivatives held for trading		-	-	3,486	-	-	3,486
Derivatives held for hedging		-	-	(94,904)	-	-	(94,904)
Borrowings		(16)	-	-	-	-	(16)
Debentures		(31,264)	-	(28,630)	-	-	(59,894)
Other financial liabilities		(25)	-	-	-	-	(25)
Lease liabilities		(2,588)	-	-	-	-	(2,588)
		1,359,320	7,502	248,676	(118,765)	67,977	1,564,710
\< Variable\>							
Cash and due from banks at amortized cost		8,188	-	108	-	-	8,296
Financial assets at fair value through profit or loss		62,094	34,637	71,733	(622,124)	(317,921)	(771,581)
Loans at amortized cost		1,204	-	-	-	-	1,204
Other receivables at amortized cost		36	-	2,947	-	-	2,983
Derivatives held for trading		-	-	(40,670)	-	-	(40,670)
		71,522	34,637	34,118	(622,124)	(317,921)	(799,768)
\< Retirement\>							
Cash and due from banks at amortized cost		1,009	-	(13)	-	-	996
Financial assets at fair value through profit or loss		1,306	125	4,081	(3,327)	996	3,181
Securities at fair value through other comprehensive income		44,730	278	3,665	-	(33,989)	14,684
Loans at amortized cost		20,536	-	122	-	-	20,658
Other receivables at amortized cost		-	-	54	-	-	54
Derivatives held for hedging		-	-	(3,187)	-	-	(3,187)
Investment contract liabilities		(60,869)	-	-	-	-	(60,869)
		6,712	403	4,722	(3,327)	(32,993)	(24,483)
	₩	1,437,554	42,542	287,516	(744,216)	(282,937)	740,459

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification by categories of financial instruments (continued)

(c) Financial instrument offsetting

Details of financial instruments subject to collective offsetting agreements or similar agreements as of December 31, 2023 and 2022 are as follows:

		2023					
					Related amounts not offset by the separate statements of financial position		
		Total recognized financial instruments	**Total amount of recognized financial instruments offset**	**Net amount of financial instruments presented in the separate statements of financial position**	**Financial instruments**	**Cash collateral received**	**Net amount**
Financial assets							
Derivative assets	₩	115,507	-	115,507	112,869	-	2,638
Purchase under repurchase agreement		71,200	-	71,200	71,200	-	-
Foreign currency loan securities		579,354	-	579,354	577,732	-	1,622
	₩	766,061	-	766,061	761,801	-	4,260
Financial liabilities							
Derivative liabilities	₩	239,832	-	239,832	234,312	-	5,520

		2022					
					Related amounts not offset by the separate statements of financial position		
		Total recognized financial instruments	**Total amount of recognized financial instruments offset**	**Net amount of financial instruments presented in the separate statements of financial position**	**Financial instruments**	**Cash collateral received**	**Net amount**
Financial assets							
Derivative assets	₩	91,937	-	91,937	77,857	-	14,080
Purchase under repurchase agreement		53,800	-	53,800	53,800	-	-
Foreign currency loan securities		453,820	-	453,820	453,820	-	-
	₩	599,557	-	599,557	585,477	-	14,080
Financial liabilities							
Derivative liabilities	₩	319,371	-	319,371	275,647	-	43,724
Conditional buyback		10,000	-	10,000	10,000	-	-
	₩	329,371	-	329,371	285,647	-	43,724

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

8. Classification by categories of financial instruments (continued)

(d) Transfers and servicing of financial assets

i) Financial instruments which do not meet the derecognition criteria

i-1) Repurchase agreement

The details of financial instruments which do not meet the derecognition criteria by selling the securities held by the Company on the condition that the securities held were repurchased at a fixed price among the repurchase agreements as of December 31, 2023 and 2022 are as follows:

Classification			2023	2022
Transferred assets	Securities at amortized cost	₩	-	10,391
Related liability	Disposal of repurchase agreement		-	10,000

i-2) Securities Lending Transactions

If the Company lends securities owned by itself, the ownership of the securities is transferred, but the Company must return the securities at the end of the loan period, so the Company continues to recognize the entire securities as it holds most of the risks and rewards of the securities. The carrying amount of loaned securities as of December 31, 2023 and 2022 is as follows:

Classification			2023	2022
Financial assets at fair value through profit or loss	Government bonds	₩	19,915	78,195
	Revenue securities		40,900	29,850
	Stocks		39,143	28,547
			99,958	136,592
Securities at fair value through other comprehensive income	Government bonds		6,746,593	6,431,136
	Foreign currency loan securities		579,354	453,820
			7,325,947	6,884,956
Securities at amortized cost	Government bonds		2,894,972	2,423,389
		₩	10,320,877	9,444,937

ii) Financial instruments that meet the derecognition criteria but are continuously involved.

As of December 31, 2023 and 2022, there are no financial instruments which meet the derecognition criteria, but the Company is continuously involved.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

9. <u>Material accounting estimates and judgments</u>

In preparing the separate financial statements, the Company makes judgments about assumptions and assumptions about the future. These estimates and judgments are continually evaluated, taking into account other factors such as past experiences and future events that are reasonably predictable from the current situation. The accounting estimates calculated in this way may not match the actual results. The judgments on accounting estimates and assumptions that include significant risks that can materially change the carrying amount of assets and liabilities as of the reporting date are as follows:

(a) Fair value of financial instruments

The fair value of financial instruments (e.g., over-the-counter derivatives) that are not traded in an active trading market is determined using valuation techniques. As of the end of the reporting period, the Company makes judgments regarding the selection and assumptions of various valuation techniques based on major market conditions. When the valuation model is used to determine the fair value of various financial instruments that are not traded in the normal trading market, the Company uses a variety of methods from the general valuation model to the developed self-evaluation model, in which various input variables and assumptions are applied.

(b) Allowance for credit losses and provision for unused commitments

The Company assesses the impairment of the loan receivables and establishes provisions for bad debts and for unused commitment limits. The provision for such credit losses is determined by the assumptions and variables of the model used to estimate expected cash flows for each borrower to estimate the individual bad debt allowance and the collective bad debt allowance and unused commitment allowance.

(c) Impairment of non-financial assets

The Company evaluates the existence of signs of impairment for all non-financial assets at the end of each reporting period. However, for intangible assets with indefinite useful life, the impairment test is conducted every year by comparing the recoverable amount and the carrying amount regardless of signs suggesting impairment. Other non-financial assets are being tested for impairment when there is an indication that the carrying amount will not be recoverable. To calculate the value-in-use, the management chooses an appropriate discount rate to estimate the expected future cash flows from the asset or cash-generating unit and calculate the present value of the expected future cash flows.

(d) Defined benefit obligation

The present value of defined benefit obligations may vary depending on various factors determined by actuarial methods that use many assumptions. The assumptions used to determine the net cost (benefit) of the pension include the discount rate, and changes in these assumptions will affect the carrying amount of the defined benefit obligation.

The Company determines the appropriate discount rate at the end of each year. These discount rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur when the defined benefit obligation is settled. The Company determines the appropriate discount rate by considering the interest rate of high-quality debentures that are denominated in the currency in which the pension will be paid and have maturity similar to that of the related defined benefit obligation.

Other major assumptions related to defined benefit obligations are based on some current market conditions.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

9. Material accounting estimates and judgments (continued)

(e) Insurance contract liabilities and reinsurance contract assets (liabilities)

The company calculates the present value of the future cash flows of the liabilities for remaining coverage and the liabilities for incurred claims for measurement purposes. This involves estimating the neutral present value of future cash flows, considering the time value of money, adjusting for financial risks associated with future cash flows, and making risk adjustments for non-financial risks. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.

The number of coverage units in the group of insurance contracts is determined by considering the quantity of benefit payments and the expected duration of benefits for contracts within the group, as well as the frequency and severity of benefit occurrences for all coverage units allocated to the current period.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

10. Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2023 and 2022 are as follows:

		2023	2022
Cash and cash equivalents			
Savings account	₩	333,720	153,839
Current account		59	115
Others		616,664	610,145
	₩	950,443	764,099
Due from banks at amortized cost			
Fixed deposit	₩	390,000	430,000
Installment savings		228,250	228,250
Other deposits		72,211	62,108
(Credit allowance)		(423)	(762)
		690,038	719,596
	₩	1,640,481	1,483,695

(b) Restricted due from banks at amortized cost as of December 31, 2023 and 2022 are as follows:

		2023	2022	Restrictions on use
Deposits denominated in won	₩	56,021	46,792	Deposit for opening a current account, Forward transaction deposit, etc.
Deposits denominated in foreign currency		16,190	15,316	
	₩	72,211	62,108	

(*) The carrying amount of the provision for depreciation is the amount before deducting the allowance for credit losses.

(c) The changes in credit loss allowance for due from banks measured at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

		Designated for measurement of 12-month expected credit loss	
		2023	2022
Beginning balance of credit allowance	₩	762	605
Allowance		(339)	157
Ending balance of credit allowance	₩	423	762

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

11. <u>Financial assets at fair value through profit or loss</u>

(a) Financial assets at fair value through profit or loss as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Deposits:			
Deposits in foreign currency	₩	30,743	26,116
Debt securities:			
Government bonds	₩	1,416,833	1,656,660
Special Bonds		173,700	198,122
Financial Bonds		167,426	214,741
Debentures		147,066	166,147
Puttable stocks		44,344	34,658
Puttable equity instrument		263,274	203,497
Beneficiary certificates		5,915,918	6,414,988
Other securities		241,102	183,928
Puttable financial instrument in foreign currency		2,874	4,435
Beneficiary certificates in foreign currency		1,300,358	887,749
Other securities in foreign currency		289,015	336,838
		9,961,910	10,301,763
Equity securities:			
Stocks	₩	1,485,405	1,269,928
Stocks in foreign currency		642	60,897
		1,486,047	1,330,825
		11,447,957	11,632,588
	₩	11,478,700	11,658,704

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

11. <u>Financial assets at fair value through profit or loss (continued)</u>

(b) Financial assets at fair value through profit or loss

Gains and losses on financial assets at fair value through profit or loss for the years ended December 31, 2023, and 2022, are as follows:

		2023	2022
Gain on financial assets measured at fair value through profit or loss:			
Gain on valuation	₩	683,818	145,483
Gain on disposal		271,371	130,514
Others		232,096	256,620
		1,187,285	532,617
Loss on financial assets measured at fair value through profit or loss:			
Loss on valuation		229,422	889,699
Loss on disposal		124,336	429,466
		353,758	1,319,165
Net gain (loss) on financial assets at fair value through profit or loss	₩	833,527	(786,548)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

11. Financial assets at fair value through profit or loss (continued)

(c) The separate beneficiary certificates that have significant influence among the beneficiary certificates held by the Company as of December 2023 and 2022 are as follows.

Investee	2023				
	Location	Reporting date	Ownership		Carrying amount
Mirae Asset Maps Global Infra Private Special Asset Trust 2	Korea	December 31	95.89%	₩	10,803
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2	Korea	December 31	99.55%		637
Shinhan AIM Credit Fund 3	Korea	December 31	99.90%		148,172
Shinhan AIM Private fund of funds Trust 7-A	Korea	December 31	99.58%		14,555
Shinhan AIM Private fund of funds Trust 6-B	Korea	December 31	99.80%		42,725
Shinhan AIM Private fund of funds Trust 5	Korea	December 31	99.88%		98,939
KB Global Private Real Estate Debt Fund 23	Korea	December 31	99.40%		65,562
KB Global Private Real Estate Debt Fund 21	Korea	December 31	99.53%		35,356
Shinhan KKR Global Program REC Private Investment Trust	Korea	December 31	93.02%		86,431
Shinhan KKR Global Program PEF Private Investment Trust	Korea	December 31	93.02%		34,207
Shinhan KKR Global Program PDF Private Investment Trust	Korea	December 31	93.02%		95,926
Shinhan LCP X Private Investment Trust No.4(H)	Korea	December 31	99.75%		19,831
				₩	653,144

Investee	2022				
	Location	Reporting date	Ownership		Carrying amount
Mirae Asset Maps Global Infra Private Special Asset Trust 2	Korea	December 31	95.89%	₩	11,036
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2	Korea	December 31	99.55%		6,767
Shinhan AIM Credit Fund 3	Korea	December 31	99.90%		141,349
Shinhan AIM Private fund of funds Trust 7-A	Korea	December 31	99.58%		8,436
Shinhan AIM Private fund of funds Trust 6-B	Korea	December 31	99.80%		28,922
Shinhan AIM Private fund of funds Trust 5	Korea	December 31	99.88%		93,266
KB Global Private Real Estate Debt Fund 23	Korea	December 31	99.40%		52,158
KB Global Private Real Estate Debt Fund 21	Korea	December 31	99.53%		25,056
Shinhan KKR Global Program REC Private Investment Trust	-	-	-		-
Shinhan KKR Global Program PEF Private Investment Trust	-	-	-		-
Shinhan KKR Global Program PDF Private Investment Trust	-	-	-		-
Shinhan LCP X Private Investment Trust No.4(H)	-	-	-		-
				₩	366,990

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

12. Financial assets at fair value through other comprehensive income

(a) Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows:

		2023	2022
Debt instruments:			
Government bonds	₩	20,291,960	18,052,493
Special purpose bonds		7,612,912	7,389,345
Financial institution bonds		979,921	1,228,718
Coporate bonds		3,071,706	3,184,836
Foreign currency debt securities		2,964,347	2,391,714
Foreign currency other securities		314,367	227,216
	₩	35,235,213	32,474,322
Equity instruments (*):			
Stocks	₩	2,932	5,404
Other securities		107,430	149,646
		110,362	155,050
	₩	35,345,575	32,629,372

(*) The Company elected to designate as equity securities measured at fair value through other comprehensive income for reasons such as retention as required by its policy.

(b) Changes in total carrying amount

The changes in total carrying amount of debt securities at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows:

		2023	2022
		12-month Expected credit loss	**12-month Expected credit loss**
Beginning balance (*1)	₩	32,474,322	40,128,884
Acquisition		3,082,700	2,950,679
Disposal and redemption		(3,596,702)	(4,027,259)
Others (*2)		3,274,893	(6,577,982)
Ending balance (*1)	₩	35,235,213	32,474,322

(*1) The total carrying amount for credit loss provisions is the amortized cost of the debt securities.
(*2) Included the effects of valuation, changes in foreign exchange rates, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

12. Financial assets at fair value through other comprehensive income (continued)

(c) Changes in credit loss allowance

Changes in credit loss allowance for debt securities at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows:

		2023	2022
		12-month Expected credit loss	**12-month Expected credit loss**
Beginning balance (*)	₩	13,604	15,853
Provision for credit loss allowance		(4,814)	(2,249)
Ending balance (*)	₩	8,790	13,604

(*) The above provisions for credit loss are recognized in gains(losses) of securities at fair value through other comprehensive income and are not adjusted to the carrying amount of the asset in the separate statements of financial position.

(d) Policyholders' equity adjustment

The Company accounts for unrealized gains and losses on financial assets at fair value through other comprehensive income by accumulated other comprehensive income and by the policyholder's equity in accordance with the insurance industry supervision regulations. The details of accumulated other comprehensive income as of the end the year, 2023 and 2022, and gain and losses of financial assets at fair value through other comprehensive income appropriated to the policyholders' equity adjustment are as follows:

		2023	2022
Appropriated to the policyholders' equity adjustment	₩	(1,025)	(1,616)
Appropriated to the accumulated other comprehensive income		(2,497,260)	(4,588,374)
Tax effect		(895,756)	(1,654,312)
	₩	(3,394,041)	(6,244,302)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

12. **Financial assets at fair value through other comprehensive income (continued)**

(e) For the year ended December 31 2023, the disposal of equity instruments designated at fair value through other comprehensive income (FVOCI) occurred due to the call exercise by the issuer of the hybrid bonds. At the time of disposal, accumulated unrealized gains or lossesare as follows.

	Fair Value at Disposal Date	Accumulated Unrealized Gain/Loss at Disposal Date
Other securities ₩	100,000	-

(f) The dividend income recognized related to the fair value measurement of equity instruments in other comprehensive income in the current and prior periods is as follows.

	2023	2022
Dividend income recognized from assets held at the end of the reporting period		
Other Marketable Securities ₩	2,430	7,093
Dividend income recognized from assets disposed of during the reporting period		
Other Marketable Securities	4,434	-
₩	6,864	7,093

(g) Recognized gains and losses on financial assets at fair value through other comprehensive income in the year, 2023 and 2022, are as follows:

	2023	2022
Gain on disposal of debt securities at fair value through other comprehensive income ₩	54,256	72,818
Loss on disposal of debt securities at fair value through other comprehensive income	(55,895)	(56,757)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

13. Securities at amortized cost

(a) Securities at amortized cost as of December 31, 2023 and 2022 are as follows:

		2023	2022
Government bonds	₩	3,904,569	3,894,332
Special purpose bonds		443,662	444,749
(Credit loss allowance)		(208)	(315)
	₩	4,348,023	4,338,766

(b) The changes in total carrying amount of securities at amortized cost as of December 31, 2023 and 2022are as follows:

		12-month Expected credit loss	
		2023	2022
Beginning balance	₩	4,339,081	4,340,131
Redemption (*1)		-	(10,000)
Others (*2)		9,150	8,950
Ending balance	₩	4,348,231	4,339,081

(*1) There has been no net loss recognized for redemption of securities at amortized cost for the years ended December 31, 2023 and 2022.
(*2) Amounts occurred due to effective interest amortization.

(c) Changes in credit loss allowance

Changes in credit loss allowance for securities at amortized cost are as follows:

		12-month Expected credit loss	
		2023	2022
Beginning balance	₩	315	381
Reversal for credit loss allowance		(107)	(66)
Ending balance	₩	208	315

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

14. <u>Investments in associates</u>

(a) Investments in subsidiaries and associates as of December 31, 2023 and 2022 are as follows:

Investees	Country	Reporting date	Ownership (%)		Carrying value	
			2023	2022	2023	2022
Subsidiaries						
Shinhan Financial Plus Co., Ltd.	Korea	December 31	100.00	100.00	₩ 109,000	95,000
Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	December 31	100.00	100.00	114,144	114,144
Shinhan LifeCare Co., Ltd.(*3)	Korea	December 31	100.00	100.00	50,437	20,000
Associates						
iPIXEL Co., Ltd.(*1)	Korea	December 31	11.54	11.54	-	368
IMM Long-term Solution Private Equity Fund(*2)	Korea	December 31	-	29.75	-	34,981
Find JD Fund No.1	Korea	December 31	27.03	27.03	1,000	1,000
					₩ 274,581	265,493

(*1) Despite the Company's ownership being less than 20%, the Company applies the equity method accounting as it participates in policy-making processes and therefore can exercise significant influence on the investee.
(*2) The Company does not have the ability to make investment policy decisions to benefit from its economic activities as an participant.
(*3) Shinhan CubeOn Co., Ltd. has changed its name to Shinhan LifeCare Co., Ltd. during the current period.

Beneficiary certificates, which are subsidiaries, are classified as financial assets at fair value through profit or loss in accordance with K-IFRS 1109 and are separately presented in the notes '11. Fair value measurement financial assets'.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

14. Investments in associates (continued)

(b) Changes in the investments in subsidiaries and associates during the years of 2023 and 2022 are as follows:

Investees(*3)		Beginning balance	Acquisition	Reclassification	Impairment (*1)	Ending balance
Shinhan Financial Plus Co., Ltd	₩	95,000	14,000	-	-	109,000
Shinhan Life Insurance Vietnam Co., Ltd.		114,144	-	-	-	114,144
Shinhan LifeCare Co., Ltd.(*1)		20,000	40,000	-	(9,563)	50,437
iPIXEL Co., Ltd.(*2)		368	-	-	(368)	-
IMM Long-term Solution Private Equity Fund		34,981	-	(34,981)	-	-
Find JD Fund No.1		1,000	-	-	-	1,000
	₩	265,493	54,000	(34,981)	(9,931)	274,581

(*1) The Company recognized impairment due to the sustained decline in net asset value after acquisition.
(*2) Equity method loss was continuously recorded since the acquisition, and an impairment loss was recognized as it fell below its cost.
(*3) The Company accounts for investments in subsidiaries and associates at acquisition cost.

Investees(*2)		Beginning balance	Acquisition	Disposal	Impairment (*1)	Ending balance
Shinhan Financial Plus Co., Ltd	₩	75,000	20,000	-	-	95,000
Shinhan Life Insurance Vietnam Co., Ltd.		114,144	-	-	-	114,144
Shinhan LifeCare Co., Ltd.		20,000	-	-	-	20,000
Shinhan EZ General Insurance, Ltd.		2,113	-	(2,113)	-	-
iPIXEL Co., Ltd.(*1)		1,054	-	-	(686)	368
IMM Long-term Solution Private Equity Fund		-	34,981	-	-	34,981
Find JD Fund No.1		-	1,000	-	-	1,000
	₩	212,311	55,981	(2,113)	(686)	265,493

(*1) Equity method loss was continuously recorded since the acquisition, and an impairment loss was recognized as it fell below its cost.
(*2) The Company accounts for investments in subsidiaries and associates at acquisition cost.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. **Loans and receivables at amortized cost**

(a) Loans and receivables at amortized cost as of December 31, 2023 and 2022 are as follows:

i) Loans at amortized cost

		2023	**2022**
Mortgage loan		1,009,680	1,339,876
Credit loan	₩	2,135,903	2,352,490
Loan secured by third party guarantee		393,782	398,252
Other loan		121,200	153,800
Deferred loan loss (gain)		(194)	2,753
(Credit loan allowance)		(37,470)	(27,301)
	₩	3,622,901	4,219,870

ii) Receivables at amortized cost

		2023	**2022**
Receivables, etc.		128,706	138,946
Deposits	₩	50,565	68,804
Accrued income		942,910	838,527
(Discounted present value)		(2,618)	(3,026)
(Credit loan allowance)		(35,173)	(31,977)
	₩	1,084,390	1,011,274

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. **Loans and receivables at amortized cost (continued)**

(b) Changes in total carrying value

Changes in the carrying value of loans at amortized cost and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

i) Loans at amortized cost

		December 31, 2023						
		Retail loans			**Corporate loans**			**Total**
		12-month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12-month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	
Beginning balance	₩	812,568	56,866	9,889	3,309,105	58,743	-	4,247,171
Transfer to (from) 12-month expected credit loss		40,564	(40,531)	(33)	39,616	(39,616)	-	-
Transfer to (from) lifetime expected credit loss		(20,075)	20,222	(147)	(167,266)	167,266	-	-
Transfer to (from) impaired financial asset		(11,561)	(1,763)	13,324	-	-	-	-
Origination, collection and others		(51,200)	(10,197)	(1,579)	(541,295)	24,675	-	(579,596)
Charge off(*)		-	-	(6,629)	-	-	-	(6,629)
Disposal		-	-	(576)	-	-	-	(576)
Ending balance	₩	770,296	24,597	14,249	2,640,160	211,068	-	3,660,370

(*) The uncollected amount (principal amount) of the loans at amortized cost, which has been charged off but is still being recovered as of December 31, 2023 is ₩ 29,974 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. **Loans and receivables at amortized cost (continued)**

(b) Changes in total carrying value (continued)

Changes in the carrying value of loans at amortized cost and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows (continued):

i) Loans at amortized cost (continued)

		December 31, 2022						
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	
Beginning balance	₩	858,011	48,912	9,712	3,367,568	19,403	-	4,303,606
Transfer to (from) 12-month expected credit loss		24,058	(24,014)	(44)	-	-	-	-
Transfer to (from) lifetime expected credit loss		(38,843)	39,105	(262)	(67,886)	67,886	-	-
Transfer to (from) impaired financial asset		(5,615)	(1,225)	6,840	-	-	-	-
Origination, collection and others		(25,043)	(5,912)	(982)	9,423	(28,546)	-	(51,060)
Charge off(*)		-	-	(5,317)	-	-	-	(5,317)
Disposal		-	-	(58)	-	-	-	(58)
Ending balance	₩	812,568	56,866	9,889	3,309,105	58,743	-	4,247,171

(*) The uncollected amount (principal amount) of the loans at amortized cost, which has been charged off but is still being recovered as of December 31, 2022 is ₩ 35,708 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(b) Changes in total carrying value (continued)

Changes in the carrying value of loans at amortized cost and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows (continued):

ii) Receivables at amortized cost

		2023			
		12 month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance(*)	₩	2,489,157	2,174	36,375	2,527,706
Transfer (from) to 12 month expected credit losses		285	(285)	-	-
Transfer (from) to lifetime expected credit losses		(617)	619	(2)	-
Transfer (from) to credit- impaired financial assets		(6,072)	(9)	6,081	-
Origination, collection and others		235,581	(323)	(560)	234,698
Charge off		-	-	(1,939)	(1,939)
Ending balance(*)	₩	2,718,334	2,176	39,955	2,760,465

(*) Includes cash equivalents, the total amount of carrying value of due from banks at amortized cost.

		2022			
		12 month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance(*)	₩	3,183,177	1,455	33,854	3,218,486
Transfer (from) to 12 month expected credit losses		31	(30)	(1)	-
Transfer (from) to lifetime expected credit losses		(415)	420	(5)	-
Transfer (from) to credit- impaired financial assets		(8,119)	(5)	8,124	-
Origination, collection and others		(685,517)	334	(1,571)	(686,754)
Charge off		-	-	(4,026)	(4,026)
Ending balance(*)	₩	2,489,157	2,174	36,375	2,527,706

(*) Includes cash equivalents, the total amount of carrying value of due from banks at amortized cost.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. <u>Loans and receivables at amortized cost (continued)</u>

(c) Changes in provision for credit loss

Changes in provision for credit loss of loans at amortized cost and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

i) Loans at amortized cost

		2023						
		Retail loans			**Corporate loans**			**Total**
		12-month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12-month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	
Beginning balance	₩	9,648	2,812	7,341	5,756	1,744	-	27,301
Transfer to (from) 12-month expected credit loss		1,239	(1,211)	(28)	553	(553)	-	-
Transfer to (from) lifetime expected credit loss		(468)	488	(20)	(487)	487	-	-
Transfer to (from) impaired financial asset		(444)	(271)	715	-	-	-	-
Provision (allowance)		(1,893)	1,366	6,873	(16)	8,875	-	15,205
Collection		-	-	1,767	-	-	-	1,767
Charge off		-	-	(6,629)	-	-	-	(6,629)
Disposal		-	-	(173)	-	-	-	(173)
Others(*)		-	-	(1)	-	-	-	(1)
Ending balance	₩	8,082	3,184	9,845	5,806	10,553	-	37,470

(*) Amounts due to debt-to-equity conversion.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. **Loans and receivables at amortized cost (continued)**

(c) Changes in provision for credit loss (continued)

Changes in provision for credit loss of loans at amortized cost and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows (continued):

i) Loans at amortized cost (continued)

		2022						
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	
Beginning balance	₩	3,811	1,200	7,271	6,284	1,052	-	19,618
Transfer to (from) 12-month expected credit loss		449	(425)	(24)	-	-	-	-
Transfer to (from) lifetime expected credit loss		(111)	126	(15)	(4,089)	4,089	-	-
Transfer to (from) impaired financial asset		(104)	(95)	199	-	-	-	-
Provision (allowance)		5,603	2,006	3,258	3,561	(3,397)	-	11,031
Collection		-	-	2,051	-	-	-	2,051
Charge off		-	-	(5,317)	-	-	-	(5,317)
Disposal		-	-	(81)	-	-	-	(81)
Others(*)		-	-	(1)	-	-	-	(1)
Ending balance	₩	9,648	2,812	7,341	5,756	1,744	-	27,301

(*) Amounts due to debt-to-equity conversion.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(c) Changes in provision for credit loss (continued)

Changes in provision for credit loss of loans at amortized cost and receivables at amortized cost for the years ended December 31, 2023 and 2022 are as follows (continued):

ii) Receivables at amortized cost

		2023			
		12 month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance(*)	₩	1,523	68	31,148	32,739
Transfer (from) to 12 month expected credit losses		7	(7)	-	-
Transfer (from) to lifetime expected credit losses		(3)	5	(2)	-
Transfer (from) to credit- impaired financial assets		(66)	(1)	67	-
Provision for credit loss		(595)	17	5,289	4,711
Collection		-	-	85	85
Charge off		-	-	(1,939)	(1,939)
Ending balance(*)	₩	866	82	34,648	35,596

(*) Includes credit loss allowance for due from banks at amortized cost.

		2022			
		12 month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance(*)	₩	1,327	39	29,620	30,986
Transfer (from) to 12 month expected credit losses		2	(1)	(1)	-
Transfer (from) to lifetime expected credit losses		(22)	25	(3)	-
Transfer (from) to credit- impaired financial assets		-	(1)	1	-
Provision for credit loss		216	6	5,483	5,705
Collection		-	-	74	74
Charge off		-	-	(4,026)	(4,026)
Ending balance(*)	₩	1,523	68	31,148	32,739

(*) Includes credit loss allowance for due from banks at amortized cost.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(d) Changes in deferred loan origination costs for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	2,753	1,694
Loan origination		(2,256)	(5,682)
Amortization		(691)	6,741
Ending balance	₩	(194)	2,753

16. Lease

(a) Details of the right-of-use assets as of December 31, 2023 and 2022 are as follows:

		2023		
		Acquisition cost	**Accumulated depreciation**	**Carrying amount**
Real estate	₩	181,526	(89,361)	92,165
Vehicle		1,135	(359)	776
	₩	182,661	(89,720)	92,941

		2022		
		Acquisition cost	**Accumulated depreciation**	**Carrying amount**
Real estate	₩	181,528	(68,973)	112,555
Vehicle		1,354	(751)	603
	₩	182,882	(69,724)	113,158

(b) Changes in the right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Real estate	**Vehicle**	**Total**
Beginning balance	₩	112,555	603	113,158
Acquisition		14,290	857	15,147
Disposal		(3,286)	(281)	(3,567)
Depreciation		(31,035)	(403)	(31,438)
Substitution		(359)	-	(359)
Ending balance	₩	92,165	776	92,941

		2022		
		Real estate	**Vehicle**	**Total**
Beginning balance	₩	134,910	849	135,759
Acquisition		21,380	395	21,775
Disposal		(5,424)	(197)	(5,621)
Depreciation		(37,070)	(444)	(37,514)
Substitution		(1,241)	-	(1,241)
Ending balance	₩	112,555	603	113,158

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

16. Lease (continued)

(c) The amount recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Depreciation of right-of-use assets	₩	31,438	37,514
Interest expenses of lease liability		2,722	2,588
Expenses related to low-value lease assets		513	687
		34,673	40,789
Revenues from sublease of right-of-use assets		(320)	(193)
	₩	34,353	40,596

(d) Total cash outflows from leases for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Cash outflow of lease liability	₩	30,351	34,360
Cash outflow of low-value lease assets		513	687
	₩	30,864	35,047

(e) The estimated timing of outflow of lease liabilities as of the year ended December 31, 2023 and 2022 are as follows:

		2023		
Classification(*)		**Real estate**	**Vehicle**	**Total**
Not later than 1 month	₩	3,817	90	3,907
1 ~ 3 months		5,221	49	5,270
3 ~ 6 months		7,538	72	7,610
6 ~ 12 months		14,446	141	14,587
1 ~ 5 years		63,541	492	64,033
Later than 5 years		843	-	843
	₩	95,406	844	96,250

(*) It is classified according to the maturity section of the contracted cash flow before the discount of lease liabilities.

		2022		
Classification(*)		**Real estate**	**Vehicle**	**Total**
Not later than 1 month	₩	2,856	33	2,889
1 ~ 3 months		5,567	62	5,629
3 ~ 6 months		7,936	73	8,009
6 ~ 12 months		14,679	117	14,796
1 ~ 5 years		80,203	353	80,556
Later than 5 years		3,502	-	3,502
	₩	114,743	638	115,381

(*) It is classified according to the maturity section of the contracted cash flow before the discount of lease liabilities.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

17. Property and equipment

(a) Details of property and equipment as of December 31, 2023 and 2022 are as follows:

		2023			
		Acquisition cost	**Accumulated depreciation**	**Accumulated impairment**	**Carrying value**
Land	₩	12,877	-	-	12,877
Buildings		36,898	(8,810)	(8,389)	19,699
Structure		3,894	(2,541)	(614)	739
Rental property(*)		40,821	(25,696)	-	15,125
Equipment(*)		114,984	(87,391)	-	27,593
Other assets		89	-	-	89
	₩	209,563	(124,438)	(9,003)	76,122

(*) The accumulated depreciation of the rental property and equipment includes the amount related to government subsidies.

		2022			
		Acquisition cost	**Accumulated depreciation**	**Accumulated Impairment**	**Carrying amount**
Land	₩	12,877	-	-	12,877
Buildings		36,828	(8,256)	(7,088)	21,484
Structure		3,894	(2,405)	(506)	983
Rental property (*)		39,685	(25,830)	-	13,855
Equipment (*)		113,172	(81,095)	-	32,077
Other assets		140	-	-	140
	₩	206,596	(117,586)	(7,594)	81,416

(*) The accumulated depreciation of the rental property and equipment includes the amount related to government subsidies.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

17. **Property and equipment (continued)**

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

		Beginning balance	Acquisition	Disposal	Other changes (*)	Impairment loss	Deprecia-tion	Ending balance
					2023			
Land	₩	12,877	-	-	-	-	-	12,877
Buildings		21,484	70	-	-	(1,301)	(554)	19,699
Structure		983	-	-	-	(109)	(135)	739
Rental property		13,855	8,791	(1,742)	-	-	(5,779)	15,125
Equipment		32,077	6,824	(431)	781	-	(11,658)	27,593
Other assets		140	730	-	(781)	-	-	89
	₩	81,416	16,415	(2,173)	-	(1,410)	(18,126)	76,122

(*) Assets under construction have been replaced to equipment.

		Beginning balance	Acquisition	Disposal	Other changes (*)	Depreciation	Ending balance
					2022		
Land	₩	12,877	-	-	-	-	12,877
Buildings		21,962	74	-	-	(552)	21,484
Structure		1,118	-	-	-	(135)	983
Rental property		17,836	1,600	(473)	-	(5,108)	13,855
Equipment		37,784	4,644	(350)	2,984	(12,985)	32,077
Other assets		2,146	965	(61)	(2,910)	-	140
	₩	93,723	7,283	(884)	74	(18,780)	81,416

(*) Assets under construction have been replaced to equipment.

(c) As of December 31, 2023, there are no property and equipment provided as collateral.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

18. Intangible assets

(a) Details of intangible assets as of December 31, 2023 and 2022 are as follows:

		2023				2022			
		Acquisi-tion cost	Accum-ulated amortiz-ation	Accum-ulated - impairment loss	Carry-iyng amount	Acquisi-tion costs	Accum-ulated amortiz-ation	Accum-ulated - impairment loss	Carry-iyng amount
Development cost(*)	₩	463,371	(282,677)	(1,001)	179,693	448,612	(226,006)	-	222,606
Software(*)		125,620	(95,723)	-	29,897	120,050	(84,644)	-	35,406
Membership		9,086	-	(729)	8,357	6,602	-	(627)	5,975
Others		17,507	(52)	-	17,455	5,313	-	-	5,313
	₩	615,584	(378,452)	(1,730)	235,402	580,577	(310,650)	(627)	269,300

(*) Acquisition cost and accumulated amortization of development cost and software include government subsidies.

(b) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

		2023						
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair-ment loss	Amortiza-tion	Ending balance
Development cost	₩	222,606	5,057	(1,887)	12,946	(1,001)	(58,028)	179,693
Software		35,406	4,643	(12)	1,199	-	(11,339)	29,897
Membership		5,975	3,133	(638)	-	(113)	-	8,357
Others		5,313	26,288	-	(14,145)	-	(1)	17,455
	₩	269,300	39,121	(2,537)	-	(1,114)	(69,368)	235,402

(*) Amount of replacement of intangible assets under development as development cost, software, and property and equipment.

		2022						
		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair-ment loss	Amortiza-tion	Ending balance
Development cost	₩	52,425	5,088	(108)	209,982	-	(44,781)	222,606
Software		22,193	2,167	(126)	21,579	-	(10,407)	35,406
Membership		6,588	-	(600)	-	(13)	-	5,975
Others		133,446	104,220	(717)	(231,635)	-	(1)	5,313
	₩	214,652	111,475	(1,551)	(74)	(13)	(55,189)	269,300

(*) Amount of replacement of intangible assets under development as development cost, software, and property and equipment.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

19. **Insured assets**

Details of insurance subscriptions for cash, securities and property and equipment of the Company as of the December 31, 2023 are as follows:

Insurance type	Insured assets	Insurance company	Amount covered	
			2023	2022
Comprehensive insurance for financial institutions	Electronic financial transaction	Meritz Fire & Marine Insurance Co., Ltd. etc. ₩	500	500
Comprehensive property insurance	Comprehensive property risk Mechanical risk, general liability risk	Samsung Fire & Marine Insurance Co., Ltd, etc.	106,450	126,933
Executive Liability Insurance	Directors and officers	Meritz Fire & Marine Insurance Co., Ltd.	50,000	50,000
Other insurance 1	Personal information leakage	Meritz Fire & Marine Insurance Co., Ltd., etc.	5,000	5,000
Other insurance 2	Cash, securities	MG Non-life Insurance Co., Ltd.	540	480
Other insurance 3	Elevator accident	Samsung Fire & Marine Insurance Co., Ltd.	90	-
		₩	162,580	182,913

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

20. Investment properties

(a) Details of investment properties as of December 31, 2023 and 2022 are as follows:

		2023			2022		
		Acquisition cost	Accumulated depreciation	Book value	Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	6,032	-	6,032	6,032	-	6,032
Buildings		10,649	(2,284)	8,365	10,649	(2,071)	8,578
	₩	16,681	(2,284)	14,397	16,681	(2,071)	14,610

(b) Changes in investment properties for the years ended December 31, 2023 and 2022 are as follows:

		2023		
		Beginning balance	Depreciation	Ending balance
Land	₩	6,032	-	6,032
Buildings		8,578	(212)	8,365
	₩	14,610	(212)	14,397

		2022		
		Beginning balance	Depreciation	Ending balance
Land	₩	6,032	-	6,032
Buildings		8,790	(212)	8,578
	₩	14,822	(212)	14,610

(c) Income and expenses on investment property for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Rental income	₩	758	1,152
Direct operating expenses for investment properties that generated rental income		212	212

(d) Fair value measurement

The fair value of investment property as of December 31, 2023 and 2022 are as follows:

		2023	2022
Land	₩	16,320	7,386
Buildings		16,320	10,286
	₩	32,640	17,672

The fair value of an investment property is determined by the value measured by an independent assessment agency that has recently assessed a similar property in the area of the investment property being assessed, which is classified as Level 3 fair value based on inputs used in the valuation technique.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives

(a) Notional amount of derivatives instruments as of December 31, 2023 and 2022 are as follows:

		2023	2022
Currency related derivatives:			
Exchange traded:			
Currency futures	₩	768,905	606,042
Over the counter:			
Currency forward		-	65,553
Equity related derivatives:			
Exchange traded:			
Equity futures		269,160	874,321
Over the counter:			
Equity options		384,417	337,543
Interest rate related derivatives:			
Exchange traded:			
Interest rate futures		99,325	140,198
Other derivatives:			
Exchange traded:			
Commodity futures			
		5,780	6,397
		1,527,587	2,030,054
Hedges:			
Fair value hedges:			
Currency forward		314,757	106,908
Cash flow hedges:			
Currency forward		1,497,561	1,105,080
Currency swaps		2,816,192	2,527,226
Interest rate forward		1,681,185	1,574,675
		6,309,695	5,313,889
	₩	7,837,282	7,343,943

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(b) Fair value

The fair values of derivatives held as of December 31, 2023 and 2022 are as follows:

		2023		2022	
		Assets	**Liabilities**	**Assets**	**Liabilities**
Currency related derivatives:					
Exchange traded:					
Currency futures	₩	30	-	2	-
Over the counter:					
Currency forward		-	-	3,066	1,148
Equity related derivatives:					
Exchange traded:					
Stock futures		763	39	16	1,132
Over the counter:					
Stock options		4,625	-	1,573	-
Equity related derivatives:					
Exchange traded:					
Commodity futures					
		78	69	119	75
		5,496	108	4,776	2,355
Hedges:					
Fair value hedges:					
Currency forward		2,186	764	2,020	126
Cash flow hedges:					
Currency forward		20,762	36,686	26,167	42,577
Currency swaps		38,417	96,487	53,565	65,998
Interest rate forward		49,517	105,895	5,546	209,522
		110,882	239,832	87,298	318,223
	₩	116,378	239,940	92,074	320,578

(c) Gains or losses related to derivatives for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Gain related to derivatives			
Gain on trading	₩	121,323	163,521
Gain on valuation		26,176	88,892
		147,499	252,413
Loss related to derivatives			
Loss on trading		201,878	295,939
Loss on valuation		99,444	91,748
	₩	301,322	387,687

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(d) Gains and losses on valuation of derivatives

Details of valuation gains and losses of derivatives for the years ended December 31, 2023 and 2022 are as follows:

		2022		Accumulated other comprehensive income (*)
		Profit or loss		
		Valuation gain	**Valuation loss**	
Currency related derivatives:				
Exchange traded:				
Currency futures	₩	30	-	-
Equity related derivatives:				
Exchange traded:				
Equity futures		763	39	-
Over the counter:				
Equity options		1,295	879	-
Other derivatives:				
Exchange traded:				
Commodity futures		77	69	-
	₩	2,165	987	-
Hedges:				
Fair value hedges:				
Currency forward		2,186	1,151	-
Cash flow hedges:				
Currency forward		14,818	15,648	3,098
Currency swaps		6,858	79,377	7,019
Interest rate forward		149	2,281	148,331
		24,011	98,457	158,448
	₩	26,176	99,444	158,448

(*) The accumulated other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the tax effect.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(d) Gains and losses on valuation of derivatives (continued)

Details of valuation gains and losses of derivatives for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022		
		Profit or loss		**Accumulated other comprehensive income (*)**
		Valuation gain	**Valuation loss**	
Currency related derivatives:				
Over the counter:				
Currency forward	₩	2,636	1,148	-
Equity related derivatives:				
Over the counter:				
Equity options		44	943	-
		2,680	2,091	-
Hedges:				
Fair value hedges:				
Currency forward		1,801	126	-
Cash flow hedges:				
Currency forward		23,481	38,295	16,212
Currency swaps		60,486	45,003	51,804
Interest rate forward		444	6,233	(191,161)
		86,212	89,657	(123,145)
	₩	88,892	91,748	(123,145)

(*) The accumulated other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the tax effect.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(e) Gains or losses related to hedge

i) The amounts recognized in profit or loss due to the ineffectiveness of the hedge in fair value hedges for the years ended December 31, 2023 and 2022 are as follows:

Fair value hedge		December 31, 2023		
		Fair value hedge designated gains or losses (hedge item)	Fair value hedge designated gains or losses (hedging instrument)	Ineffective portion of hedge recognized at profit or loss (*)
Foreign currency translation risk	₩	1,566	(1,977)	(411)

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

Fair value hedge		December 31, 2022		
		Fair value hedge designated gains or losses (hedge item)	Fair value hedge designated gains or losses (hedging instrument)	Ineffective portion of hedge recognized at profit or loss (*)
Foreign currency translation risk	₩	23,639	(22,389)	1,250
Stock volatility risk		(8,306)	8,175	(131)
	₩	15,333	(14,214)	1,119

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

ii) The amounts and the accounts affecting profit or loss and other comprehensive income due to the ineffectiveness of the hedge in cash flow hedges for the years ended December 31, 2023 and 2022 are as follows:

Cash flow hedge		December 31, 2023		
		Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)	Ineffective portion of hedge recognized at profit or loss (*2)	Amount reclassified from cash flow hedge reserves to profit or loss
Interest rate risk	₩	148,331	(2,132)	-
Foreign currency translation risk		10,117	(5,466)	(112,246)
Discontinuation of Hedging (*3)		(14,659)	-	14,659
	₩	143,789	(7,598)	(97,587)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.

(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item.

(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has expired as of December 31, 2023.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(e) Gains or losses related to hedge (continued)

ii) The amounts and the accounts affecting profit or loss and other comprehensive income due to the ineffectiveness of the hedge in cash flow hedges for the years ended December 31, 2023 and 2022 are as follows (continued):

Cash flow hedge		Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)	Ineffective portion of hedge recognized at profit or loss (*2)	Amount reclassified from cash flow hedge reserves to profit or loss
		December 31, 2022		
Interest rate risk	₩	(191,161)	(5,788)	-
Foreign currency translation risk		68,016	(10,846)	(68,971)
Discontinuation of Hedging (*3)		(9,270)	-	9,270
	₩	(132,415)	(16,634)	(59,701)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.
(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item
(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has expired as of December 31, 2023.

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity

i) Hedging purpose and strategy

The Company trades derivative instruments to avoid exchange risk and interest rate risk and share price fluctuation risk arising from the assets of the Company. The Company applies fair value hedge accounting using currency forward, currency swap, and stock futures to avoid fair value changes due to exchange rate and stock price changes of foreign currency beneficiary certificates and bonds. The Company also applies cash flow hedge accounting using currency forward, currency swap and interest rate forward to avoid cash flow volatility caused by exchange rate and interest rate changes of foreign currency bonds and structured deposits, as well as bonds in won.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity (continued)

ii) Average hedge ratio

The nominal amount of the hedging instrument and the average hedge ratio for the years ended December 31, 2023 and 2022 are as follows:

		2023						
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest rate risk								
- Nominal amount of hedging instrument	₩	202,945	18,144	815,507	361,589	283,000	-	1,681,185
- Average price		2.27%	2.38%	2.53%	3.42%	3.66%	-	
- Average hedge ratio		100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%
Foreign currency risk(*)								
- Nominal amount of hedging instrument	₩	1,223,220	876,204	655,262	766,337	1,080,163	27,324	4,628,510
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(*) The average exchange rate of the hedging instrument is 1,231.12 USD/KRW, 1,381.85 EUR/KRW, 1,484.00 GBP/KRW, 858.03 AUD/KRW, 126.81 SEK/KRW.

		2022						
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest rate risk								
- Nominal amount of hedging instrument	₩	176,490	202,945	18,144	815,507	361,589	-	1,574,675
- Average price		4.03%	2.28%	2.38%	2.53%	3.42%	-	
- Average hedge ratio		100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%
Foreign currency risk(*)								
- Nominal amount of hedging instrument	₩	1,192,721	762,612	622,762	388,741	772,378	-	3,739,214
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%

(*) The average exchange rate of the hedging instrument is 1,201.46 USD/KRW, 1,340.75 EUR/KRW, 1,484.00 GBP/KRW, 827.83 AUD/KRW, 126.42 SEK/KRW.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity (continued)

iii) The impact of hedging instrument on statement of financial position, statement of comprehensive income, statement of changes in equity designated as of December 31, 2023 and 2022.

Classification		Nominal amount	Carrying value		Fair value changes during the period
			Asset	**Liability**	
Fair value hedge	Currency forward	₩ 314,756	2,186	764	1,035
Cash flow hedge	Interest rate forward	1,681,185	49,517	105,895	144,167
	Currency swap	2,816,192	38,417	96,487	(63,424)
	Currency forward	₩ 1,497,561	20,762	36,686	3,880

2023

Classification		Nominal amount	Carrying value		Fair value changes during the period
			Asset	**Liability**	
Fair value hedge	Currency forward	₩ 106,908	2,020	126	1,675
Cash flow hedge	Interest rate forward	1,574,675	5,546	209,522	(196,949)
	Currency swap	2,527,226	53,565	65,998	65,909
	Currency forward	₩ 1,105,080	26,167	42,577	519

iv) The impact of hedged item on statement of financial position, statement of comprehensive income, statement of changes in equity designated as of December 31, 2023 and 2022.

2023

Classification		Carrying value		Accumulated adjustments for fair value hedge		FV changes during the period	Cash flow hedge reserves
		Asset	**Liability**	**Asset**	**Liability**		
Fair value hedge	Foreign exchange risk: Securities in foreign currencies	₩ 337,182	-	-	-	1,445	-
Cash flow hedge	Interest rate risk: bonds in won and in foreign currencies	641,750	-	-	-	-	9,401
	Foreign exchange risk: bonds and loans in foreign currencies	₩ 3,367,726	-	-	-	67,884	50,627

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

21. Derivatives (continued)

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity (continued)

iv) The impact of hedged item on statement of financial position, statement of comprehensive income, statement of changes in equity designated as of December 31, 2023 and 2022 (continued).

		2022					
		Carrying value		Accumulated adjustments for fair value hedge		FV changes during the period	Cash flow hedge reserves
Classification		Asset	Liability	Asset	Liability		
Fair value hedge	Foreign exchange risk: Securities in foreign currencies	₩ 102,113	-	-	-	(1,111)	-
Cash flow hedge	Interest rate risk: bonds in won and in foreign currencies	475,027	-	-	-	-	(124,271)
	Foreign exchange risk: bonds and loans in foreign currencies	₩ 2,821,186	-	-	-	(11,515)	40,510

(g) As of December 31, 2023, due from banks restricted on the use of derivative trading is ₩ 72,150 million (₩62,099 as of December 31, 2022). Of these, there is ₩ 31,309 million restricted on use, deposited at Shinhan Securities Co., Ltd., a related party as of December 31, 2023.

(h) For the year ended December 31, 2023, financial assets of ₩500,445million (₩429,046 million as of December 31, 2022) are provided as collateral to financial institutions such as Samsung Futures Co., Ltd. for derivatives transactions. Of these, the collateral amount provided to the related party, Shinhan Securities Co., Ltd. and Shinhan bank Co., Ltd. is ₩47,724 and ₩7,203 million, respectively.

22. Other assets

Other assets as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Prepaid expense	₩	9,887	11,116
Prepayments		792	-
Others		15	21
	₩	10,694	11,137

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

23. Secured Assets

The assets provided as collateral as of December 31, 2023 and 2022 are as follows:

		2023	2022	Reason for provision of collateral
Securities at fair value through profit or loss	₩	132,226	87,032	Variable annuity funds substitute securities
Securities at fair value through other comprehensive income		294,262	674,011	Derivatives, overdraft
Securities at amortized cost		82,252	107,942	Derivatives, overdraft, compensation joint fund
Investment property		-	624	Settlement of mortgage loan
	₩	508,740	869,609	

24. Insurance contract liabilities

(a) The carrying amount of insurance contract liabilities as of December 31, 2023 and 2022, is as follows:

		2023	2022
Life	₩	14,357,124	11,901,873
Health		5,194,258	4,826,768
Pension savings		20,752,206	21,310,846
Variable insurance		5,225,398	4,887,676
Total	₩	45,528,986	42,927,163

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities(continued)

(b) As of December 31, 2023, and December 31, 2022, and the beginning of 2022, the Company applied the following assumptions for estimating future cash flows for the contracts held, along with the basis for their determination.

Classification	Assumptions			Measurement basis
	Dec 31, 2023	Dec 31, 2022	Jan 1, 2022	
Surrender ratio	0%~73.78%	0%~78%	0%~78%	The ratio of surrender contract amount to the maintained contract amount, calculated based on recent 5-year experience statistics, by premium payment type, product group, interest rate category, channel, and duration.
Loss ratio	17% ~ 756%	9% ~ 771%	11% ~ 833%	- Other than general mortality: the ratio of accident insurance premiums to on-level risk insurance premiums by risk security and elapsed period based on the last five years' experience statistics - General mortality: the ratio of actual mortality to expected mortality rate by risk security and elapsed period based on the last five years' experience statistics
Expense ratio	-	-	-	The company utilizes a business plan (budget) incorporating future expense policies based on statistical data from the past year or more. This plan is used to calculate unit costs such as lapse rates, agent commissions, new/retained contract counts, new/continuing premiums, reserve funds, etc.
Discount rate	3.75% ~ 4.80%	4.38% ~ 5.17%	1.55% ~ 4.95%	Financial Supervisory Service disclosure standard interest rate term structure.
The confidence level for the risk adjustment regarding non-financial risks	75%	75%	75%	The risk adjustment is calculated as the portion exceeding the probability-weighted average of the present value of future cash flows at the 75%, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities (continued)

(c) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied:

		2023			
		Liability for remaining coverage		**Liability for incurred claims**	**Total**
		Excluding loss component	**Loss component**		
Opening balance:					
Insurance contract liabilities	₩	40,714,354	402,680	1,809,940	42,926,974
Insurance revenue:					
Contracts under the modified retrospective approach		(554,687)	-	-	(554,687)
Contracts under the fair value approach		(1,672,506)	-	-	(1,672,506)
Other contracts		(401,540)	-	-	(401,540)
		(2,628,733)	-	-	(2,628,733)
Insurance service expenses:					
Incurred claims and other insurance service expenses		-	-	1,542,097	1,542,097
Adjustments to liabilities for incurred claims		-	-	11,529	11,529
Losses and reversals of losses on onerous contracts		-	41,393	-	41,393
Amortization of insurance acquisition cash flows		256,378	-	-	256,378
Experience adjustments to insurance acquisition cash flows that are not related to future service		(25,768)	-	-	(25,768)
Others		143	(16,549)	-	(16,406)
		230,753	24,844	1,553,626	1,809,223
Investment components and premium refunds		(5,281,435)	-	5,281,435	-
Insurance finance income or expenses recognized in:					
Profit or loss		2,070,718	2,611	62,857	2,136,186
Other comprehensive income		2,942,875	3,439	1,172	2,947,486
		5,013,593	6,050	64,029	5,083,672
Cash flows:					
Premiums received		6,196,635	-	-	6,196,635
Insurance acquisition cash flows		(977,431)	-	-	(977,431)
Claims and other insurance service expenses paid		(452)	-	(1,525,997)	(1,526,449)
Investment components received (paid) and premium refunds		-	-	(5,355,137)	(5,355,137)
		5,218,752	-	(6,881,134)	(1,662,382)
Other changes		5	(5)	-	-
Closing balance:					
Insurance contract liabilities	₩	43,267,289	433,569	1,827,896	45,528,754

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities (continued)

(c) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts other than those to which the premium allocation approach has been applied:(continued)

		2022			
		Liability for remaining coverage		Liability for incurred claims	Total
		Excluding loss component	Loss component		
Opening balance:					
Insurance contract liabilities	₩	48,414,390	346,204	1,861,002	50,621,596
Insurance revenue:					
Contracts under the modified retrospective approach		(646,221)	-	-	(646,221)
Contracts under the fair value approach		(1,690,331)	-	-	(1,690,331)
Other contracts		(132,798)	-	-	(132,798)
		(2,469,350)	-	-	(2,469,350)
Insurance service expenses:					
Incurred claims and other insurance service expenses		-	-	1,483,063	1,483,063
Adjustments to liabilities for incurred claims		-	-	(37,056)	(37,056)
Losses and reversals of losses on onerous contracts		-	77,951	-	77,951
Amortization of insurance acquisition cash flows		206,846	-	-	206,846
Experience adjustments to insurance acquisition cash flows that are not related to future service		(4,359)	-	-	(4,359)
Others		843	(14,929)	-	(14,086)
		203,330	63,022	1,446,007	1,712,359
Investment components and premium refunds		(5,790,725)	-	5,790,725	-
Insurance finance income or expenses recognized in:					
Profit or loss		712,675	(768)	58,382	770,289
Other comprehensive income		(6,389,969)	(5,704)	(4,093)	(6,399,766)
		(5,677,294)	(6,472)	54,289	(5,629,477)
Cash flows:					
Premiums received		6,875,624	-	-	6,875,624
Insurance acquisition cash flows		(841,326)	-	-	(841,326)
Claims and other insurance service expenses paid		(369)	-	(1,468,413)	(1,468,782)
Investment components received (paid) and premium refunds		-	-	(5,873,670)	(5,873,670)
		6,033,929	-	(7,342,083)	(1,308,154)
Other changes		74	(74)	-	-
Closing balance:					
Insurance contract liabilities	₩	40,714,354	402,680	1,809,940	42,926,974

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities (continued)

(d) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts measured under the premium allocation approach:

		2023			
			Liability for incurred claims		
		Liability for remaining coverage	**Estimates of present value of future cash flows**	**Risk adjustment for non-financial risk**	**Total**
Opening balance:					
Insurance contract liabilities	₩	33	146	10	189
Insurance revenue		(406)	-	-	(406)
Insurance service expenses:					
Incurred claims and other insurance service expenses		33	842	4	879
Adjustments to liabilities for incurred claims		-	(3)	(7)	(10)
Losses and reversals of losses on onerous contracts		23	-	-	23
		56	839	(3)	892
Investment components and premium refunds		(9)	9	-	-
Insurance finance income or expenses recognized in:					
Profit or loss		-	4	-	4
Other comprehensive income		-	2	-	2
		-	6	-	6
Cash flows:					
Premiums received		457	-	-	457
Insurance acquisition cash flows		(33)	-	-	(33)
Claims and other insurance service expenses paid		-	(864)	-	(864)
Investment components received (paid) and premium refunds		-	(9)	-	(9)
		424	(873)	-	(449)
Closing balance:					
Insurance contract liabilities	₩	98	127	7	232

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities (continued)

(d) Reconciliation from the opening to the closing balances of the liability for remaining coverage and the liability for incurred claims is as follows – Contracts measured under the premium allocation approach:(continued)

		2022			
			Liability for incurred claims		
		Liability for remaining coverage	**Estimates of present value of future cash flows**	**Risk adjustment for non-financial risk**	**Total**
Opening balance:					
Insurance contract liabilities	₩	219	348	23	590
Insurance revenue		(349)	-	-	(349)
Insurance service expenses:					
Incurred claims and other insurance service expenses		791	438	5	1,234
Adjustments to liabilities for incurred claims		-	(136)	(18)	(154)
Losses and reversals of losses on onerous contracts		(178)	-	-	(178)
		613	302	(13)	902
Investment components and premium refunds		(2)	2	-	-
Insurance finance income or expenses recognized in:					
Profit or loss		-	3	-	3
Other comprehensive income		-	(1)	-	(1)
		-	2	-	2
Cash flows:					
Premiums received		343	-	-	343
Insurance acquisition cash flows		(791)	-	-	(791)
Claims and other insurance service expenses paid		-	(506)	-	(506)
Investment components received (paid) and premium refunds		-	(2)	-	(2)
		(448)	(508)	-	(956)
Closing balance:					
Insurance contract liabilities	₩	33	146	10	189

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities (continued)

(e) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied:

		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contracts under modified retrospective approach	Contracts under fair value approach	Other contracts	Subtotal	Total
				Contractual service margin (CSM)				
Opening balance:								
Insurance contract liabilities	₩	34,850,352	1,151,709	2,344,826	3,885,156	694,931	6,924,913	42,926,974
Changes that relate to future service:								
Changes in estimates that adjust the CSM		285,110	(84,264)	(298,984)	274,674	(176,536)	(200,846)	-
Changes in estimates that do not adjust the CSM		30,079	(4,204)	-	-	-	-	25,875
Contracts initially recognized in the period		(991,532)	105,273	-	-	901,777	901,777	15,518
		(676,343)	16,805	(298,984)	274,674	725,241	700,931	41,393
Changes that relate to current service:								
CSM recognized for services provided		-	-	(206,316)	(331,639)	(158,870)	(696,825)	(696,825)
Change in risk adjustment		-	(101,283)	-	-	-	-	(101,283)
Experience adjustments		(74,324)	-	-	-	-	-	(74,324)
		(74,324)	(101,283)	(206,316)	(331,639)	(158,870)	(696,825)	(872,432)
Changes that relate to past service:								
Adjustments to liabilities for incurred claims		21,944	(10,415)	-	-	-	-	11,529
Insurance finance income or expenses recognized in:								
Profit or loss		1,853,897	42,583	66,968	125,139	47,599	239,706	2,136,186
Other comprehensive income		2,895,351	52,135	-	-	-	-	2,947,486
		4,749,248	94,718	66,968	125,139	47,599	239,706	5,083,672
Cash flows:								
Premiums received		6,196,635	-	-	-	-	-	6,196,635
Insurance acquisition cash flows		(977,431)	-	-	-	-	-	(977,431)
Claims and other insurance service expenses paid		(1,526,449)	-	-	-	-	-	(1,526,449)
Investment components received (paid) and premium refunds		(5,355,137)	-	-	-	-	-	(5,355,137)
		(1,662,382)	-	-	-	-	-	(1,662,382)
Closing balance:								
Insurance contract liabilities	₩	37,208,495	1,151,534	1,906,494	3,953,330	1,308,901	7,168,725	45,528,754

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. <u>**Insurance contract liabilities (continued)**</u>

(e) Reconciliation from the opening to the closing balances of insurance contract liability analyzed by components is as follows – Contracts other than those to which the premium allocation approach has been applied: (continued)

		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	2022 Contractual service margin (CSM)				
				Contracts under modified retrospective approach	Contracts under fair value approach	Other contracts	Subtotal	Total
Opening balance:								
Insurance contract liabilities	₩	42,860,165	1,273,127	2,734,701	3,753,603	-	6,488,304	50,621,596
Changes that relate to future service:								
Changes in estimates that adjust the CSM		(128,163)	7,281	(222,064)	367,676	(24,730)	120,882	-
Changes in estimates that do not adjust the CSM		10,144	(808)	-	-	-	-	9,336
Contracts initially recognized in the period		(792,097)	106,962	-	-	753,751	753,751	68,616
		(910,116)	113,435	(222,064)	367,676	729,021	874,633	77,952
Changes that relate to current service:								
CSM recognized for services provided		-	-	(254,262)	(361,097)	(50,830)	(666,189)	(666,189)
Change in risk adjustment		-	(109,296)	-	-	-	-	(109,296)
Experience adjustments		(22,402)	-	-	-	-	-	(22,402)
		(22,402)	(109,296)	(254,262)	(361,097)	(50,830)	(666,189)	(797,887)
Changes that relate to past service:								
Adjustments to liabilities for incurred claims		(27,065)	(9,991)	-	-	-	-	(37,056)
Insurance finance income or expenses recognized in:								
Profit or loss		504,923	37,201	86,451	124,974	16,740	228,165	770,289
Other comprehensive income		(6,246,999)	(152,767)	-	-	-	-	(6,399,766)
		(5,742,076)	(115,566)	86,451	124,974	16,740	228,165	(5,629,477)
Cash flows:								
Premiums received		6,875,624	-	-	-	-	-	6,875,624
Insurance acquisition cash flows		(841,326)	-	-	-	-	-	(841,326)
Claims and other insurance service expenses paid		(1,468,782)	-	-	-	-	-	(1,468,782)
Investment components received (paid) and premium refunds		(5,873,670)	-	-	-	-	-	(5,873,670)
		(1,308,154)	-	-	-	-	-	(1,308,154)
Closing balance:								
Insurance contract liabilities	₩	34,850,352	1,151,709	2,344,826	3,885,156	694,931	6,924,913	42,926,974

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. **Insurance contract liabilities (continued)**

(f) An analysis of insurance contract initially recognized during the periods ended December 31, 2023 and 2022 is as follows – Contracts other than those to which the premium allocation approach has been applied:

		2023				
	Present value estimate of future cash outflows		**Present value estimate of future cash inflows**	**Risk adjustment non-financial risks**	**Contractual service margin**	**Total**
	Other than Insurance acquisition cash flow amount	**Insurance acquisition cash flow amount**				
Insurance contract initially recognized						
Other than onerous group of contracts	₩ 2,789,323	975,692	(4,765,475)	98,683	901,777	-
Onerous group of contracts	153,296	63,306	(207,674)	6,590	-	15,518
	₩ 2,942,619	1,038,998	(4,973,149)	105,273	901,777	15,518

		2022				
	Present value estimate of future cash outflows		**Present value estimate of future cash inflows**	**Risk adjustment non-financial risks**	**Contractual service margin**	**Total**
	Other than Insurance acquisition cash flow amount	**Insurance acquisition cash flow amount**				
Insurance contract initially recognized						
Other than onerous group of contracts	₩ 2,314,596	783,758	(3,948,951)	96,846	753,751	-
Onerous group of contracts	705,278	120,272	(767,050)	10,116	-	68,616
	₩ 3,019,874	904,030	(4,716,001)	106,962	753,751	68,616

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

24. Insurance contract liabilities (continued)

(g) An analysis of the expected recognition of the contract service margin remaining as of December 31, 2023 and 2022 in profit or loss is as follows – Contracts other than those to which the premium allocation approach has been applied:

		2023				
		Less than 1 year	**1~2 years**	**2~5 years**	**5~10 years**	**More than 10 years**	**Total**
Insurance contract liabilities	₩	669,071	576,516	1,378,934	1,586,009	2,958,195	7,168,725

		2022				
		Less than 1 year	**1~2 years**	**2~5 years**	**5~10 years**	**More than 10 years**	**Total**
Insurance contract liabilities	₩	617,152	541,075	1,307,097	1,523,732	2,935,857	6,924,913

(h) As of December 31, 2023 and as of December 31, 2022, the composition and fair value amounts of the underlyngitems of insurance contracts with direct participation features are as follows.

		2023	**2022**
Cash and due from banks at amortized cost	₩	322,933	381,923
Financial assets at fair value through profit or loss		3,934,491	3,831,526
Loans and receivables at amortized cost		66,790	44,319
Derivatives		674	(961)
Others		81,468	79,950
	₩	4,406,356	4,336,757

(*) The book value of financial assets (liabilities) for variable life insurance was ₩ 5,940,453 million as of December 31, 2023, and ₩ 5,695,788 million as of December 31, 2022, respectively.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. <u>**Reinsurance contract assets (liabilities)**</u>

(a) The carrying amount of reinsurance contract assets (liabilities) as of December 31, 2023, and 2022 is as follows:

		2023			
		Life	**Health**	**Combined**	**Total**
Reinsurance contract assets	₩	-	-	62,815	62,815
Reinsurance contract liabilities		(27,045)	(66,075)	-	(93,120)
Net reinsurance contract assets (liabilities)	₩	(27,045)	(66,075)	62,815	(30,305)

		2022			
		Life	**Health**	**Combined**	**Total**
Reinsurance contract assets	₩	-	-	59,017	59,017
Reinsurance contract liabilities		(24,661)	(38,109)	-	(62,770)
Net reinsurance contract assets (liabilities)	₩	(24,661)	(38,109)	59,017	(3,753)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. **Reinsurance contract assets (liabilities)(continued)**

(b) Reconciliation from the opening to the closing balances of the net assets (liabilities) for remaining coverage componentsand the assets for incurred claims recoverable is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2023			
		Remaining coverage component			
		Excluding loss recovery component	**Loss recovery component**	**Incurred claims component**	**Total**
Opening balance:					
Reinsurance contract assets	₩	8,452	5,237	45,328	59,017
Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)
Net assets (liabilities)		(97,795)	27,899	66,143	(3,753)
Reinsurance revenue:					
Recoveries on incurred claims and other incurred reinsurance service expenses		-	-	72,625	72,625
Changes in expected recoveries on past claims		-	-	(32,150)	(32,150)
Recognition and reversal of loss recovery component		-	1,383	-	1,383
Others		-	(1,498)	-	(1,498)
		-	(115)	40,475	40,360
Reinsurance service expenses:					
Reinsurance contracts under the fair value approach		(52,637)	-	-	(52,637)
Other reinsurance contracts		(18,994)	-	-	(18,994)
		(71,631)	-	-	(71,631)
Investment components and reinsurance premium refunds		(152,684)	-	152,684	-
Reinsurance finance income and expenses recognized in:					
Profit or loss		(2,157)	29	1,264	(864)
Other comprehensive income		(28,776)	384	117	(28,275)
		(30,933)	413	1,381	(29,139)
Cash flows:					
Reinsurance premiums paid		229,288	-	-	229,288
Recoveries from reinsurance		-	-	(43,378)	(43,378)
Investment components received and reinsurance premium refunds		-	-	(152,052)	(152,052)
		229,288	-	(195,430)	33,858
Closing:					
Reinsurance contract assets		19,436	5,055	38,324	62,815
Reinsurance contract liabilities		(143,191)	23,142	26,929	(93,120)
Net assets (liabilities)	₩	(123,755)	28,197	65,253	(30,305)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. Reinsurance contract assets (liabilities)(continued)

(b) Reconciliation from the opening to the closing balances of the net asset (liability) for remaining coverage and the assets for incurred claims recoverable is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied: (continued)

		2022			
		Remaining coverage component			
		Excluding loss recovery component	Loss recovery component	Incurred claims component	Total
Opening balance:					
Reinsurance contract liabilities	₩	(372,952)	31,825	59,364	(281,763)
Net assets (liabilities)		(372,952)	31,825	59,364	(281,763)
Reinsurance revenue:					
Recoveries on incurred claims and other incurred reinsurance service expenses		-	-	66,383	66,383
Changes in expected recoveries on past claims		-	-	(25,677)	(25,677)
Recognition and reversal of loss recovery component		-	(2,686)	-	(2,686)
Others		-	(3,037)	-	(3,037)
		-	(5,723)	40,706	34,983
Reinsurance service expenses:					
Reinsurance contracts under the fair value approach		(53,430)	-	-	(53,430)
Other reinsurance contracts		(8,898)	-	-	(8,898)
		(62,328)	-	-	(62,328)
Investment components and reinsurance premium refunds		(146,377)	-	146,377	-
Reinsurance finance income and expenses recognized in:					
Profit or loss		(1,851)	72	600	(1,179)
Other comprehensive income		45,085	1,725	(490)	46,320
		43,234	1,797	110	45,141
Cash flows:					
Reinsurance premiums paid		440,628	-	-	440,628
Recoveries from reinsurance		-	-	(35,130)	(35,130)
Investment components received and reinsurance premium refunds		-	-	(145,284)	(145,284)
		440,628	-	(180,414)	260,214
Closing:					
Reinsurance contract assets		8,452	5,237	45,328	59,017
Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)
Net assets (liabilities)	₩	(97,795)	27,899	66,143	(3,753)

(c) There have been no reinsurance contract assets (liabilities) to which the premium allocation approach has been applied for the years ended December 31, 2023 and 2022.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. Reinsurance contract assets (liabilities)(continued)

(d) Reconciliation from the opening to the closing balances of reinsurance contract asset (liability) analyzed by components is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contracts under fair value approach	Other contracts	Subtotal	Total
				Contractual service margin (CSM)			
Opening balance:							
Reinsurance contract assets	₩	(52,365)	16,522	47,210	47,650	94,860	59,017
Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)
Net assets (liabilities)		(221,190)	39,392	115,320	62,725	178,045	(3,753)
Changes that relate to future service:							
Changes in estimates that adjust the CSM		43,044	4,615	(71,098)	24,653	(46,445)	1,214
Contracts initially recognized in the period		(9,696)	1,213	-	8,653	8,653	170
		33,348	5,828	(71,098)	33,306	(37,792)	1,384
Changes that relate to current service:							
CSM recognized for services received		-	-	(8,120)	(7,244)	(15,364)	(15,364)
Change in risk adjustment		-	(2,482)	-	-	-	(2,482)
Experience adjustments		17,341	-	-	-	-	17,341
		17,341	(2,482)	(8,120)	(7,244)	(15,364)	(505)
Changes that relate to past service:							
Adjustments to incurred claims component		(31,111)	(1,039)	-	-	-	(32,150)
Reinsurance finance income or expenses recognized in:							
Profit or loss		(8,683)	1,712	3,188	2,919	6,107	(864)
Other comprehensive income		(31,970)	3,695	-	-	-	(28,275)
		(40,653)	5,407	3,188	2,919	6,107	(29,139)
Cash flows:							
Reinsurance premiums paid		229,288	-	-	-	-	229,288
Recoveries from reinsurance		(43,378)	-	-	-	-	(43,378)
Investment components received and reinsurance premium refunds		(152,052)	-	-	-	-	(152,052)
		33,858	-	-	-	-	33,858
Closing:							
Reinsurance contract assets		(26,683)	18,538	15,224	55,736	70,960	62,815
Reinsurance contract liabilities		(181,724)	28,568	24,066	35,970	60,036	(93,120)
Net assets (liabilities)	₩	(208,407)	47,106	39,290	91,706	130,996	(30,305)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. **Reinsurance contract assets (liabilities)(continued)**

(d) Reconciliation from the opening to the closing balances of reinsurance contract asset (liabilities) analyzed by components is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:(continued)

	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Contracts under fair value approach	Other contracts	Subtotal	Total
			2022			
			Contractual service margin (CSM)			
Opening balance:						
Reinsurance contract liabilities	₩ (421,703)	42,241	97,699	-	97,699	(281,763)
Net assets (liabilities)	(421,703)	42,241	97,699	-	97,699	(281,763)
Changes that relate to future service:						
Changes in estimates that adjust the CSM	(34,422)	3,218	26,001	469	26,470	(4,734)
Contracts initially recognized in the period	(68,578)	6,142	-	64,486	64,486	2,050
	(103,000)	9,360	26,001	64,955	90,956	(2,684)
Changes that relate to current service:						
CSM recognized for services received	-	-	(11,589)	(4,433)	(16,022)	(16,022)
Change in risk adjustment	-	(2,445)	-	-	-	(2,445)
Experience adjustments	19,484	-	-	-	-	19,484
	19,484	(2,445)	(11,589)	(4,433)	(16,022)	1,017
Changes that relate to past service:						
Adjustments to incurred claims component	(24,999)	(679)	-	-	-	(25,678)
Reinsurance finance income or expenses recognized in:						
Profit or loss	(8,124)	1,533	3,209	2,203	5,412	(1,179)
Other comprehensive income	56,938	(10,618)	-	-	-	46,320
	48,814	(9,085)	3,209	2,203	5,412	45,141
Cash flows:						
Reinsurance premiums paid	440,628	-	-	-	-	440,628
Recoveries from reinsurance	(35,130)	-	-	-	-	(35,130)
Investment components received and reinsurance premium refunds	(145,284)	-	-	-	-	(145,284)
	260,214	-	-	-	-	260,214
Closing:						
Reinsurance contract assets	(52,365)	16,522	47,210	47,650	94,860	59,017
Reinsurance contract liabilities	(168,825)	22,870	68,110	15,075	83,185	(62,770)
Net assets (liabilities)	₩ (221,190)	39,392	115,320	62,725	178,045	(3,753)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. Reinsurance contract assets (liabilities)(continued)

(e) An analysis of reinsurance contract initially recognized for the years ended December 31, 2023 and 2022, is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2023					
		Present value estimate of future cash outflows					
		Other than Insurance acquisition cash flow amount	**Insurance acquisition cash flow amount**	**Present value estimate of future cash inflows**	**Risk adjustment non-financial risks**	**Contractual service margin**	**Total**
Reinsurance contract initially recognized							
Other than net gain group of contract	₩	70,076	-	(60,019)	(1,063)	(9,036)	(42)
Net gain group of contract		6,322	-	(6,683)	(150)	383	(128)
	₩	76,398	-	(66,702)	(1,213)	(8,653)	(170)

		2023					
		Present value estimate of future cash outflows					
		Other than Insurance acquisition cash flow amount	**Insurance acquisition cash flow amount**	**Present value estimate of future cash inflows**	**Risk adjustment non-financial risks**	**Contractual service margin**	**Total**
Reinsurance contract initially recognized							
Other than net gain group of contract	₩	443,000	-	(371,957)	(5,557)	(65,860)	(374)
Net gain group of contract		24,043	-	(26,508)	(585)	1,374	(1,676)
	₩	467,043	-	(398,465)	(6,142)	(64,486)	(2,050)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

25. Reinsurance contract assets (liabilities)(continued)

(f) An analysis of the expected recognition of the contractual service margin remaining as of December 31, 2023 and 2022 in profit or loss is as follows – Reinsurance contracts other than those to which the premium allocation approach has been applied:

		2023				
		Less than 1 year	1~2 years	2~5 years	5~10 years	More than 10 years	Total
Reinsurance contract assets	₩	(5,256)	(4,777)	(12,166)	(15,305)	(33,456)	(70,960)
Reinsurance contract liabilities		(5,627)	(4,895)	(11,408)	(12,182)	(25,924)	(60,036)
	₩	(10,883)	(9,672)	(23,574)	(27,487)	(59,380)	(130,996)

		2022				
		Less than 1 year	1~2 years	2~5 years	5~10 years	More than 10 years	Total
Reinsurance contract assets	₩	(7,364)	(6,682)	(16,987)	(21,143)	(42,684)	(94,860)
Reinsurance contract liabilities		(7,487)	(6,495)	(15,387)	(17,968)	(35,848)	(83,185)
	₩	(14,851)	(13,177)	(32,374)	(39,111)	(78,532)	(178,045)

26. Investment contract liabilities

Investment contract liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Financial liabilities at amortized cost (*)	₩	1,831,826	2,296,401

(*) The amount is policyholders' reserve for retirement pension contracts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

27. Policyholders' equity adjustments

It requires estimating the related cash flows from dividends and measuring liabilities using discount rates that reflect assumptions and risks for participating insurance contracts, as per K-IFRS 1117.

In response to concerns regarding the discrepancy between past accounting practices under K-IFRS 1104 and the accurate representation of obligations to participating policyholders, our company has adopted the methodology prescribed in Article 4-1(2) of the Insurance Supervisory Regulations to calculate liabilities associated with potential future obligations arising from unrealized gains on assets as of the reporting period end.

Policyholders' equity adjustments are calculated in accordance with the Regulations on Supervision of Insurance Business. Details of policyholders' equity adjustments as of December 31, 2023 and 2022 are as follows:

	2023	2022
Valuation gains (losses) on securities at fair value through other comprehensive income ₩	(1,025)	(1,616)

28. Borrowings

Borrowings as of December 31, 2023 and 2022 are as follows:

Type of borrowing	Lender	Currency	Date of borrowing	Maturity date	Interest rate	As of 2023	As of 2022
RP agreement	Korea Securities Finance Corp	KRW	2022.12.16	2023.03.17	3.61%	-	10,000

29. Debentures

Debentures as of December 31, 2023 and 2022 are as follows:

Classification(*3)				2023				
	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
Subordinated bonds (no guarantee) (*1)	KRW	2023.06.09	2033.06.09	5.20%	10 years	₩	300,000	299,331

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and each unsecured subordinated bonds can be repaid on the 5th year from the date of issuance or every interest payment date thereafter.

(*2) The difference from the face amount was recorded as the present value discount.

(*3) The unsecured foreign currency subordinated bonds issued on November 30, 2018, were redeemed prematurely on November 29, 2023.

Classification(*3)				2022				
	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
Subordinated bonds (no guarantee) (*1)	KRW	2018.06.12	2028.06.12	4.03%	10 years	₩	200,000	199,946
Subordinated bonds (no guarantee) (*1)	USD	2018.11.30	2028.11.30	5.10%	10 years		443,555	443,505
						₩	643,555	643,451

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and each unsecured subordinated bonds can be repaid on the 5th year from the date of issuance or every interest payment date thereafter.

(*2) The difference from the face amount was recordedas the present value discount.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

30. Other financial liabilities

Other financial liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Account payables	₩	22,302	29,042
Accrued expense		215,159	274,768
Rental deposit		567	1,178
	₩	238,028	304,988

31. Employee benefits

(a) Defined benefit obligations and plan assets

The Company operates a defined benefit plan based on the employee's pension compensation benefits and service provision period, and trusts the plan assets to Shinhan Bank Co., Ltd.

Defined benefit obligations and plan assets as of December 31, 2023 and 2022 are as follows:

		2023	2022
Present value of defined benefit obligations	₩	121,852	121,399
Fair value of plan assets		(156,109)	(166,287)
Net defined benefit liabilities (Assets)	₩	(34,257)	(44,888)

(b) Changes in the present value of defined benefit obligation for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	121,399	144,165
Current service cost		7,784	10,025
Interest expense		6,127	4,925
Remeasurement loss (gain):		10,715	(25,987)
Demographic assumptions		-	(492)
Financial assumptions		9,539	(28,746)
Experience adjustment		1,176	3,251
Past service cost		92	8,330
Settlement		(160)	-
Salaries		(21,545)	(19,102)
Severance payment transferred to associates		(2,560)	(957)
Ending balance	₩	121,852	121,399

(c) Plan assets

Changes in the plan assets for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	166,287	176,916
Expected return		9,079	6,993
Remeasurement factors		(1,725)	(4,404)
Contributions		3,000	6,000
Benefits Paid		(20,532)	(19,218)
Ending balance	₩	156,109	166,287

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

31. Employee benefits (continued)

(d) The gains and losses related to the defined benefit plan

The gains and losses related to the defined benefit plan for the years ended December 31, 2023 and 2022 are as follows.

Classification (*1)		2023 (*2)	2022
Current service cost	₩	7,784	10,025
Interest expense		6,127	4,925
Past service cost		92	8,330
Settlement gain		(160)	-
Expected return on plan assets		(9,079)	(6,993)
	₩	4,764	16,287

(*1) Above gain and loss related to the defined benefit plan are included in operating expenses and investment management expenses. Also, for the year ended December 31, 2023, the gains and losses of ₩ 167 million (₩ 853 million for the year ended December 31, 2022) from defined benefit plan has been replaced to property and equipment, and intangible assets.
(*2) The Company disbursed employee severance pay in the amounts of ₩ 36,538 million as of December 31, 2023, and ₩ 7,671 million as of December 31, 2022, respectively.

(e) The gains and losses related to the defined contribution plan for the years ended December 31, 2023 and 2022 are as follows.

		2023	2022
Operating expenses	₩	4,525	4,505
Investment administration expenses		309	299
Total(*)	₩	4,834	4,804

(*) For the year ended December 31, 2023, among gains and losses related to the defined contribution plan, ₩ 105 million (₩ 666 million for the year ended December 31, 2022) has been replaced as property and equipment and intangible assets.

(f) Details of plan assets by type

The composition of plan assets as of December 31, 2023 and 2022 are as follows:

	2023			2022		
	Ratio		Amount	Ratio		Amount
Time deposits	57.01%	₩	89,005	50.21%	₩	83,496
Retirement pension	40.56%		63,316	45.71%		76,014
Others	2.43%		3,788	4.08%		6,777
	100.00%	₩	156,109	100.00%		166,287

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

31. Employee benefits (continued)

(g) Actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	2023	2022	Description
Discount rate	5.20%	5.89%	AA0 corporate bond yields
Future salary increase rate	3.65% + increase rate	3.55% + increase rate	Average for 5 years
Retirement rate	2% ~3%	2% ~3%	Average for 3 years
Weighted average maturity	11.2 years	10.4 years	

(h) Sensitivity analysis

As of December 31, 2023 and 2022, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	2023		2022	
	Increase	**Decrease**	**Increase**	**Decrease**
Discount rate (1%p movement) ₩	(12,108)	14,043	(10,622)	12,272
Future salary increase rate (1%p movement)	14,133	(12,394)	12,451	(10,950)

(i) Defined contribution plan for the year ended December 31, 2024 is expected to be ₩ 8,000 million.

32. Provisions

(a) Details of provisions

Details of changes in provisions for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
Restoration liabilities ₩	16,103	16,657
Unused limits	1,854	7
Other long-term employee benefits	13,361	13,270
Litigation liabilities	862	809
Others(*)	43,385	51,975
₩	75,565	82,718

(*) The amount expected to be paid in the future for the insurance refund of the insurance contract whose extinctive prescription has been completed is estimated and recorded as a liability for completion of extinctive prescription.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

32. Provisions (continued)

(b) Changes in provisions

Increase and decrease of provision for the years ended December 31, 2023 and 2022 are as follows:

Classification		Restoration liabilities		Unused limits		Other long-term employee benefits		Litigation liabilities		Other provisions	
		2023	2022	2023 (*2),(*3)	2022	2023	2022	2023	2022	2023	2022
Beginning balance	₩	16,657	24,874	7	93	13,270	12,819	809	-	51,975	54,038
Allowance(Reverse)		276	10,006	1,847	(86)	724	1,915	53	809	27,144	22,019
Amount used		(1,042)	(18,561)	-	-	(1,276)	(1,872)	-	-	(35,734)	(24,082)
Others(*1)		212	338	-	-	643	408	-	-	-	-
Ending balance	₩	16,103	16,657	1,854	7	13,361	13,270	862	809	43,385	51,975

(*1) The effects of changes in estimates, such as the amount and discount rate over time of restoration provisions and other long-term employee benefit provisions valued at present value.
(*2) The significant fluctuation in credit risk has resulted in allowance of ₩ 1,202 million for the year ended December 31, 2023, which is included in the expected credit loss for the entire period.
(*3) The revised requirements for the credit translation rate, as per the Insurance Business Supervision Enforcement Rules, have been applied.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

32. Provisions (continued)

(c) Assumptions of other long-term employee benefits

The main assumptions used to calculate the reward for long-term employees according to the Company's long-term service as of December 31, 2023 and 2022 are as follows:

	2023	**2022**	**Description**
Discount rate	4.70%	5.64%	AA0 corporate bond yields
Future salary increase rate	3.65% + increase rate	3.55% + increase rate	Average for 5 years
Retirement rate	2% ~3%	2% ~3%	Average for 3 years

(d) Expected period of provision outflows

	2023				
	Expected outflow	**Less than 1 year**	**1~3 years**	**3~5 years**	**More than 5 years**
Contingent liability(*1) ₩	16,879	1,865	936	13,818	260
Unused limits	1,854	507	1,322	1	24
Other long-term employee benefits(*2)	18,416	1,374	2,808	3,284	10,950
Litigation liabilities	862	-	862	-	-
Other liabilities	43,385	29,909	5,604	2,380	5,492

(*1) It is the expected amount to be incurred at the time of the outflow of estimated restoration expense, which is before discounting as current value.
(*2) The expected outflow of provision for other long-term employee benefits is an undiscounted amount to its current value.

33. Other liabilities

Other liabilities as of December 31, 2023 and 2022 are as follows:

	2023	**2022**
Unearned income ₩	578	1,066
Deposits	26,709	25,675
Accrued VAT	36	53
Others	5,210	2,069
₩	32,533	28,863

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. Equity

(a) Equity as of December 31, 2023 and 2022 are as follows:

		2023	2022
Share capital:			
Ordinary shares capital	₩	578,274	578,274
Hybrid bonds:			
Hybrid bonds		299,452	299,452
Capital surplus:			
Capital premium		819,351	819,351
Other capital surplus		672	672
		820,023	820,023
Capital adjustment:			
Stock option		1,461	1,464
Accumulated other comprehensive income, net of tax:			
Losses on valuation of securities at fair value through other comprehensive income		(2,497,260)	(4,588,374)
Net loss from cash flow hedges		45,462	(60,015)
Net finance income from insurance contracts issued		2,572,059	4,734,969
Net finance income from reinsurance contracts held		13,280	34,045
Remeasurements of defined benefit liability		(16,124)	(6,958)
		117,417	113,667
Retained earnings:			
Legal reserve		63,626	47,400
Regulatory reserve for loan losses		64,346	65,861
Unappropriated retained earnings		6,501,950	6,207,868
		6,629,922	6,321,129
	₩	8,446,549	8,134,009

(b) Capital stock

Capital stock of the Company as of December 31, 2023 and 2022 are as follows:

		2023	2022
Number of authorized shares		400,000,000	400,000,000
Par value per share in won	₩	5,000	5,000
Number of issued common stocks outstanding		115,654,859	15,654,859

(c) Hybrid bonds

Classification	Issue date	Maturity date	Interest rate		2023	2022
Hybrid bonds non-interest bearing	2020-08-11	2050-08-11	3.60%	₩	300,000	300,000
Issue cost					(756)	(756)
Deferred tax effects					208	208
Total				₩	299,452	299,452

The above hybrid bonds can be repaid early by the Company from five years after issuance, and the interest rate will be adjusted only once five years after the issuance date. On the other hand, the Company has the right to choose whether to extend maturity of the hybrid bond with the same covenant, upon maturity date.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. <u>Equity (continued)</u>

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

		2023						
		Items that may be subsequently reclassified to profit or loss				Items that will not be subsequently reclassified to profit or loss		
		Valuation gains (losses) on securities at fair value through other comprehensive income	Valuation gains (losses) on derivative for cash flow hedges	Net finance income from insurance contracts issued	Net finance income from reinsurance contracts held	Valuation gains (losses) on securities at fair value through other comprehensive income	Remeasurements of defined benefit liability	Total
Beginning balance	₩	(4,578,272)	(60,015)	4,734,969	34,045	(10,102)	(6,958)	113,667
Change due to fair value		2,795,772	-	(2,947,489)	(28,276)	1,113	-	(178,880)
Change due to disposal		49,176	-	-	-	4,199	-	53,375
Policyholders' equity adjustment (*)		(591)	-	-	-	-	-	(591)
Remeasurements of the defined benefit liability		-	-	-	-	-	(12,441)	(12,441)
Effects of hedge		-	143,789	-	-	-	-	143,789
Tax effects		(757,139)	(38,312)	784,579	7,511	(1,416)	3,275	(1,502)
Ending balance	₩	(2,491,054)	45,462	2,572,059	13,280	(6,206)	(16,124)	117,417

(*) The Company separately accounts for unrealized gains or losses of securities at fair value through other comprehensive income into other comprehensive income and policyholders' reserves in accordance with the Regulation of Insurance Industry Supervisory.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022 are as follows (continued):

		2022						
		Items that may be subsequently reclassified to profit or loss				**Items that will not be subsequently reclassified to profit or loss**		
		Valuation gains (losses) on securities at fair value through other comprehensive income	**Valuation gains (losses) on derivative for cash flow hedges**	**Net finance income from insurance contracts issued**	**Net finance income from reinsurance contracts held**	**Valuation gains (losses) on securities at fair value through other comprehensive income**	**Remeasurements of defined benefit liability**	**Total**
Beginning balance	₩	663,413	37,803	30,717	-	(402)	(22,511)	709,020
Change due to fair value		(7,005,228)	-	6,399,767	46,320	(13,180)	-	(572,321)
Change due to disposal		(185,497)	-	-	-	-	-	(185,497)
Policyholders' equity adjustment (*)		46,731	-	-	-	(10)	-	46,721
Remeasurements of the defined benefit liability		-	-	-	-	-	21,583	21,583
Effects of hedge		-	(132,415)	-	-	-	-	(132,415)
Tax effects		1,902,309	34,597	(1,695,515)	(12,275)	3,490	(6,030)	226,576
Ending balance	₩	(4,578,272)	(60,015)	4,734,969	34,045	(10,102)	(6,958)	113,667

(*) The Company separately accounts for unrealized gains or losses of securities at fair value through other comprehensive income into other comprehensive income and policyholders' reserves in accordance with the Regulation of Insurance Industry Supervisory.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. Equity (continued)

(e) Retained earnings

i) Legal reserve

According to the provisions of the Commercial Law, at least 10% of the profit dividend is accumulated as a legal reserve at each settlement period until 50% of the capital is reached, and the legal reserve cannot be allocated in cash and can only be used for the maintenance of carrying forward losses and capital transfer by resolution at the general meeting of shareholder.

ii) Statement of appropriation of retained earnings

	2023		2022(*1)	
	Expected date of appropriation:		**Confirmed date of appropriation:**	
		2024-03-22		**2023-03-22**
I. RETAINED EARNINGS BEFORE APPROPRIATIONS:	₩	6,501,950		3,755,927
1. Unappropriated retained earnings carried over from prior year	3,578,959		1,882,753	
2. Net income (loss)	481,851		470,471	
3. Hybrid bond interests	(10,801)		(10,799)	
4. Reserve for capital surplus(*2)	-		1,413,502	
5. Impact of accounting policy changes (*3)	2,451,941		-	
II.TRANSFERS FROM VOLUNTARY RESERVES:		57,349		1,515
1. Regulatory Reserve	57,349		1,515	
III. APPROPRIATIONS:		(3,985,364)		(178,483)
1. Legal Reserve	(16,534)		(16,226)	
2. Guarantee Reserve	(354,282)		-	
3. Surrender reserve	(3,449,210)		-	
4. Dividends	(165,338)		(162,257)	
IV. UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	₩	2,573,935		3,578,959

(*1) This is the statement of profit distribution prepared in accordance with K-IFRS 1104, and the approved amount from the regular shareholder's meeting of the 34th (As of December 31, 2022) fiscal year.
(*2) As a result of the shareholder's general meeting in December 2023, it was reclassified from capital surplus to retained earnings.
(*3) This represents the impact of changes in accounting policies following the application of K-IFRS 1109 and 1117.

(f) Dividends

Dividends of common stock for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Number of issued shares outstanding		115,654,859	115,654,859
Par value per share in won	₩	5,000	5,000
Dividend rate per share		1,430	1,403
Dividend per share in won		165,338	162,257
Dividend yield (%)		28.59%	28.06%

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. <u>Equity (continued)</u>

(g) Voluntary reserve

i) Regulatory reserve for loan losses

In accordance with the Regulations on Supervision of Insurance Business, when the allowance for credit losses in accordance with Korean IFRS falls short of the allowance for credit losses in accordance with the supervisory regulations, the Company is required to reserve the difference between the two as the regulatory reserve for loan losses in retained earnings. The regulatory reserve for loan losses is calculated by the difference between the total amount of credit loss provisions under Korean IFRS and the total amount of credit loss provisions under the supervisory regulations for each category of corporate loans, household loans, and real estate project financing loans. The regulatory reserve for loan losses is limited to the amount of retained earnings less reserves accumulated in accordance with the Insurance Business Act and other laws and regulations.

i -1) Regulatory reserve for loan losses as of December 31,2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	64,346	65,861
Expected reversal of regulatory reserve for loan losses (*)		(57,349)	(1,515)
Ending balance	₩	6,997	64,346

(*) Adjustments due to the application of Korean IFRS 1117 was reflected in the expected reversal of regulatory reserves as of December 31, 2023.

i-2) Reversal of regulatory reserve for loan losses and adjusted income after reflecting the regulatory reserve for loan losses for the years ended December 31,2023 and 2022 are as follows:

		2023	2022
Profit for the period	₩	481,851	456,998
Reversal of regulatory reserve for loan losses (*1)		57,349	1,515
Adjusted income after the regulatory reserve for loan losses (*2)	₩	539,200	458,513
Adjusted income per share after the reserve for loan losses in won (*3)	₩	4,569	3,871

(*1) Reversal of regulatory reserve for loan losses for the year ended December 31, 2023 includes adjustments due to the application of Korean IFRS 1117.
(*2) The adjusted profit after reflecting the provision for credit losses is not a figure determined by the accounting standards. It is derived assuming the inclusion of the reversal of the provision for credit losses (reversal/transfer), considering the effects of policyholder share allocations and deferred tax impacts, into the net profit for the period.
(*3) Dividends on hybrid bonds are excluded.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

34. Equity (continued)

(g) Voluntary reserve (continued)

ii) reserve for surrender value

In accordance with the Regulations on Supervision of Insurance Business, when the insurance liabilities measured in accordance with the Korean IFRS falls short of the surrender value required by the supervisory regulations, the Company is required to reserve the difference between the two as the reserve for surrender value. The reserve for surrender value is calculated by subtracting the liability for remaining coverage of insurance contracts under the Korean IFRS from the surrender value at the entity level for the effective contracts calculated according to the supervisory regulations.

Reserve for surrender value as of December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	-	-
Expected reserve for surrender value		3,449,210	-
Ending balance	₩	3,449,210	-

iii) Guarantee reserve

In accordance with the Regulations on Supervision of Insurance Business, the Company is required to set aside a guarantee reserve at the reporting date in order to guarantee insurance proceeds and other payments not to less than a specified level. The guarantee reserve shall be accumulated after appropriation of reserve for surrender value and shall not be exceed the amount of retained earnings less reserve for surrender value.

Guarantee reserve as of December 31, 2023 and 2022 are as follows:

		2023	2022
Beginning balance	₩	-	-
Expected reserve for guarantee reserve		354,282	-
Ending balance	₩	354,282	-

Voluntary reserves are accumulated from the time unappropriated deficits are settled when there are unappropriated deficits. If the voluntary reserve accumulated in previous periods exceeds the regulatory reserve for loan losses and guarantee reserve required to be accumulated as of the reporting date, the excess amount can be reversed.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

35. <u>Share-based payment</u>

(a) Stock options as of December 31, 2023 are as follows:

Classification(*)	2020	2021	2022	2023
Type	Cash-settled share-based payment			
Service period	4 years from the commencement date of the year to which the grant date belongs			
Performance conditions	Linked to relative stock price (20.0%) and linked to 4 years management index (80.0%)			
Estimated vested amount based on settlement date	44,584shares	68,639shares	72,120shares	66,475shares

(*) Based on the performance-related stock compensation, the standard stock price (the arithmetic average of the weighted average stock price for the past two months, the past one month, and the past one week from the day before the reference date) after the year of the grant year is paid in cash. The fair value of the stock price is evaluated at the closing price of each settlement.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

35. <u>**Share-based payment (continued)**</u>

(b) Share-based payment expenses

Stock compensation costs calculated for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Compensation costs recorded for the year	₩	3,707	2,328

(c) Accrued expenses and intrinsic value

Accrued expenses and intrinsic value as of December 31, 2023 and 2022 are as follows:

		2023	
		Accrued expenses	**Intrinsic value (*1)**
Performance-linked stock options (*2)	₩	10,102	10,102

(*1) The intrinsic value for 2020 was calculated based on the stock price as of January 1, 2024 (₩ 38,156) and the rest was calculated based on the closing price as of December 31, 2023 (₩ 40,150).
(*2) The amount to be paid to Shinhan Finance Group in accordance with the repayment agreement was calculated based on the closing price as of December 31, 2023 and was recognized as a liability by deducting it directly from capital. Of this, the expense directly deducted from the equity and recognized as a liability is ₩ 14 million.

		2022	
		Accrued expenses	**Intrinsic value (*1)**
Performance-linked stock options (*2)	₩	8,354	8,354

(*1) The intrinsic value for 2019 was calculated based on the stock price as of January 1, 2023 (₩ 36,951) and the rest was calculated based on the closing price as of December 31, 2023 (₩ 35,200).
(*2) The amount to be paid to Shinhan Finance Group in accordance with the repayment agreement was calculated based on the closing price as of December 31, 2022 and was recognized as a liability by deducting it directly from capital. Of this, the expense directly deducted from the equity and recognized as a liability is ₩ 1,982 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

36. Insurance revenue and insurance service expenses

Insurance revenue and insurance service expenses for the periods ended December 31, 2023 and 2022 are as follows:

		2023			
		Modified retrospective approach	Fair value approach	Other insurance contracts	Total
Insurance Revenue					
Contracts not measured under the premium allocation approach:					
Expected incurred claims and others insurance service expenses	₩	205,311	1,277,408	90,712	1,573,431
Change in risk adjustment		28,644	62,489	24,791	115,924
Contractual service margin recognized for services provided		206,316	331,639	158,870	696,825
Recovery of insurance acquisition cash flows		127,210	1,093	128,075	256,378
Others (*)		(12,794)	(123)	(908)	(13,825)
Contracts not measured under the premium allocation approach		554,687	1,672,506	401,540	2,628,733
Contracts measured under the premium allocation approach		-	-	406	406
Total insurance revenue	₩	554,687	1,672,506	401,946	2,629,139
Insurance service expenses					
Contracts not measured under the premium allocation approach:					
Incurred claims and other insurance service expenses	₩	211,593	1,226,729	103,775	1,542,097
Changes in fulfilment cash flows relating to the liability for incurred claims		(5,174)	14,944	1,759	11,529
Losses on onerous contracts and reversal of such losses		3,141	7,017	31,235	41,393
Amortization of insurance acquisition cash flows		127,210	1,093	128,075	256,378
Experience adjustments to insurance acquisition cash flows that are not related to future service		376	2,855	(28,999)	(25,768)
Others (*)		(12,794)	(123)	(3,489)	(16,406)
Contracts not measured under the premium allocation approach		324,352	1,252,515	232,356	1,809,223
Contracts measured under the premium allocation approach		-	-	892	892
Total insurance service expenses	₩	324,352	1,252,515	233,248	1,810,115

(*) Others include allocation of loss components, etc.

Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

36. <u>Insurance revenue and insurance service expenses(continued)</u>

Insurance revenue and insurance service expenses for the periods ended December 31, 2023 and 2022 are as follows:(continued)

		2022			
		Modified retrospective approach	**Fair value approach**	**Other insurance contracts**	**Total**
Insurance Revenue					
Contracts not measured under the premium allocation approach:					
Expected incurred claims and other insurance service expenses	₩	202,910	1,260,037	28,088	1,491,035
Change in risk adjustment		39,834	68,260	12,115	120,209
Contractual service margin recognized for services provided		254,262	361,097	50,830	666,189
Recovery of insurance acquisition cash flows		161,493	954	44,399	206,846
Others (*)		(12,278)	(17)	(2,634)	(14,929)
Contracts not measured under the premium allocation approach		646,221	1,690,331	132,798	2,469,350
Contracts measured under the premium allocation approach		-	-	349	349
Total insurance revenue	₩	646,221	1,690,331	133,147	2,469,699
Insurance service expenses					
Contracts not measured under the premium allocation approach:					
Incurred claims and other insurance service expenses	₩	214,199	1,222,927	45,937	1,483,063
Changes in fulfilment cash flows relating to the liability for incurred claims		(376)	(36,824)	144	(37,056)
Losses on onerous contracts and reversal of such losses		2,336	8,892	66,723	77,951
Amortization of insurance acquisition cash flows		161,493	954	44,399	206,846
Experience adjustments to insurance acquisition cash flows that are not related to future service		8,668	4,568	(17,595)	(4,359)
Others (*)		(12,279)	(17)	(1,790)	(14,086)
Contracts not measured under the premium allocation approach		374,041	1,200,500	137,818	1,712,359
Contracts measured under the premium allocation approach		-	-	902	902
Total insurance service expenses	₩	374,041	1,200,500	138,720	1,713,261

(*) Others include allocation of loss components, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

37. Income or expenses from reinsurance contracts held

Income or expenses from reinsurance contracts held for the periods ended December 31, 2023 and 2022 are as follows:

	2023		
	Contracts under the fair value approach	Other reinsurance contracts	Total
Contracts not measured under the premium allocation approach:			
Recovery of incurred claims and other insurance service expenses ₩	67,051	5,574	72,625
Changes in fulfilment cash flows relating to the liability for incurred claims	(29,952)	(2,198)	(32,150)
Recognition (reversals) of a loss-recovery component	(718)	2,101	1,383
Others (*)	(1,303)	(195)	(1,498)
Total reinsurance revenue ₩	35,078	5,282	40,360
Contracts not measured under the premium allocation approach:			
Expected claims and other reinsurance service expenses ₩	41,537	7,296	48,833
Changes in risk adjustment	3,227	622	3,849
Contractual service margin recognized for services received	8,120	7,244	15,364
Experience adjustments for reinsurance premiums and investment components not related to future service	1,056	4,002	5,058
Others (*)	(1,303)	(170)	(1,473)
Total of reinsurance service expense ₩	52,637	18,994	71,631

(*) Others include allocation of loss recovery components, etc.

	2022		
	Contracts under the fair value approach	Other reinsurance contracts	Total
Contracts not measured under the premium allocation approach:			
Recovery of incurred claims and other insurance service expenses ₩	62,436	3,947	66,383
Changes in fulfilment cash flows relating to the liability for incurred claims	(26,236)	559	(25,677)
Recognition (reversals) of a loss-recovery component	(4,788)	2,102	(2,686)
Others (*)	(3,015)	(22)	(3,037)
Total reinsurance revenue ₩	28,397	6,586	34,983
Contracts not measured under the premium allocation approach:			
Expected claims and other reinsurance service expenses ₩	39,102	1,949	41,051
Changes in risk adjustment	3,242	270	3,512
Contractual service margin recognized for services received	11,589	4,433	16,022
Experience adjustments for reinsurance premiums and investment components not related to future service	2,519	2,261	4,780
Others (*)	(3,022)	(15)	(3,037)
Total of reinsurance service expense ₩	53,430	8,898	62,328

(*) Others include allocation of loss recovery components, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

38. <u>Insurance finance income (expenses)</u>

(a) The correlation between insurance finance income or expenses and investment income or expenses for the periods ended December 31, 2023 and 2022 are as follows:

		2023			
		General life insurance	**Variable insurance**	**Retirement Insurance(*3)**	**Total**
Investment income (expenses)					
Interest income (expenses)	₩	1,344,698	99,178	(52,699)	1,391,177
Gain (loss) on valuation and transaction of financial instruments		262,543	595,884	(35,572)	822,855
Other investment income (expenses)		(70,453)	(1,224)	(2,608)	(74,285)
Investment income (expenses) recognized in other comprehensive income(*1)		2,861,213	-	132,835	2,994,048
		4,398,001	693,838	41,956	5,133,795
Finance income (expenses) from insurance contracts issued					
Interest income (expenses)		(1,477,844)	(652,833)	-	(2,130,677)
Effect of changes in interest rates and other financial assumptions		(2,958,444)	11,845	-	(2,946,599)
Foreign exchange income (expenses)		(6,402)	-	-	(6,402)
		(4,442,690)	(640,988)	-	(5,083,678)
finance income (expenses) recognized in profit or loss		(1,483,357)	(652,833)	-	(2,136,190)
finance income (expenses) recognized in other comprehensive income (*1)		(2,959,333)	11,845	-	(2,947,488)
Finance income (expenses) from reinsurance contracts held					
Interest income (expenses)		(864)	-	-	(864)
Effect of changes in interest rates and other financial assumptions recognized in other comprehensive income		(28,275)	-	-	(28,275)
		(29,139)	-	-	(29,139)
finance income (expenses) recognized in profit or loss		(864)	-	-	(864)
finance income (expenses) recognized in other comprehensive income (*1)		(28,275)	-	-	(28,275)
Total finance income (expenses) recognized in profit or loss(*2)		52,567	41,005	(90,879)	2,693
Total finance income (expenses) recognized in other comprehensive income(*2)		(126,395)	11,845	132,835	18,285
Total	₩	(73,828)	52,850	41,956	20,978

(*1) The financial income recognized in other comprehensive income is the amount before deduction of the tax effect.
(*2) Finance income or expenses is the subtotal amount of investment income or expenses, insurance finance income or expenses and reinsurance finance income or expenses.
(*3) Retirement is a pension product classified as an investment contract liability.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

38. Insurance finance income (expenses)(continued)

(a) The correlation between insurance finance income or expenses and investment income or expenses for the periods ended December 31, 2023 and 2022 are as follows:(continued)

		2022			
		General life insurance	Variable insurance	Retirement Insurance(*3)	Total
Investment income (expenses)					
Interest income (expenses)	₩	1,359,320	71,522	6,712	1,437,554
Gain (loss) on valuation and transaction of financial instruments		205,390	(871,290)	(31,195)	(697,095)
Other investment income (expenses)		(47,153)	645	(3,366)	(49,874)
Investment income (expenses) recognized in other comprehensive income(*1)		(7,182,725)	-	(153,594)	(7,336,319)
		(5,665,168)	(799,123)	(181,443)	(6,645,734)
Finance income (expenses) from insurance contracts issued					
Interest income (expenses)		(1,474,914)	727,422	-	(747,492)
Effect of changes in interest rates and other financial assumptions		6,333,383	65,750	-	6,399,133
Foreign exchange income (expenses)		(22,166)	-	-	(22,166)
		4,836,303	793,172	-	5,629,475
finance income (expenses) recognized in profit or loss		(1,497,714)	727,422	-	(770,292)
finance income (expenses) recognized in other comprehensive income (*1)		6,334,017	65,750	-	6,399,767
Finance income (expenses) from reinsurance contracts held					
Interest income (expenses)		(1,179)	-	-	(1,179)
Effect of changes in interest rates and other financial assumptions recognized in other comprehensive income		46,320	-	-	46,320
		45,141	-	-	45,141
finance income (expenses) recognized in profit or loss		(1,179)	-	-	(1,179)
finance income (expenses) recognized in other comprehensive income (*1)		46,320	-	-	46,320
Total finance income (expenses) recognized in profit or loss(*2)		18,664	(71,701)	(27,849)	(80,886)
Total finance income (expenses) recognized in other comprehensive income(*2)		(802,388)	65,750	(153,594)	(890,232)
Total	₩	(783,724)	(5,951)	(181,443)	(971,118)

(*1) The financial income recognized in other comprehensive income is the amount before deduction of the tax effect.
(*2) Finance income or expenses is the subtotal amount of investment income or expenses, insurance finance income or expenses and reinsurance finance income or expenses.
(*3) Retirement is a pension product classified as an investment contract liability.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

38. <u>**Insurance finance income (expenses)(continued)**</u>

(b) Financial gains and losses recognized in profit or loss for the current and previous years are divided into those related to changes in the fair value of the underlying assets of insurance contracts with direct participation characteristics and others as follows.

		2023			2022		
		FV change related	Others	Total	FV change related	Others	Total
Investment income (expenses)	₩	525,608	1,614,139	2,139,747	(609,520)	1,300,105	690,585
Finance income (expenses) from insurance contracts issued		(525,608)	(1,610,582)	(2,136,190)	609,520	(1,379,812)	(770,292)
Finance income (expenses) from reinsurance contracts held		-	(864)	(864)	-	(1,179)	(1,179)
	₩	-	2,693	2,693	-	(80,886)	(80,886)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

39. Operiating expenses

Operating expenses by nature for the years ended December 31, 2023 and 2022 are as follows:

		Claim adjustment expense	Acquisition cost (*)	Maintenance expense	Investment management expense	Other operating expense	Total
		2023					
Salaries	₩	5,292	54,409	48,030	5,764	13,610	127,105
Bonus		1,379	14,737	14,479	1,596	3,551	35,742
Retirement benefits		402	3,715	3,286	428	36,682	44,513
Employee benefits		1,735	17,475	15,170	2,135	14,503	51,018
Amortization		351	24,993	21,143	481	1,676	48,644
Utilities		220	14,399	8,237	284	557	23,697
Commission		110	21,367	24,606	31,148	7,089	84,320
Taxes and dues		-	-	69,680	306	105	70,091
IT expenses		577	13	16,912	1,304	3,329	22,135
Proportional commission		-	677,930	-	-	13,649	691,579
Sales promotion expenses		-	100,567	-	-	3,685	104,252
Training expenses		-	78	-	-	5,791	5,869
Others		10,480	47,781	27,926	202	19,902	106,291
	₩	20,546	977,464	249,469	43,648	124,129	1,415,256

(*) Acquisition costs are reflected as insurance acquisition cash flows.

		Claim adjustment expense	Acquisition cost (*)	Maintenance expense	Investment management expense	Other operating expense	Total
		2022					
Salaries	₩	4,492	60,672	42,686	5,102	11,872	124,824
Bonus		1,433	22,498	16,137	1,791	4,541	46,400
Retirement benefits		759	9,339	6,278	678	9,656	26,710
Employee benefits		1,694	23,566	17,622	1,321	16,337	60,540
Amortization		373	29,945	22,706	649	1,687	55,360
Utilities		228	16,496	9,086	383	535	26,728
Commission		82	12,492	21,491	27,751	6,986	68,802
Taxes and dues		-	-	72,725	345	81	73,151
IT expenses		492	256	15,515	1,294	3,375	20,932
Proportional commission		-	540,846	-	-	8,847	549,693
Sales promotion expenses		-	53,766	-	-	5,080	58,846
Training expenses		-	200	-	1	4,692	4,893
Others		8,768	72,050	26,239	272	18,235	125,564
	₩	18,321	842,126	250,485	39,587	91,924	1,242,443

(*) Aquisition costs are reflected as insurance acquisition cash flows.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

40. Investment administrative expenses

The investment administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Salaries	₩	3,448	4,798
Bonus		934	1,971
Retirement benefits		1,350	534
Employment benefits		1,557	3,641
Communication expenses		101	18
Fees		6,398	6,041
Taxes and dues		359	377
Others		2,778	2,726
	₩	16,925	20,106

41. Net interest income

(a) Details of interest income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Interest income:			
Cash and deposits at amortized cost	₩	60,841	43,744
Deposits at FVTPL		-	1,329
Securities at FVTPL		110,545	87,669
Financial assets at FVOCI		1,067,982	1,095,712
Securities at amortized cost		133,050	132,293
Loans at amortized cost		163,566	168,226
Others		2,448	3,342
	₩	1,538,432	1,532,315

(b) Details of interest expenses for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Interest expense:			
Interest on borrowings	₩	295	16
Bond issued		33,928	31,264
Interest on lease liabilities		2,722	2,588
Others		110,310	60,893
	₩	147,255	94,761

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

42. (Reversal of) Provision for credit loss allowance

Details of provision for credit loss allowance (reversal) for the years ended December 31, 2023 and 2022 are as follows:

			2023	**2022**
	Securities at FVOCI	₩	(4,814)	(2,249)
Provisions	Securities at amortized costs		(107)	(66)
(Reversal)	Loans at amortized costs		15,205	11,030
	Receivables at amortized cost(*)		4,711	5,705
	Undrawn loan commitment		1,846	(112)
		₩	16,841	14,308

(*) It includes reversal of credit loss allowances for due from banks at amortized cost.

43. Gain and losses on foreign exchange transactions

Details of foreign exchange transaction income for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Gain on foreign exchange transactions:			
Foreign transactions	₩	31,251	111,055
Translations		141,485	204,129
		172,736	315,184
Loss on foreign exchange transactions:			
Foreign transactions		32,539	42,143
Translations		8,898	92,563
		41,437	134,706
	₩	131,299	180,478

44. Fees and commission income

Details of fees and commission income for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Credit related fees	₩	1,127	3,835
Loan commissions		7,174	5,860
Retirement pension management fee		4,004	5,149
Other fees and commissions in won		184	44
	₩	12,489	14,888

45. Dividend income

Dividend income for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Financial assets at FVTPL	₩	23,619	35,449
Securities at FVOCI		6,864	7,093
	₩	30,483	42,542

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

46. Other investment income and expenses

(a) Details of other investment income for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Rental income	₩	1,560	2,235
Others (*)		9,364	14,226
	₩	10,924	16,461

(*) It includes gain from the disposal of loans at amortized cost.

(b) Details of other investment expenses for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Amortization expense on intangible assets	₩	69,369	55,189
Depreciation expenses on investment properties		212	212
Others (*)		11,192	5,716
	₩	80,773	61,117

(*) It includes loss from the disposal of loans at amortized cost.

47. Non-operating income or expenses

		2023	2022
Non-operating income:			
Gain on disposal of associates' investment asset	₩	-	343
Gain on cancellation of right-of-use asset		782	103
Gain on disposal of property and equipment		41	176
Miscellaneous gains		1,213	1,925
		2,036	2,547
Non-operating expenses			
Loss on valuation of associates' investment asset		9,931	686
Loss on cancellation of right-of-use asset		403	416
Loss on disposal of property and equipment		1,550	690
Impairment of property and equipment		1,409	-
Impairment of intangible assets		1,115	13
Donations		5,553	6,372
Miscellaneous loss		6,018	16,291
		25,979	24,468
	₩	(23,943)	(21,921)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. Income tax expense

(a) Income tax expense for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Current income tax expenses	₩	27,072	18,632
Adjustment for prior periods		(8,111)	(14,821)
Temporary differences		143,060	(153,049)
Income tax recognized in other comprehensive income		(1,498)	226,602
Income tax expenses	₩	160,523	77,364
Effective tax rate	%	24.99	14.48

(b) The adjustments between net income before tax and income tax for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Profit before income taxes	₩	642,374	534,362
Income taxes at statutory tax rates		169,587	146,950
Adjustments:			
Non-taxable income		(6,199)	(5,459)
Non-deductible expense		2,243	690
Differences in tax rates		(4,086)	(2,652)
Separate tax effect		2,164	3,032
Changes in deferred tax due to change in tax rate		(4,650)	(55,303)
Other (*)		1,464	(9,894)
Income tax expense	₩	160,523	77,364
Effective tax rate	%	24.99	14.48

(*) For the year ended December 31, 2022, the Company is conducting an administrative lawsuit against one case (the claim amount of ₩ 8,979 million), which has tax uncertainty, but it is highly likely to win, hence, it was reflected as corporate tax assets and corporate tax expenses.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. **Income tax expense (continued)**

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows:

Classification		2023				
		Beginning Balance	Profit or loss	Other comprehensive income	Adjustments	Ending Balance
Deposits in foreign currency	₩	(197)	(6)	-	-	(203)
Financial assets at fair value through profit or loss		19,674	(27,987)	-	-	(8,313)
Financial assets at fair value through other comprehensive income		690,068	235,699	(758,555)	-	167,212
Securities at amortized costs		(647,732)	639,280	-	-	(8,452)
Investments in associates		182	2,621	-	-	2,803
Derivative instruments		63,810	9,745	(38,312)	-	35,243
Accrued income		(123,744)	(16,005)	-	-	(139,749)
Evaluation cost of initial investment fund		(92)	92	-	-	-
Deemed dividend		5,404	3,131	-	-	8,535
Dividend receivables		120	-	-	-	120
Other liabilities		(122)	848	-	-	726
Provisions		1,630	(1,340)	-	-	290
Dividend cost recovery		23,426	(605)	-	-	22,821
Taxation of partnership		5,280	(4,167)	-	-	1,113
Guaranteed reserve		79,523	(79,523)	-	-	-
Policyholder dividend reserve		1,550	(1,550)	-	-	-
Reserve for loss from participating insurance		306	(306)	-	-	-
Reserve for outstanding claims for maturity contracts		12,158	(713)	-	-	11,445
Deferred acquisition costs		(665)	665	-	-	-
Property and equipment, intangible assets		10,537	(1,520)	-	-	9,017
Other accrued expense		25,521	1,105	-	-	26,626
Gain or loss on deferred loan		(730)	781	-	-	51
Share-based payment		2,213	450	-	4	2,667
Retirement benefit obligation		(9,643)	(2,675)	3,275	-	(9,043)
Business use cars (depreciation adjustment)		26	4	-	-	30

170

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows (continued):

Classification		Beginning Balance	Profit or loss	Other comprehensive income	Adjustments	Ending Balance
				2023		
Subordinated foreign currency bonds	₩	13,495	(13,495)	-	-	-
Outstanding interests		(24)	24	-	-	-
Accrued interests (deposit)		5	(5)	-	-	-
Right-of-use assets		(1,086)	723	-	-	(363)
Unpaid allowance		12	-	-	-	12
Government subsidies		9	(8)	-	-	1
Loan		1,726	(7)	-	-	1,719
Deficit carried forward		10,523	(40)	-	-	10,483
Hybrid bonds		200	(1)	-	-	199
Legal provision		-	214	-	-	214
Policy reserve adjustment		-	(271)	-	-	(271)
IFRS 17 discount rate fluctuation impact		-	(1,719,508)	792,089	-	(927,419)
Surrender value reserve		-	(839,355)	-	-	(839,355)
IFRS17 transition effect		(1,672,143)	1,672,143	-	-	-
	₩	(1,488,780)	(141,562)	(1,503)	4	(1,631,841)

(*1) The corporate tax rate has changed due to the revision of the tax law at the end of 2024, hence tax rate of 26.4% is applied for deferred tax assets (liabilities) expected to be realized after 2023.

(*2) The Company is applying the temporary exemption provision for deferred corporate tax under K-IFRS 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to global minimum tax legislation, nor does it disclose information related to deferred corporate tax.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. <u>**Income tax expense (continued)**</u>

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows (continued):

Classification		Beginning Balance	Profit or loss	Other comprehensive income	Adjustments	Ending Balance
				2022		
Deposits in foreign currency	₩	(45)	(152)	-	-	(197)
Financial assets at fair value through profit or loss		(61,202)	80,876	-	-	19,674
Financial assets at fair value through other comprehensive income		69,162	(1,284,893)	1,905,799	-	690,068
Securities at amortized costs		(574,559)	(73,173)	-	-	(647,732)
Investments in associates		1,293	(1,111)	-	-	182
Derivative instruments		38,622	(9,409)	34,597	-	63,810
Accrued income		(135,711)	11,967	-	-	(123,744)
Evaluation cost of initial investment fund		244	(336)	-	-	(92)
Deemed dividend		4,505	899	-	-	5,404
Dividend receivables		124	(4)	-	-	120
Other liabilities		(451)	329	-	-	(122)
Provisions		5,284	(3,654)	-	-	1,630
Dividend cost recovery		20,497	2,929	-	-	23,426
Taxation of partnership		1,662	3,618	-	-	5,280
Guaranteed reserve		85,267	(5,744)	-	-	79,523
Policyholder dividend reserve		1,609	(59)	-	-	1,550
Reserve for loss from participating insurance		262	44	-	-	306
Reserve for outstanding claims for maturity contracts		9,622	2,536	-	-	12,158
Deferred acquisition costs		(829)	164	-	-	(665)
Property and equipment, intangible assets		16,702	(6,165)	-	-	10,537
Other accrued expense		32,903	(7,382)	-	-	25,521
Gain or loss on deferred loan		(466)	(264)	-	-	(730)
Share-based payment		2,064	124	-	25	2,213
Retirement benefit obligation		4,893	(8,506)	(6,030)	-	(9,643)
Business use cars (depreciation adjustment)		27	(1)	-	-	26

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows: (continued)

Classification		Beginning Balance	Profit or loss	Other comprehensive income	Adjustments	Ending Balance(*)
				2022		
Subordinated foreign currency bonds	₩	6,131	7,364	-	-	13,495
Outstanding interests		(12)	(12)	-	-	(24)
Accrued interests (deposit)		(1)	6	-	-	5
Right-of-use assets		(2,297)	1,211	-	-	(1,086)
Unpaid allowance		12	-	-	-	12
Government subsidies		17	(8)	-	-	9
Loan		1,791	(65)	-	-	1,726
Deficit carried forward		15,241	(4,718)	-	-	10,523
Hybrid bonds		208	(8)	-	-	200
IFRS17 transition effect		(1,184,399)	1,220,045	(1,707,789)	-	(1,672,143)
	₩	(1,641,830)	(73,552)	226,577	25	(1,488,780)

(*) The corporate tax rate has changed due to the revision of the tax law at the end of 2022, hence tax rate of 26.5% is applied for deferred tax assets (liabilities) expected to be realized after 2022.

48. Income tax expense (continued)

(d) Deferred income tax related to items recognized in profit or loss as of December 31, 2023 and 2022 are as follows:

	January 1, 2023		Changes		December 31, 2023	
	Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Financial assets measured at FVOCI ₩	(6,242,686)	1,654,312	2,849,669	(758,556)	(3,393,017)	895,756
Insurance contract and Reinsurance contract financial income and expenses	6,488,455	(1,719,440)	(2,975,765)	792,090	3,512,690	(927,350)
Remeasurement of the defined benefit liability	(9,466)	2,509	(12,441)	3,275	(21,907)	5,784
Stock options	1,992	(528)	(7)	4	1,985	(524)
Gains(losses) on valuation of derivative for cash flow hedge	(83,761)	23,746	143,789	(38,312)	60,028	(14,566)
Hybrid bonds	(755)	208	-	-	(755)	208
₩	153,779	(39,193)	5,245	(1,499)	159,024	(40,692)

	January 1, 2022		Changes		December 31, 2022	
	Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Financial assets measured at FVOCI ₩	914,497	(251,487)	(7,157,184)	1,905,799	(6,242,687)	1,654,312
Insurance contract and Reinsurance contract financial income and expenses	42,368	(11,651)	6,446,087	(1,707,789)	6,488,455	(1,719,440)
Remeasurement of the defined benefit liability	(31,049)	8,539	21,583	(6,030)	(9,466)	2,509
Stock options	2,012	(553)	(20)	25	1,992	(528)
Gains(losses) on valuation of derivative for cash flow hedge	48,654	(10,851)	(132,415)	34,597	(83,761)	23,746
Hybrid bonds	(755)	208	-	-	(755)	208
₩	975,727	(265,795)	(821,949)	226,602	153,778	(39,193)

(e) Deferred tax assets and liabilities

Deferred tax assets and liabilities as of December 31, 2023 and 2022 are as follows:

		2023	2022
Deferred tax assets			
Income tax receivables	₩	70,658	114,391
Deferred tax liability			
Deferred tax liabilities		(55)	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

48. <u>Income tax expense (continued)</u>

(f) Income taxes based on gross amount

Deferred income tax assets and deferred income tax liabilities and current income tax assets and current income tax liabilities as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Deferred tax assets	₩	301,327	967,398
Deferred tax liabilities		(1,933,168)	(2,456,178)
Current tax assets		70,658	114,391
Current tax liabilities		(55)	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

49. Commitments and contingencies

(a) Insurance agreement

As of December 31, 2023, the total number and amount of contracts held by the Company under various insurance contracts with customers is 6,616,712 contracts and ₩186,622,846 million respectively (6,840,971 contracts and ₩191,007,387 respectively as of December 31, 2022).

(b) Reinsurance agreements

As of December 31, 2023, the Company has entered a re-insurance contract with Korean Reinsurance Company, Reinsurance Group of America Incorporated ("RGA"), Gen Re, Munich Re, Hannover Re, SCOR, PartnerRe and COVEA on cancer insurance contracts, cerebrovascular and heart disease (DP), fatal diseases (CI), death and dementia collateral. For life insurance contracts, the Company has entered a coreinsurance with Korean Reinsurance Co., Ltd. which proportionally reinsures insurance risks and interest rate risks. In accordance with these agreements, the Company is paying reinsurance premiums to the above reinsurance companies.

(c) Pending litigations

For the year ended December 31, 2023, the Company has 87 pending litigations (Total claim amount of ₩5,010 million). Among these, provisions related to the litigation is accounted for ₩862 million, and the Company has accounted for ₩3,594 million as liabilities for incurred claims related to insurance claims. As of December 31, 2023, the result of litigation is unpredictable.

(d) Bank overdraft agreement

As of December 31, 2023, the Company has overdraft agreements with Shinhan Bank Co., Ltd. The limit on bank overdraft is ₩100,000 million (₩400,000 million as of December 31, 2022).

(e) Unused credit provided and capital commitments

As of December 31, 2023, the Company's unused credit porvided and capital commitment amounted to ₩424,203 and ₩1,360,730 million, respectively (₩656,238 and ₩1,639,549 million, respectively as of December 31, 2022).

(f) Other commitments

As of December 31, 2023 and 2022, the details of payment guarantee are as follows.

Guarantee provider		2023	2022	Type of guarantee
Seoul Guarantee Insurance Co., Ltd.	₩	2,348	2,432	Guarantee deposit, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

50. Related parties

(a) The related parties as of December 31, 2023 and 2022 are as follows:

The parent company	Shinhan Financial Group Co., Ltd.
Subsidiaries	Shinhan Financial Plus Co., Ltd.
	Shinhan Life Insurance Vietnam Co., Ltd.
	Shinhan LifeCare Co., Ltd.
	Miraeasset Maps Global Infra Private Special Asset Trust 2
	Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2
	Shinhan AIM Credit Fund 3
	Shinhan AIM Private fund of funds Trust 7-A
	Shinhan AIM Private fund of funds Trust 6-B
	Shinhan AIM Private fund of funds Trust 5
	KB Global Private Real Estate Debt Fund 23
	KB Global Private Real Estate Debt Fund 21
	Shinhan KKR Global Program REC Private Investment Trust(*2)
	Shinhan KKR Global Program PEF Private Investment Trust(*2)
	Shinhan KKR Global Program PDF Private Investment Trust(*2)
	Shinhan LCP X Private Investment Trust No.4(H)(*2)
Entities under common control	Shinhan Bank Co., Ltd.
	Shinhan Securities Co., Ltd.
	Shinhan Card Co., Ltd.
	Jeju Bank
	Shinhan DS
	Shinhan Asset Management Co., Ltd.
	Shinhan Capital Co., Ltd.
	Shinhan Savings Bank
	Shinhan Fund Partners
	SHC Management Co., Ltd.
	Shinhan REITs Management Co., Ltd.
	Shinhan AI Co., Ltd.
	Shinhan Asset Trust Co., Ltd.
	Shinhan Venture Investment Co., Ltd.
	Shinhan EZ General Insurance, Ltd.
	SHBNPP Green Energy Private Special Asset Investment Trust
	SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust
	SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

50. Related parties (continued)

(a) The related parties as of December 31, 2023 and 2022 are as follows (continued):

Entities under common control	SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2
	SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1
	SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4
	SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5
	SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust
	Shinhan AIM Social Enterprise Investment Fund I
	Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1
	One Shinhan Futures Fund 1
	SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2
	SHBNPP Global Professional Investment Type Private Investment Trust No.12
	Shinhan AIM Private Real Estate Investment Trust No.15
	Shinhan AIM FoF Fund 4
	Shinhan AIM Social Enterprise Investment Fund II
	SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4
	Shinhan AIM Private Real Estate Investment Trust No.13
	Shinhan AIM FoF Fund 6-A
	SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust
	SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3
	One Shinhan Futures Fund 2
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1
	Shinhan AIM Social Enterprise Investment Fund III
	SH Startup Venture Specialized Investment Private Equity Trust No.4
	SH Green New Deal Energy Special Asset Private Investment Trust No.3
	Shinhan AIM Private Real Estate Investment Trust No.22-A

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

50. Related parties (continued)

(a) The related parties as of December 31, 2023 and 2022 are as follows (continued):

Entities under common control	One Shinhan Connect New Technology Investment Fund 1
	Shinhan Global Green Energy Partnership Private Investment Trust No.1
	SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd
	One Shinhan Futures Fund 3
	SH Startup Venture Private Equity Trust No.5
	Shinhan Greenway Corporate Investment FUND NO.1
	One Shinhan Connect New Technology Investment Fund 2
	Shinhan global flagship venture fund 1
	SH BGT Private Special Asset Investment Trust No.2
	IMM Long-term Solution Private Equity Fund(*1)
	Shinhan AIM Credit 4-B_Clover2(*2)
	SH Sustainable Management ESG Short Term Bond Security Feeder Investment Trust No.1[Bond](*2)
	SH Venture Private Investment Trust No.6(*2)
	Shinhan One Flagship Real Estate Development Fund 1(*2)
	Shinhan hyper connect venture fund I (*2)
	Shinhan hyper future's venture fund 1(*2)
	SH Special Situation Private Real Estate Feeder Investment Trust No.1(*2)
	Shinhan CIS III Private Investment Trust No.1(*2)
Associates	iPIXEL Co., Ltd.
	Findvalue JD Fund No.1
Associates of entities under common control	Seocho Information Command Complex Development Project PFV1
	Seocho Information Command Complex Development Project PFV2
	Midas Asset Global CRE Debt Private Fund No.6
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37
	LB Scotland Amazon Fulfillment Center Fund 29
	SHINHAN-NEO Core Industrial Technology Fund
	SHINHAN-NEO Market-Frontier 2nd Fund
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2
	Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24
	Macquarie Korea Opportunities Fund (MKOF)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022

50. Related parties (continued)

(a) The related parties as of December 31, 2023 and 2022 are as follows (continued):

Associates of entities under common control(continued)	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust Shinhan AIM Private Real Estate Investment Trust No.1 Shinhan AIM Private Real Estate Investment Trust No.2 SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative] PCC Amberstone Private Equity Fund I KIAMCO POWERLOAN TRUST 4TH SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2 Shinhan JigaeNamsan Road Private Special Asset Investment Trust Shinhan Mid and Small-Sized Office Value-Added Parent REIT Co., Ltd. (*2) IGIS Real Estate General Private Feefer Investment Company No.517-1(*2) Shinhan AIM Private Fund of Fund 9-B(*2)
Others	Shinhan Life Shining Foundation

(*1) it was classified as an associate as of December 31, 2022.
(*2) it was newly included as a related party, as of December 31, 2023.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2023 and 2022 are as follows:

Related party	Account		2023	2022
The parent company				
Shinhan Financial Group Co., Ltd.	Securities at fair value through other comprehensive income	₩	29,130	26,698
	Accrued income		167	167
	Provisions for credit losses		(14)	(20)
	Current tax assets		70,659	115,449
	Current tax liability		55	-
	Accrued expenses		10,102	8,354
Subsidiaries				
Shinhan Financial Plus Co., Ltd.	Right-of-use asset		98	1,699
	Leasehold deposits		37	-
	Rental deposit		159	188
	Lease liability		96	1,644
	Account payables		-	153
	Accrued expenses		1,949	705
Entities under common control				
Shinhan Bank Co., Ltd.	Cash and due from banks at amortized cost		106,532	8,599
	Financial assets at fair value through profit or loss (*1)		33,385	2,494
	Rental deposits		5,505	11,128
	Right-of-use assets		3,872	4,742
	Derivative assets		21,030	31,221
	Accrued income		144	149
	Derivative liabilities		22,287	18,030
	Lease liabilities		4,169	4,789
	Accrued expenses		42	1,178
	Investment contract liabilities (*2)		209,253	121,213
Shinhan Securities Co., Ltd.	Cash and due from banks at amortized cost		38,612	15,709
	Accrued income		67	113
	Derivative assets		11,746	2,440
	Accounts receivable		8,057	4,996
	Derivative liabilities		17,277	36,082
	Account payables		3,095	2,240
Shinhan Card Co., Ltd.	Securities at fair value through other comprehensive income		29,766	28,712
	Accounts receivable		36	30
	Accrued income		133	128
	Provisions for credit losses		(19)	(4)
	Accrued expenses		2,840	3,408
	Investment contract liabilities(*2)		36,056	33,236
Jeju Bank	Cash and due from banks at amortized cost		53	6
	Investment contract liabilities(*2)		13,832	8,366
	Accrued expenses		3	56
Shinhan DS	Accrued expenses		986	301
Shinhan Asset Management Co., Ltd.	Financial assets at fair value through profit or loss(*1)		8,435	8,344
	Accrued expenses		1,011	1,051
Shinhan AI Co., Ltd.	Prepayments		-	27
Shinhan Fund Partners	Accrued expenses		171	172
Total assets		₩	367,431	262,827
Total liabilities		₩	323,383	241,166

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2023 and 2022 are as follows (continued):

(*1) It is a financial instrument related to a separate structured entity of related parties.
(*2) It is reserve for policyholders of retirement benefits.

(c) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows:

Related Party	Account		2023	2022
The parent company				
Shinhan Financial Group Co., Ltd.	Interest income	₩	868	868
	Provisions for (Reversal of) credit losses		(6)	(20)
	Commission expense, etc.		4,737	5,360
Subsidiaries				
Shinhan Financial Plus Co., Ltd	Interest income		2	-
	Other income		626	750
	Insurance expenses		20,159	10,649
	Interest expense		7	50
	Other expenses		67	843
	Commission expense, etc.		11,087	-
Shinhan Life Insurance Vietnam Co., Ltd.	Fee and commission income		269	1,746
Miraeasset Maps Global Infra Private Special Asset Trust 2	Income related to financial assets measures at FVTPL		1,516	12,289
Shinhan AIM Private fund of funds Trust 5	Income related to financial assets measures at FVTPL		2,547	1,330
Shinhan AIM Private fund of funds Trust 6-B	Income related to financial assets measures at FVTPL		1,392	145
Shinhan AIM Credit Fund 3	Income related to financial assets measures at FVTPL		6,076	6,119
KB Global Private Real Estate Debt Fund 23	Income related to financial assets measures at FVTPL		4,995	-
KB Global Private Real Estate Debt Fund 21	Income related to financial assets measures at FVTPL		1,370	87
Entities under common control				
Shinhan Bank Co., Ltd.	Interest income(*1)		3,268	1,102
	Income related to financial assets measures at FVTPL(*2)		113	20
	Fee and commission income		576	569
	Valuation gain of derivatives		8,878	27,617
	Transaction gain of derivatives		2,979	2,950
	Insurance expenses		1,648	7,573
	Interest expense		26	120
	Valuation loss of derivatives		23,929	16,280
	Transaction loss of derivatives		10,888	32,925
	Commission expenses, etc.		5,349	5,163
Shinhan Securities Co., Ltd.	Interest income		325	112
	Fee and commission income		275	475
	Valuation gain of derivatives		613	82
	Transaction gain of derivatives		731	-
	Insurance expenses		-	1
	Provisions for (Reversal of) credit losses		-	(5)
	Investment administration expenses		1,811	1,694
	Valuation loss of derivatives		826	1,827
	Transaction loss of derivatives		155	24
	Commission expenses, etc.		105	139

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. **Related parties (continued)**

(c) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related Party	Account		2023	2022
Entities under common control				
Shinhan Card Co., Ltd.	Interest income	₩	759	759
	Fee and commission expense		172	43
	Insurance expenses		11,202	9,379
	Provisions for (Reversal of) credit losses		15	(4)
	Commission expenses, etc.		6,989	7,481
Jeju Bank	Insurance expenses		239	581
	Commission expense, etc.		13	14
Shinhan DS	Other income		-	1
	Commission expense, etc.		18,306	16,389
Shinhan Asset Management Co., Ltd.	Interest income		1	-
	Investment administration expenses		5,291	3,998
Shinhan Savings Bank	Fee and commission income		15	8
Shinhan Fund Partners	Investment administration expenses		764	732
Shinhan AI Co., Ltd.	Investment administration expenses		37	1,244
SHBNPP Green Energy Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		1,034	1,037
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		1,447	1,119
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		1,064	892
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2	Income related to financial assets measures at FVTPL		696	769
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1	Income related to financial assets measures at FVTPL		192	116
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4	Income related to financial assets measures at FVTPL		1,454	1,702
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5	Income related to financial assets measures at FVTPL		2,000	2,190
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		2,351	2,726
SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1(*3)	Income related to financial assets measures at FVTPL		-	198

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related Party	Account	2023	2022
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	Income related to financial assets measures at FVTPL ₩	-	47
SHBNPP Global Professional Investment Type Private Investment Trust No.12	Income related to financial assets measures at FVTPL	725	1,300
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4	Income related to financial assets measures at FVTPL	3,574	1,844
Shinhan AIM FoF Fund 6-A	Income related to financial assets measures at FVTPL	805	308
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust	Income related to financial assets measures at FVTPL	1,716	1,051
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	Income related to financial assets measures at FVTPL	788	835
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	Income related to financial assets measures at FVTPL	279	190
SH Green New Deal Energy Special Asset Private Investment Trust No.3	Income related to financial assets measures at FVTPL	1,018	475
Shinhan AIM Private Real Estate Investment Trust No.22-A	Income related to financial assets measures at FVTPL	2,501	1,810
Shinhan Global Green Energy Partnership Private Investment Trust No.1	Income related to financial assets measures at FVTPL	178	166
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1	Income related to financial assets measures at FVTPL	902	2,200
Shinhan AIM Private Real Estate Investment Trust No.15	Income related to financial assets measures at FVTPL	-	438
Shinhan AIM FoF Fund 4	Income related to financial assets measures at FVTPL	205	359
Shinhan AIM Credit 4-B_Clover2	Income related to financial assets measures at FVTPL	4,794	-
SH Sustainable Management ESG Short Term Bond Security Feeder Investment Trust No.1[Bond]	Income related to financial assets measures at FVTPL	83	-
IMM Long-term Solution Private Equity Fund	Income related to financial assets measures at FVTPL	1,115	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related Party	Account		2023	2022
Midas Asset Global CRE Debt Private Fund No.6	Income related to financial assets measures at FVTPL	₩	2,955	1,876
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	Income related to financial assets measures at FVTPL		2,203	1,925
LB Scotland Amazon Fulfillment Center Fund 29	Income related to financial assets measures at FVTPL		1,175	723
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Income related to financial assets measures at FVTPL		271	188
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Income related to financial assets measures at FVTPL		202	101
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24	Income related to financial assets measures at FVTPL		792	785
Shinhan AIM Private Real Estate Investment Trust No.1	Income related to financial assets measures at FVTPL		1,086	2,176
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2	Income related to financial assets measures at FVTPL		134	303
Shinhan BNPP Global Infrastructure Private Investment Trust (*3)	Income related to financial assets measures at FVTPL		-	183
PCC Amberstone Private Equity Fund I	Income related to financial assets measures at FVTPL		877	803
KIAMCO POWERLOAN TRUST 4TH	Income related to financial assets measures at FVTPL		1,537	1,537
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Income related to financial assets measures at FVTPL		960	987
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		314	139
Shinhan Mid and Small-Sized Office Value Added Parent REIT Co., Ltd.	Income related to financial assets measures at FVTPL		84	-
Shinhan AIM Private Fund of Fund 9-B	Income related to financial assets measures at FVTPL		312	-
Others				
Shinhan Life Shining Foundation	Rental income		55	53
	Donations		2,555	2,353
Total income		₩	80,244	90,623
Total expense		₩	126,199	124,790

(*1) It includes gains or losses from derivatives from hedging instruments.

(*2) It is investment gains and losses from separate structured entities of the related party.

(*3) It has been removed from the related party during the year ended December 31, 2022, the amount refers to the transactions before its removal.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(d) Major financial transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

		2023				
		Borrowing of funds		Investment in cash		Dividend paid
		Borrowing	Redemption	Investment	Collection	
The parent company						
Shinhan Financial Group Co., Ltd.	₩	-	-	-	-	162,257
Subsidiary						
Shinhan Financial Plus Co., Ltd	₩	-	-	14,000	-	-
Shinhan LifeCare Co., Ltd.		-	-	40,000	-	-
Shinhan AIM Private fund of funds Trust 7-A		-	-	5,896	-	-
Shinhan AIM Private fund of funds Trust 6-B				13,376	593	
Shinhan AIM Private fund of funds Trust 5		-	-	-	2,844	-
KB Global Private Real Estate Debt Fund 23		-	-	11,224	-	-
KB Global Private Real Estate Debt Fund 21		-	-	10,163	-	-
Shinhan KKR Global Program REC Private Investment Trust		-	-	85,978	-	-
Shinhan KKR Global Program PEF Private Investment Trust		-	-	36,605	-	-
Shinhan KKR Global Program PDF Private Investment Trust		-	-	96,050	-	-
Shinhan LCP X Private Investment Trust No.4(H)		-	-	16,342	-	-
	₩	-	-	329,634	3,437	-
Entities under common control						
Shinhan Bank Co., Ltd. (*1)(*2)	₩	-	780	30,891	-	-
SHBNPP Green Energy Private Special Asset Investment Trust		-	-	-	1,630	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust		-	-	-	1,656	-
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust		-	-	-	7,188	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,638	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	324	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4		-	-	1,332	13,367	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5		-	-	-	799	-
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust		-	-	2,018	-	-
Shinhan AIM Social Enterprise Investment Fund I		-	-	12	-	-
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1		-	-	1,908	-	-
One Shinhan Futures Fund 1		-	-	-	184	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	-	1,000	914	-
SHBNPP Global Professional Investment Type Private Investment Trust No.12		-	-	1,284	-	-
Shinhan AIM Private Real Estate Investment Trust No.15		-	-	2,031	349	-
Shinhan AIM FoF Fund 4		-	-	7,810	-	-
Shinhan AIM Social Enterprise Investment Fund II		-	-	29	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. **Related parties (continued)**

(d) Major financial transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2023				
		Borrowing of funds		Investment in cash		Dividend
		Borrowing	Redemption	Investment	Collection	paid
Entities under common control						
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4	₩	-	-	2,979	651	-
Shinhan AIM Private Real Estate Investment Trust No.13		-	-	-	36,541	-
Shinhan AIM FoF Fund 6-A		-	-	7,574	938	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust		-	-	2,026	516	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		-	-	1,000	-	-
One Shinhan Futures Fund 2		-	-	-	100	-
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		-	-	150	-	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	1,224	-
Shinhan AIM Social Enterprise Investment Fund III		-	-	750	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4		-	-	4,000	-	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3		-	-	14,339	9	-
Shinhan AIM Private Real Estate Investment Trust No.22-A		-	-	5,585	109	-
One Shinhan Connect New Technology Investment Fund 1		-	-	-	104	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1		-	-	980	-	-
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd		-	-	600	-	-
One Shinhan Futures Fund 3		-	-	-	102	-
SH Startup Venture Private Equity Trust No.5		-	-	6,000	-	-
Shinhan Greenway Corporate Investment FUND NO.1		-	-	5,000	-	-
One Shinhan Connect New Technology Investment Fund 2		-	-	-	2,452	-
Shinhan global flagship venture fund 1		-	-	5,200	-	-
SH BGT Private Special Asset Investment Trust No.2		-	-	8,140	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(d) Major financial transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2023				
		Borrowing of funds		Investment in cash		Dividend paid
		Borrowing	Redemption	Investment	Collection	
Entities under common control						
Shinhan AIM Credit 4-B_Clover2	₩	-	-	5,047	-	-
SH Sustainable Management ESG Short Term Bond Security Feeder Investment Trust No.1[Bond]		-	-	83	-	-
SH Venture Private Investment Trust No.6		-	-	4,000	-	-
Shinhan One Flagship Real Estate Development Fund 1		-	-	6,255	-	-
Shinhan hyper connect venture fund I		-	-	6,080	-	-
Shinhan hyper future's venture fund 1		-	-	106	-	-
SH Special Situation Private Real Estate Feeder Investment Trust No.1		-	-	2,140	-	-
Shinhan CIS III Private Investment Trust No.1		-	-	17,807	-	-
	₩	-	780	154,156	70,795	-
Associates of entities under common control						
Seocho Information Command Complex Development Project PFV2	₩	-	-	675	-	-
Midas Asset Global CRE Debt Private Fund No.6		-	-	-	1,471	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	-	1,747	-	-
SHINHAN-NEO Market-Frontier 2nd Fund		-	-	450	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	-	-	5,209	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	-	-	601	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	-	-	2,958	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		-	-	1	-	-
Shinhan AIM Private Real Estate Investment Trust No.1		-	-	7,672	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		-	-	-	1,319	-
PCC Amberstone Private Equity Fund I		-	-	-	512	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. **Related parties (continued)**

(d) Major financial transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:
(continued)

		2023				
		Borrowing of funds		**Investment in cash**		**Dividend**
		Borrowing	**Redemption**	**Investment**	**Collection**	**paid**
Associates of entities under common control						
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,588	-
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	-	321	-	-
Shina Mid and Small-Sized office Value Added Parent REIT Co., Ltd.		-	-	4,984	-	-
IGIS Real Estate General Private Feefer Investment Company No.517-1		-	-	22,600	-	-
Shinhan AIM Private Fund of Fund 9-B		-	-	4,981	155	-
	₩	-	-	43,431	13,813	-
	₩	-	780	527,221	88,045	162,257

(*1) The interest expense recognized under the lease contract signed with Shinhan Bank Co., Ltd., a related party is ₩26 million for the year ended December 31, 2023.

(*2) It includes the detailed transactions related to consolidated structured entities of the related parties.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(d) Major financial transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022				
		Borrowing of funds		Investment in cash		Dividend
		Borrowing	Redemption	Investment	Collection	paid
Subsidiaries						
Shinhan Financial Plus Co., Ltd	₩	-	-	20,000	-	-
Mirae Asset Maps Global Infra Private Special Asset Trust 2		-	-	1,864	20,320	-
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2		-	-	528	-	-
Shinhan AIM Private fund of funds Trust 5		-	-	43,539	112	-
Shinhan AIM Private fund of funds Trust 6-B		-	-	24,551	241	-
Shinhan AIM Private fund of funds Trust 7-A		-	-	1,266	-	-
KB Global Private Real Estate Debt Fund 23		-	-	52,357	1,133	-
KB Global Private Real Estate Debt Fund 21		-	-	24,326	176	-
		-	-	168,431	21,982	-
Entities under common control						
Shinhan Bank Co., Ltd. (*1)(*2)		-	749	771	2	-
Shinhan Securities Co., Ltd.		-	2	-	-	-
SHBNPP Green Energy Private Special Asset Investment Trust		-	-	-	1,435	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust		-	-	-	1,732	-
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust		-	-	-	190	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,569	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	403	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4		-	-	5,784	-	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5		-	-	6,009	-	-
SHBNPP US Nevada Photovoltaic Private Special Asset Investment Trust		-	-	4,783	-	-
SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1 (*3)		-	-	-	5,471	-
Shinhan AIM Social Enterprise Investment Fund I		-	-	-	169	-
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1		-	-	756	7,199	-
One Shinhan Futures Fund 1		-	-	-	238	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	-	1,000	986	-
SHBNPP Global Professional Investment Type Private Investment Trust No.12		-	-	-	720	-
Shinhan AIM Private Real Estate Investment Trust No.15		-	-	4,442	-	-
Shinhan AIM FoF Fund 4		-	-	1,339	-	-
Shinhan AIM Social Enterprise Investment Fund II		-	-	122	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(d) Major financial transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

	2022				
	Borrowing of funds		Investment in cash		Dividend
	Borrowing	Redemption	Investment	Collection	paid
Entities under common control					
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4 ₩	-	-	3,827	-	-
Shinhan AIM Private Real Estate Investment Trust No.13	-	-	5,032	-	-
Shinhan AIM FoF Fund 6-A	-	-	17,890	-	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust	-	-	320	23	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3	-	-	3,000	-	-
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1	-	-	150	-	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	-	-	-	1,180	-
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	-	-	5,396	104	-
Shinhan AIM Social Enterprise Investment Fund III	-	-	1,065	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4	-	-	6,000	-	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3	-	-	8,234	45	-
Shinhan AIM Private Real Estate Investment Trust No.22-A	-	-	3,461	436	-
One Shinhan Connect New Technology Investment Fund 1	-	-	5,550	6,082	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1	-	-	6,019	230	-
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd	-	-	450	-	-
One Shinhan Futures Fund 3	-	-	198	-	-
Shinhan Global Bond EMP Private Equity Investment Trust	-	-	3,000	2,732	-
SH Startup Venture Private Equity Trust No.5	-	-	6,000	-	-
Shinhan Greenway Corporate Investment FUND NO.1	-	-	2,920	-	-
One Shinhan Connect New Technology Investment Fund 2	-	-	6,000	-	-
Shinhan global flagship venture fund 1	-	-	5,200	-	-
SH BGT Private Special Asset Investment Trust No.2	-	-	4,513	-	-
	-	751	119,231	30,946	-
Associates					
Findvalue JD Fund No.1	-	-	1,000	-	-
IMM Long-term Solution Private Equity Fund	-	-	34,981	-	-
	-	-	35,981	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. <u>Related parties (continued)</u>

(d) Major financial transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

		2022				
		Borrowing of funds		**Investment in cash**		**Dividend**
		Borrowing	**Redemption**	**Investment**	**Collection**	**paid**
Associates of entities under common control						
Midas Asset Global CRE Debt Private Fund No.6	₩	-	-	4,889	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	-	1,911	-	-
LB Scotland Amazon Fulfillment Center Fund 29		-	-	-	745	-
SHINHAN-NEO Core Industrial Technology Fund		-	-	480	-	-
SHINHAN-NEO Market-Frontier 2nd Fund		-	-	900	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	-	-	86	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	-	-	1,467	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	-	426	4,145	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		-	-	1	-	-
Shinhan AIM Private Real Estate Investment Trust No.2		-	-	3,346	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		-	-	-	2,215	-
SHBNPP Global Infrastructure Private Special Asset Investment Trust (*3)		-	-	-	60	-
PCC Amberstone Private Equity Fund I		-	-	-	647	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,579	-
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	-	56	66	-
Shinhan AIM Private Fund of Fund 9-B		-	-	10,842	-	-
		-	-	22,851	11,010	-
	₩	-	751	346,494	63,938	-

(*1) The interest expense recognized under the lease contract signed with Shinhan Bank Co., Ltd., a related party is ₩120 million for the year
ended December 31, 2023.

(*2) It includes the detailed transactions related to consolidated structured entities of the related parties.

(*3) It has been removed from the related party during the year ended December 31, 2022, the amount refers to the transactions before its removal.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(e) The amount of unused capital commitments with related parties as of December 31, 2023 and 2022 is as follows.

Related Party		2023	2022
Subsidiaries			
Mirae Asset Maps Global Infra Private Special Asset Trust 2	₩	19,439	5,715
Shinhan AIM Private fund of funds Trust 7-A		12,975	17,546
Shinhan AIM Private fund of funds Trust 6-B		24,121	34,945
Shinhan AIM Private fund of funds Trust 5		27,373	25,117
KB Global Private Real Estate Debt Fund 23		2,164	12,899
KB Global Private Real Estate Debt Fund 21		31,579	37,240
Shinhan KKR Global Program REC Private Investment Trust		44,665	-
Shinhan KKR Global Program PEF Private Investment Trust		72,722	-
Shinhan KKR Global Program PDF Private Investment Trust		185,674	-
Shinhan LCP X Private Investment Trust No.4(H)		36,103	-
		456,815	133,462
Entities under common control			
Shinhan Bank Co., Ltd. (*)		6,339	1,427
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	1,000
Shinhan AIM Private Real Estate Investment Trust No.15		380	2,167
Shinhan AIM FoF Fund 4		3,096	9,371
Shinhan AIM Social Enterprise Investment Fund II		-	60
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		6,785	8,513
Shinhan AIM FoF Fund 6-A		32,076	38,929
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		1,000	2,000
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		-	150
Shinhan AIM Investment Finance Specialized Investment Trust No. 1		-	534
Shinhan AIM Social Enterprise Investment Fund III		294	1,044
SH Startup Venture Specialized Investment Private Equity Trust No.4		4,000	8,000
SH Green New Deal Energy Special Asset Private Investment Trust No.3		10,769	25,108
Shinhan AIM Private Real Estate Investment Trust No.22-A		27,066	30,320
One Shinhan Connect New Technology Investment Fund 1		-	3,450
Shinhan Global Green Energy Partnership Private Investment Trust No.1		8,768	8,538
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd		-	150
One Shinhan Futures Fund 3		-	792
SH Startup Venture Private Equity Trust No.5		8,000	14,000
Shinhan Greenway Corporate Investment FUND NO.1		2,080	5,880
One Shinhan Connect New Technology Investment Fund 2		-	34,000
Shinhan global flagship venture fund 1		15,600	20,800
SH BGT Private Special Asset Investment Trust No.2		13,628	21,351
SH Venture Private Investment Trust No.6		16,000	-
Shinhan One Flagship Real Estate Development Fund 1		13,745	-
Shinhan hyper connect venture fund I		29,920	-
Shinhan hyper future's venture fund 1		775	-
SH Special Situation Private Real Estate Feeder Investment Trust No.1		7,860	-
Shinhan CIS III Private Investment Trust No.1		22,796	-
IMM Long-term Solution Private Equity Fund		1,019	1,019
		231,996	238,603

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(e) The amount of unsettled capital commitments with related parties as of December 31, 2023 and 2022 is as follows: (continued)

Related Party		2023	2022
Associates of entities under common control			
SHINHAN-NEO Market-Frontier 2nd Fund	₩	450	900
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		3,880	3,882
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		182	501
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.		3,516	-
IGIS Real Estate General Private Feefer Investment Company No.517-1		4,400	-
Shinhan AIM Private Fund of Fund 9-B		11,091	14,749
		23,519	20,032
	₩	712,330	392,097

(*) It is an unused capital commitment related to consolidated structured entities of the related party.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(f) The amount of unsettled capital commitments of derivatives with related parties as of December 31, 2023 and 2022 is as follows:

Related Party	Type of Derivatives		2023	2022
Entities under common control				
Shinhan Bank Co., Ltd.	Currency swap	₩	716,394	701,873
	Currency forward		612,332	330,322
Shinhan Securities Co., Ltd.	Equity options		109,138	75,436
	Interest rate forward		354,395	319,393
		₩	1,792,259	1,427,024

(g) Details of bond transactions with key management for the years ended December 31, 2023 and 2022 are as follows:

Related Party		2023		2022	
		Buy	Sell	Buy	Sell
Entities under common control					
Shinhan Securities Co., Ltd.	₩	759,745	305,425	397,107	384,165

(h) Details of acquisitions and disposal of assets with key management for the years ended December 31, 2023 and 2022 are as follows:

Related Party	Account		2023		2022	
			Acquisition	Disposal	Acquisition	Disposal
Subsidiary						
Shinhan Financial Plus Co., Ltd.	Equipment	₩	-	297	-	231
	Software		-	-	-	42
	Rental property		-	269	-	-
	Right-of-use assets		147	-	-	-
Shinhan LifeCare Co., Ltd.	Rental property	₩	198	-	-	-
	Other intangible assets		-	-	-	717
		₩	345	566	-	990
Entities under common control						
Shinhan Bank Co., Ltd.	Right-of-use assets		1,790	1,291	394	3
Shinhan Securities Co., Ltd.	Right-of-use assets		-	-	57	78
Shinhan DS	Equipment		94	-	531	-
	Development costs		1,708	-	234	-
	Software		91	-	1,681	-
	Other intangible assets		-	-	362	-
		₩	3,683	1,291	3,259	81
		₩	4,028	1,857	3,259	1,071

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

50. Related parties (continued)

(i) Details of collateral transactions with related parties

i) The collateral provided by the Company to related parties as of December 31, 2023 and 2022 is as follows:

Provided by	Collateral asset		2023(*)	2022
Shinhan Bank Co., Ltd.	Government bonds	₩	7,203	405,799
Shinhan Securities Co., Ltd.	Government bonds, equities, and beneficiary certificates			
			47,724	73,417
		₩	54,927	479,216

(*) Collateral value is equivalent to the carrying amount of the collateral asset.

ii) The collateral provided by the related party to Company as of December 31, 2023 and 2022 is as follows:

Collateral lender	Collateral asset		2023	2022
Shinhan Bank Co., Ltd.	Securities	₩	10,008	10,055
Shinhan Card Co., Ltd.	Deposits		10	-
		₩	10,018	10,055

(j) Details of transactions with key management for the years ended December 31, 2023 and 2022 are as follows:

		2023	2022
Short -term employee benefits	₩	1,134	893
Share-based payment		706	509
Post-employment benefits		37	37
	₩	1,877	1,439

(k) As of December 31, 2023, the amount of credit card allowance commitment provided to Shinhan Card Co., Ltd., a related party, is ₩7,500 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

51. Earnings per share

Earnings per share for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Profit for the period	₩	481,851	456,998
Less: hybrid bond interests		10,801	10,799
Net profit available for common stock	₩	471,050	446,199
Weighted average number of common shares outstanding		115,654,859 shares	115,654,859 shares
Basic earnings per share in won (*)	₩	4,073	3,858

(*) Because the Company does not have a potential diluted common stock and the stock options do not dilute, the diluted earnings per share in the current term and the prior term is consistent with the basic earnings per share.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

52. Statements of cash flows

(a) The changes in assets and liabilities from operating activities as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Interest income	₩	(1,538,432)	(1,532,315)
Interest expense		147,255	94,761
Dividend income		(30,483)	(42,542)
Income taxes		160,523	77,364
Insurance revenue		(2,629,139)	(2,469,700)
Reinsurance revenue		(40,360)	(34,983)
Insurance finance income from insurance contracts issued		(364,541)	(883,170)
Insurance finance income from reinsurance contracts held		(19,095)	(15,757)
Insurance service expenses		1,753,853	1,647,042
Reinsurance service expenses		71,631	62,328
Insurance finance expenses from insurance contracts issued		2,500,731	1,653,462
Insurance finance expenses from reinsurance contracts held		19,959	16,936
Gains on financial assets at fair value through profit or loss		(824,536)	(196,046)
Losses on financial assets at fair value through profit or loss		353,758	938,026
Gains on disposal of securities at fair value through other comprehensive income		(54,256)	(72,818)
Losses on disposal of securities at fair value through other comprehensive income		55,895	56,757
Provisions for (Reversal of) credit losses		16,842	14,308
Gain on derivative transactions		(5,846)	(14,663)
Loss on derivative transactions		51,822	109,310
Gain on valuation of derivatives		(26,176)	(88,892)
Loss on valuation of derivatives		99,444	91,748
Gain on foreign currency translation		(141,485)	(204,129)
Loss on foreign currency translation		8,898	92,563
Gain on foreign currency transaction		(2,275)	(4,022)
Loss on foreign currency transaction		13,090	-
Amortization of right-of-use assets		31,437	37,514
Depreciation		18,337	18,992
Amortization of intangible assets		69,369	55,189
Employee costs		8,395	17,763
Rental income		(30)	(25)
Losses on provisions		4,694	(1,763)
Non-operating income		(825)	(685)
Non-operating expense		16,931	2,739
	₩	(274,615)	(574,708)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

52. Statements of cash flows(continued)

(b) Changes in assets and liabilities from operating activities for the year ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Due from banks at amortized cost	₩	30,050	(30,055)
Financial assets at fair value through profit or loss		1,006,404	164,736
Loans at amortized cost		581,073	59,825
Other Financial assets		7,501	(48,860)
Other assets		442	306
Net defined benefit liabilities		(6,574)	(6,842)
Insurance contract liabilities		(1,606,568)	(1,242,892)
Reinsurance contract liabilities		(33,858)	(260,215)
Investment contract liabilities		(574,854)	(907,047)
Provisions		(14,079)	(8,255)
Derivative liabilities		(22,031)	(11,206)
Other financial liabilities		(73,885)	8,060
Other liabilities		3,664	4,018
	₩	(702,715)	(2,278,427)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

52. Statements of cash flows(continued)

(c) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2023 and 2022 are as follows:

		2023	**2022**
Cash and due from banks at amortized cost	₩	1,640,481	1,483,695
Adjustments:			
Available deposits whose expiration date exceeds 3 months from the acquisition date		(617,938)	(657,580)
Restricted deposit		(72,100)	(62,016)
		(690,038)	(719,596)
	₩	950,443	764,099

(d) The Company has prepared statements of cash flows using indirect method, and the significant non-cash activities for the years ended December 31, 2023 and 2022 are as follows:

		2023	**2022**
Changes in gains(losses) on valuation of securities at fair value through other comprehensive income	₩	2,855,074	7,201,656
Write-off of loans at amortized costs		6,630	5,317
Changes in policyholders' equity adjustment		591	46,721
Recognition of right-of-use asset and lease liability		13,002	18,734
Reclassification of payables to property, plant and equipment and intangible assets		5,080	1,806
Additional reserves of contingent liability		295	997
Interests payable for hybrid bonds		1,497	1,497

(e) Changes in liabilities resulting from financing activities for the years ended December 31, 2023 and 2022 are as follows:

		2023(*1)		
		Debentures(*2)	**Lease liability(*2)**	**Total**
Beginning balance	₩	653,451	109,060	762,511
Changes in cash flows		(367,399)	(30,351)	(397,750)
Amortization		189	2,722	2,911
Others		13,090	10,135	23,225
Ending balance	₩	299,331	91,566	390,897

(*1) Changes of other financial liabilities are not included.
(*2) Changes of borrowings are included.

		2022(*1)		
		Debentures(*2)	**Lease liability(*2)**	**Total**
Beginning balance	₩	614,644	127,406	742,050
Changes in cash flows		10,000	(34,360)	(24,360)
Amortization		176	2,588	2,764
Others		28,631	13,426	42,057
Ending balance	₩	653,451	109,060	762,511

(*1) Changes of other financial liabilities are not included.
(*2) Changes of borrowings are included.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Separate Financial Statements
As of December 31, 2023 and 2022
(In millions of won)

53. Effects of changes in accounting policies

As stated in Note 3, the Company has initially applied Korean IFRS 1117 'Insurance Contracts' for the accounting periods beginning on January 1, 2023. This Standard replaces Korean IFRS 1104 'Insurance Contracts'. The Company has restated comparative information for 2022 applying the transitional provisions in Korean IFRS 1117. Korean IFRS 1117 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. It introduces a model that measures groups of contracts based on the Company's estimates of the present value of future cash flows that are expected to arise as the Company fulfils the contracts, an explicit risk adjustment for non-financial risk and a contractual service margin. The details of the new requirements of Korean IFRS 1117 are disclosed in Note 3.

On the other hand, the Company adopted Korean IFRS 1109 'Financial Instruments' from January 1, 2018 and classified financial instruments into debt instruments at amortized cost, debt instruments at fair value through other comprehensive income, equity instruments at fair value through other comprehensive income, or financial assets at fair value through profit or loss, according to business model for managing the financial assets. For financial assets related to insurance contracts, the Company had applied the overlay approach in accordance with Korean IFRS 1104. The Company changed classifications and measurement of financial assets related to insurance business for the purpose of managing capital volatility according to fair value measurement of insurance liabilities given that Korean IFRS 1109 permits, at the date of initial application of Korean IFRS 1117, reassessment of business model of eligible financial assets and redesignation of financial assets as measured at fair value through profit or loss and equity instruments at fair value through other comprehensive income if an entity that had applied Korean IFRS 1109 to annual reporting periods before the initial application of Korean IFRS 1117. Accordingly, for a financial asset derecognized between the transition date and date of initial application of Korean IFRS 1117, the Company has applied the classification overlay to prepare the statement of financial position at the transition date for the purpose of presenting comparative information as if classification and measurement requirements of Korean IFRS 1109 had been applied to those financial assets of which classification and measurement were changed through reassessment of their business model.

Under Korean IFRS 1104, assets and liabilities of separate account were presented in gross amounts in the statement of financial position and income and expenses of principal and interest guaranteed type separate account were presented in gross amounts in the statement of comprehensive income in accordance with the Enforcement Rules of the Regulations on Supervision of Insurance Business. However, under Korean IFRS 1117, assets, liabilities, income and expenses of separate account are presented together with those of general account and any transactions between general account and separate account have been eliminated.

53. Effects of changes in accounting policies(continued)

The effects of initial application of Korean IFRS 1117 on the separate statement of financial position are as follows.

(a) The separate statement of financial position under Korean IFRS 1117 as of January 1, 2022, the transition date, is as follows:

	Amount (A) (*1)		Amount (B) (*2)	Change (B-A)
Assets:		**Assets:**		
Cash and due from banks at amortized cost	₩ 1,577,110	Cash and due from banks at amortized cost	₩ 2,195,070	
Financial assets at fair value through profit or loss	6,654,213	Financial assets at fair value through profit or loss	12,452,780	
Securities at fair value through other comprehensive income	14,282,949	Securities at fair value through other comprehensive income	40,297,115	
Securities at amortized cost	26,806,395	Securities at amortized cost	4,339,749	
Loans and receivables at amortized cost	9,591,343	Loans and receivables at amortized cost	5,276,416	
Reinsurance contract assets	47,050	Reinsurance contract assets	-	
Other assets (*3)	11,496,646	Other assets	768,763	
	₩ 70,455,706		₩ 65,329,893	₩ (5,125,813)
Liabilities:		**Liabilities:**		
Insurance contract liabilities	₩ 53,378,791	Insurance contract liabilities	₩ 50,622,187	
		Reinsurance contract liabilities	281,763	
		Investment contract liabilities	3,142,578	
Other liabilities (*3)	11,916,264	Other liabilities	3,000,208	
	₩ 65,295,055		₩ 57,046,736	₩ (8,248,319)
Equity	₩ 5,160,651	**Equity**	₩ 8,283,157	₩ 3,122,506

(*1) Prepared in accordance with Korean IFRS1109 'Financial Instruments', Korean IFRS 1104 'Insurance Contracts', and Enforcement Rules of the Regulations on Supervision of Insurance Business. Under Korean IFRS 1104, the overlay approach had been applied to financial assets related to insurance contracts.

(*2) Prepared in accordance with Korean IFRS1109 'Financial Instruments' and Korean IFRS 1117 'Insurance Contracts.' Under Korean IFRS 1107, financial assets related to insurance contracts have been redesignated.

(*3) Other assets and other liabilities under Korean IFRS 1104 included separate account assets of ₩9,690,015 million and separate account liabilities of ₩10,023,775 million, respectively.

53. Effects of changes in accounting policies(continued)

(b) Classification of financial assets (excluding derivatives) applying Korean IFRS 1117 as of January 1, 2022, the transition date, is as follows:

	Classification categories		Original carrying amount under Korean IFRS 1104	Separate account	Elimination of policy loans	Redesignation of financial assets	New carrying amount under Korean IFRS 1117
Cash and due from banks at amortized cost	Financial assets at amortized cost	₩	1,577,110	617,960	-	-	2,195,070
Due from banks at fair value through profit or loss	Financial assets at fair value through profit or loss		34,261	-	-	-	34,261
Securities at fair value through profit or loss	Financial assets at fair value through profit or loss		6,619,951	6,121,716	-	(323,149)	12,418,518
Securities at fair value through other comprehensive income	Financial assets at fair value through other comprehensive income		14,282,949	2,035,463	-	23,978,703	40,297,115
Securities at amortized cost	Financial assets at amortized cost		26,806,395	-	-	(22,466,646)	4,339,749
Loans at amortized cost	Financial assets at amortized cost		8,610,367	768,256	(5,094,638)	-	4,283,985
Receivables at amortized cost	Financial assets at amortized cost		980,977	11,482	-	(28)	992,431

53. Effects of changes in accounting policies(continued)

(c) Adjustments to assets, liabilities, and equity made on January 1, 2022, the transition date, for the application of Korean IFRS 1117 are as follows:

	Assets	Liabilities	Equity
Original carrying amount under Korean IFRS 1104 ₩	70,455,706	65,295,055	5,160,651
Elimination of items related to Korean IFRS 1104:			
Policy loans	(5,094,638)	-	(5,094,638)
Unamortized acquisition costs	(1,037,780)	-	(1,037,780)
Reinsurance contract assets	(47,050)	-	(47,050)
Insurance contract liabilities	-	(60,232,679)	60,232,679
Others (*)	(114,546)	(124,065)	9,519
	(6,294,014)	(60,356,744)	54,062,730
Recognition of items to apply Korean IFRS 1117:			
Underlying insurance contract liabilities	-	50,622,187	(50,622,187)
Reinsurance contract liabilities	-	281,763	(281,763)
Redesignation of financial assets	1,188,880	-	1,188,880
	1,188,880	50,903,950	(49,715,070)
Others			
Policyholders' equity adjustments	-	40,755	(40,755)
Elimination of intercompany transactions with separate account for the consolidation presentation	(11,998)	(11,998)	-
	(11,998)	28,757	(40,755)
Tax effects from adjustments	(8,681)	1,175,718	(1,184,399)
New carrying amount under Korean IFRS 1117 ₩	65,329,893	57,046,736	8,283,157

(*) Consisted of elimination of insurance receivable (payable) and others that are measured as part of insurance contracts under K-IFRS 1117.

(d) Effects of the application of Korean IFRS 1117 on accumulated other comprehensive income and retained earnings as of January 1, 2022, the transition date, are as follows:

	Retained earnings	Accumulated other comprehensive income
Original carrying amount under Korean IFRS 1104 ₩	1,996,016	51,926
Elimination of assets (liabilities) under Korean IFRS 1104	54,062,730	-
Elimination of gain or losses on financial assets at fair value through profit or loss (Overlay approach)	294,111	(294,111)
Recognition of insurance contract liabilities under Korean IFRS 1117	(50,946,318)	-
Redesignation of financial assets under Korean IFRS 1117	(9,954)	1,198,834
Recognition of net insurance finance income from insurance contract issued	-	42,368
Others (*)	-	(40,756)
Tax effects from adjustments	(935,157)	(249,241)
	2,465,412	657,094
New carrying amount under Korean IFRS 1117 ₩	4,461,428	709,020

(*) It is the amount of policyholders' equity adjustments.

53. Effects of changes in accounting policies(continued)

(e) The separate statement of financial position under Korean IFRS 1117 as of December 31, 2022 is as follows

	Amount (A) (*1)		Amount (B) (*2)	Change (B-A)
Assets:		**Assets:**		
Cash and due from banks at amortized cost	₩ 942,568	Cash and due from banks at amortized cost	₩ 1,483,695	
Financial assets at fair value through profit or loss	6,713,923	Financial assets at fair value through profit or loss	11,658,704	
Securities at fair value through other comprehensive income	10,902,099	Securities at fair value through other comprehensive income	32,629,372	
Securities at amortized cost	27,744,212	Securities at amortized cost	4,338,766	
Loans and receivables at amortized cost	9,684,275	Loans and receivables at amortized cost	5,231,144	
Reinsurance contract assets	295,621	Reinsurance contract assets	59,017	
Other assets (*3)	10,377,920	Other assets	1,006,467	
	₩ 66,660,618		₩ 56,407,165	₩ (10,253,453)
Liabilities:		**Liabilities:**		
Insurance contract liabilities	₩ 53,368,390	Insurance contract liabilities	₩ 42,927,163	
		Reinsurance contract liabilities	62,770	
		Investment contract liabilities	2,296,401	
Other liabilities (*3)	9,796,051	Other liabilities	2,986,822	
	₩ 63,164,441		₩ 48,273,156	₩ (14,891,285)
Equity	₩ 3,496,177	**Equity**	₩ 8,134,009	₩ 4,637,832

(*1) Prepared in accordance with Korean IFRS1109 'Financial Instruments', Korean IFRS 1104 'Insurance Contracts', and Enforcement Rules of the Regulations on Supervision of Insurance Business. Under Korean IFRS 1104, the overlay approach had been applied to financial assets related to insurance contracts.
(*2) Prepared in accordance with Korean IFRS1109 'Financial Instruments' and Korean IFRS 1117 'Insurance Contracts.' Under Korean IFRS 1117, financial assets related to insurance contracts have been redesignated.
(*3) Other assets and other liabilities under Korean IFRS 1104 included separate account assets of ₩8,248,962 million and separate account liabilities of ₩8,167,178 million, respectively.

53. Effects of changes in accounting policies(continued)

(f) The separate statement of comprehensive income for the period ended December 31, 2022 is as follows:

	Amount under Korean IFRSs 1109 and 1104 – overlay approach (A)		Amount under Korean IFRSs 1109 and 1117 (B)	Change (B-A)
Operating income	₩ 9,208,373	Insurance service result	₩ 637,169	
Operating expense	(8,587,604)	Net finance result	(80,886)	
Operating profit	620,769	Operating profit	556,283 ₩	(64,486)
Non-operating expense	(21,810)	Non-operating expenses	(21,921)	
Profit before income taxes	598,959	Profit before income taxes	534,362	(64,597)
Income tax expense	(128,488)	Income tax expense	(77,364)	
Profit for the period	470,471	Profit for the period	456,998	(13,473)
Other comprehensive loss for the period, net of income tax	(2,124,152)	Other comprehensive loss for the period, net of income tax	(595,353)	1,528,799
Total comprehensive loss for the period	₩ (1,653,681)	Total comprehensive loss for the period	₩ (138,355) ₩	1,515,326

(g) The separate statement of cash flows for the period December 31, 2022 is as follows:

	Amount under Korean IFRSs 1104 and 1109 (A)	Amount under Korean IFRSs 1117 and 1109 (B)	Change (B-A)
Cash flows from operating activities	₩ (893,458)	(1,286,899)	(393,441)
Cash flows from investing activities	255,652	580,502	324,850
Cash flows from financing activities	(35,255)	(35,255)	-
Net decrease in cash and cash equivalents	(673,061)	(741,652)	(68,591)
Changes in cash and cash equivalents due to foreign currency translation	1,362	245	(1,117)
Cash and cash equivalents at the beginning of the period	1,023,277	1,505,506	482,229
Cash and cash equivalents at the end of the period	₩ 351,578	764,099	412,521

Independent Auditors' Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Chief Executive Officer of
Shinhan Life Insurance Co., Ltd.

We have reviewed the accompanying ICFR Operating Status Report by CEO and IAM (the "ICFR Report") of Shinhan Life Insurance Co., Ltd. (the "Company") as of December 31, 2023. The Company's management is responsible for designing and operating effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management's assessment of ICFR, it is stated that: "Based on the assessment of the ICFR operating status report by Company's CEO and IAM, ICFR has been effectively designed and is operating as of December 31, 2023, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the "Conceptual Framework")."

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Company's ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Company's ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards ("K-IFRS"). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Company's ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report is not prepared in all material respects, in accordance with the Management Guideline for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Company's ICFR in existence as of December 31, 2023. We did not review the Company's ICFR subsequent to December 31, 2023. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

March 4, 2024

Notice to Readers
This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2023.

ICFR Operating Status Report by CEO and IAM

To the shareholders, Board of Directors, and Audit Committee of
Shinhan Life Insurance Co.,Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Life Insurance Co., Ltd.("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting("ICFR") for the year ending December 31, 2023..

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 21, 2024

Lee, Young jong ()
Chief Executive Officer

Park, Kyung won ( )
Internal Accounting Manager